Exhibit 99.2

Annual reports and accounts 2017

International Game Technology PLC is the global leader in gaming. We enable players to experience their favourite games acrossall channels and regulatedsegments, from gaming machines and lotteries to interactive and social gaming. WHAT WEARE FOCUSED ON Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. London 66 Seymour Street Second Floor Marble Arch House Registered Address:

CONTENTS

CEO STATEMENT	4
1. STRATEGIC REPORT	6
BUSINESS OVERVIEW	8
KEY PERFORMANCE INDICATORS	16
FUTURE STRATEGY	26
PRINCIPAL RISKS AND UNCERTAINTIES	28
2. REMUNERATION REPORT	31
ANNUAL STATEMENT BY THE COMPENSATION COMMITTEE CHAIRMAN	31
REMUNERATION IMPLEMENTATION REPORT	34
REMUNERATION POLICY	43
3. DIRECTORS' REPORT	63
4. INDEPENDENT AUDITORS' REPORT	70
5. FINANCIAL STATEMENTS	75
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	75
INDEX TO COMPANY FINANCIAL STATEMENTS	179

Annual Reports and Accounts 2017 Page | 3

Same-store revenue in the North America Lottery segment grew approximately one percent for the year. That is a notable accomplishment when, in comparison, there was a record $1.6 billion Powerball jackpot in 2016. During 2017, IGT secured contract extensions with the California Lottery and New York Lottery, a seven-year contract with the West Virginia Lottery, as well as product sales with customers in Canada. The IGT PlaySpot™ mobile solution was also introduced to the Rhode Island Lottery. CEO STATEMENT In Italy, we secured the Scratch & Win concession through 2028. Lottery performance was noteworthy, as well. Excluding Late Numbers, which were also exceptionally high in 2016, we reached a record level of wagers in 2017. Non-late number wagers grew three percent for the year, driven by the 10eLotto game. The success in Lottery in Italy is a testament to how innovation can drive meaningful growth, even in a mature market. International Lottery same-store revenues were relatively stable in the full-year period. We expect more normal, low-to-mid-single digit International same-store revenue growth in 2018. During the year, we announced new contracts with customers in Colombia, Germany, Switzerland, Norway, New Zealand, and Sweden. Dear Recipient, I am pleased to report that IGT had a strong finish to 2017, amplifying our progress throughout the year. We delivered robust performance in the Lottery segment, improved results in the Gaming segment, and reinforced our disciplined cost management. An intense focus on bringing innovative content and technology to market is the cornerstone of IGT's strategy. Strengthening the Global Gaming Business Our Gaming business made considerable Meeting Our Financial Objectives progress during 2017. We brought compelling new products to market during the year, including six new game cabinets. The CrystalCurve™ cabinet is the flagship of IGT's new offerings, and we leverage it for both participation and for-sale games. It has become a significant driver of the Company's growth, and we expect that trend to continue. A strong second-half performance enabled IGT to meet all its financial objectives for the year, including the top end of our EBITDA guidance. Net debt was slightly better than the Company's outlook, despite the upfront Italian Scratch & Win concession payment. The results for the full year highlight the diversity and resilience of the IGT enterprise. Over 32,000 gaming machines were shipped in 2017, including four percent growth in replacement units. Internationally, replacement demand was strongest in Latin America. The success of our test-bank process and demand for the CrystalCurve™ Growing the Global Lottery Business Global lottery same-store revenues outside of Italy were up approximately one percent for the year. It's important to note that this performance was on top of high single-digit growth in each of the preceding two years. cabinet drove adouble-digit increase in replacement sales to North America casino customers. Annual Reports and Accounts 2017 Page \ 4

We grew our global installed base for the second consecutive year. This was led by robust International expansion, especially in South Africa and Greece, and with the addition of a new video bingo business. We also stabilised our North America installed base starting in the second half of the year. solutions that help our customers protect their players. In 2017, the Global Gambling Compliance Group (G4) named IGT the first gaming supplier to achieve responsible gaming accreditation for our land-based casino and lottery segments. IGT also received the Internet Responsible Gambling Compliance Assessment Program (iCAP) re-certification, which provides assurance to It was a strong year for systems and software sales for our Gaming customers. The IGT Advantage® casino management system was selected for the industry's most high-profile openings around the world, including Resorts World Catskills and MGM Cotai casinos. For VLTs, IGT had large system and software sales in Canada and Oregon during the year. operators and consumers that IGT's B2C websites and IGT platforms offered in the B2B market are compliant with the Internet Responsible Gambling Standards. During the year, we established our first-ever Office of Diversity and Inclusion at IGT. This office is working with the Company's senior leaders and business units to place a strong emphasis on ensuring that diversity and inclusion are not only embedded in our Company culture, but also into how we operate our business and interact with our customers and community. We've built on our core central system offerings with compelling add-on products such as Service Window,IGT PlaySpot™ mobile solution, Cardless Connect™, and Resort Wallet. These innovative products demonstrate IGT's commitment to player-centric design. Global Gaming Focus Our B2B sports betting platform is used by several lottery and commercial casino customers around the world, mostly in the International segment. The Company also has a full B2C sports betting offering in Italy that operates through a large network of IGT's 2017 results represent a combination of dynamics we expect to characterise our performance for the years to come: consistent global lottery expansion; better trends in gaming; and a continued focus on disciplined expense management. The diversity and scope of IGT's business, both in terms of products and geographies, are the key features and drivers of our full-year results. We have established a solid foundation for our continued growth in 2018, which we are confident will continue creating value for our shareholders. 1,750 points-of-sale, interactive offer. complemented by a full Awards In 2017, the IGT PlaySpot™ mobile solution was named Lottery Product of the Year at the International Gaming Awards. IGT was also chosen as Casino Supplier of the Year at the International Gaming Awards ceremony. Equally as noteworthy, the SPHINX 4D™ game and Cardless Connect™ mobile technology won Land-Based Gaming Innovation of the Year and Land-Based Product of the Year, respectively, at the Global Gaming Awards. Marco Sala Chief Executive Officer Responsible Gaming and Diversity & Inclusion IGT partners with gaming operators around the world to provide innovative technology and services, and it is our responsibility to create Annual Reports and Accounts 2017 Page \ 5

1. STRATEGIC REPORT

The board of directors (the Directors) present their Strategic Report on International Game Technology PLC (the Company) and its subsidiaries (together the Group or IGT) for the financial year ended December 31, 2017.

In these Annual Reports and Accounts we define International Game Technology PLC (the Company) and the Company and its subsidiaries (the Group or IGT), however, in the consolidated financial statements and in the notes to the consolidated financial statements we define International Game Technology PLC (IGT PLC or the Parent) and IGT PLC or the Parent and its subsidiaries (the Company).

The Consolidated Balance Sheet is set out on page 76 and presents the financial position as at December 31, 2017 and December 31, 2016. Movements in cash balances are presented in the consolidated statement of cash flows. Major movements in the assets and liabilities have been explained within the respective notes to the consolidated financial statements. The net assets as at December 31, 2017 were $2.7 billion (2016: $3.7 billion). The cash and cash equivalents were $1.1 billion (2016: $0.3 billion).

OPERATIONAL HIGHLIGHTS

- Robust growth in our global lottery operations: secured several important new lottery contracts and extensions
- Reduces net debt and improves leverage profile
- Ships more than 32,000 gaming machines worldwide during 2017
- Expansion of Lakeland, FL instant ticket printing with new state-of-the-art printing press
- IGT PlaySpot™ Mobile Solution completes Nevada regulatory trial phase for MGM Resorts, International's playMGM Sports Betting App
- Introduces industry-first 4D Video Slots

CORPORATE HIGHLIGHTS

- IGT receives Responsible Gaming Certification for its Global Gaming Operations
- IGT-led joint venture accepts 9 year extension for Italian Scratch and Win Concession
- Sale of Double Down Interactive LLC to Double U Games for cash of $825 million
- Appoints Professor Heather J. McGregor to Board of Directors
- Wins Casino Equipment Supplier at 10th Annual International Gaming Awards



Gender Diversity
Director & Senior Director
26.8% 123
73.2% 336
2017
25.69% 121
74.31% 350
2016
Senior Managers
31.8% 70
68.2% 150
2017
38.36% 89
61.64% 143
2016
All Employees
31.3% 3840
68.7% 8438
2017
30.83% 3888
69.17% 8725
2016

There are no significant post balance sheet events.

Annual Reports and Accounts 2017 Page | 6

FINANCIAL HIGHLIGHTS

Revenue (for the years ended December 31)
$4.94B


2017
$4.94
2016
$5.15
2015
$4.69

(Loss)/Income before Income tax (for the years ended December 31) **($977M)**


2017
-$976.93
2016
$323.41
2015
-$17.03

Dividend per share (for the years ended December 31) **$0.80**


2017
$0.80
2016
$0.80
2015
$0.40

Operating (Loss)/Income (for the years ended December 31) **($51M)**


2017
-$51.09
2016
$660.44
2015
$539.96

Share of Group Revenue (%)


2017
23%
24%
18%
35%
2016
27%
23%
16%
34%
NAGI
NALO
International
Italy

Annual Reports and Accounts 2017 Page | 7

BUSINESS OVERVIEW The Group is the world's leading end-to-end gaming company, with leading market positions in North America and Italy, and the largest gaming content library in the world. The Group operates and provides an integrated portfolio of leading technology products and services across all gaming markets, including lottery management services, online and instant lotteries, instant ticket printing, electronic gaming machines, sports betting as well as interactive gaming. Leveraging a wealth of premium content, substantial investment in technology, in-depth customer intelligence, and operational expertise, the Group's gaming solutions anticipate the demands of consumers wherever they decide to play, providing its customers with cutting-edge solutions. The Group provides business-to-consumer (B2C) and business-to-business (B2B) products and services to customers in over 100 countries. The Group's integrated portfolio of technology, products, and services, including its best-in-class content, is shaping the future of the gaming industry by delivering the innovation that players want. The Group enables players to experience their favourite games across all channels and regulated segments, from gaming machines and lotteries to interactive and social gaming. The Group strives to create stakeholder value by adhering to the highest levels of service, integrity, responsibility, and innovation. Social responsibility is vital and the Group is committed to responsible gaming, giving back to its communities, and doing its part to protect the environment. IGT's lottery operations have been certified for compliance with the WLAAssociate Member Corporate Social Responsibility (CSR) Standards and Certification Framework. In February 2017, IGT achieved Internet Responsible Gambling Compliance Assessment Program (iCAP) re-certification. Also in 2017, IGT became the first gaming supplier to achieve responsible gaming accreditation for its land-based casino and lottery segments from the Global Gambling Guidance Group (G4).The certifications awarded to IGT by the most important industry associations worldwide are testimony to the Group's commitment to responsible gaming. The Company is headquartered in London, with its principal operating facilities located in Providence (Rhode Island, U.S.), Las Vegas (Nevada, U.S.), and Rome (Italy). Research and development and manufacturing are centralized in North America. The Group had over 12,000 employees as at December 31, 2017. The Group is organized into four business segments, which are supported by corporate shared services: North America Gaming and Interactive, North America Lottery, International, and Italy has five broad categories of products and services: • • • • • Lottery; Machine Gaming; Sports Betting; Interactive and Social Gaming; and Commercial Services. Annual Reports and Accounts 2017 Page \ 8

Business Model


North America Gaming & Interactive
• Land-based casino gaming machines
• Casino management systems
• Interactive gaming
• Commercial gaming, interactive, and social casino R&D
North America Lottery
• Lottery systems and software
• Instant tickets
• Video lottery terminals (VLT) and management systems
• Lottery facility and management services
• Lottery operations
• Interactive lottery
• Lottery R&D
Italy
• Gaming operator
• Lottery draw-based and Scratch and Win
• Gaming machines – VLT and AWP
• Sports betting
• Interactive gaming
• Commercial services
International
• Casino and VLT gaming machines and management systems
• Lottery systems hardware and software
• Instant tickets
• Lottery facility and management services
• Sports betting and interactive gaming
• Commercial services
Contracts/ Commission
STAKEHOLDER VALUE CREATION
Customers
• Business-to-consumer and business-to-business ("B2C and B2B") products and services to customers in 100+ countries
• Training provided from IGT University
Employees
• More than 12,000 employees worldwide
Community
• Contributions to Responsible Gaming
• Global Charitable Contributions and sponsorship policy
• IGT Signature and Education Programs
Shareholders
• Profitable and cash generative business
• Dividend payments
Governments
• Generate significant funds for good causes, such as education, economic development, and transportation
Retailers
• Assist with supplying materials, marketing, and point-of-sale materials for the games
• Retailer training

PRODUCTS AND SERVICES

Lottery

The Group supplies a unique set of lottery solutions to more than 100 customers worldwide. Lottery revenues are frequently designated for particular purposes, such as education, economic development, conservation, transportation, programs for senior citizens and veterans, health care, sports facilities, capital construction projects, cultural activities, tax relief, and others. Many governments have become increasingly dependent on their lotteries as revenues from lottery ticket sales are often a significant source of funding for these programs.

The Group designs, sells, and operates a complete suite of point-of-sale terminals that are electronically linked with a centralized transaction processing system. The Group also specializes in the production of high-quality instant ticket games and provides printing services such as instant ticket marketing plans and graphic design, programming, packaging, shipping and delivery services. The Group has developed and continues to develop new lottery games, licenses new game brands from third parties and installs a range of new lottery distribution devices, all of which are designed to drive responsible same-store sales growth for its customers. In connection with its delivery of lottery services, the Group actively advises its customers on growth strategies.

The Group also provides marketing services, in particular retail optimization and lottery brand awareness campaigns. The Group works closely with its lottery customers and retailers to help retailers sell lottery games more effectively. These programs include product merchandising and display recommendations, selection of appropriate lottery product mix for each location, and account reviews to plan lottery sales growth strategies. The Group leverages years of experience accumulated from being the concessionaire for the Italian Lotto, one of the world's largest lotteries. This B2C expertise in Italy, which includes management of all of the activities along the lottery value chain, allows the Group to better serve B2B customers in its North America Lottery and International segments, described below.

Annual Reports and Accounts 2017 Page | 9

Machine Gaming The Group designs, develops, manufactures and provides cabinets, games, systems and software for customers in regulated gaming markets throughout the world under fixed fee, participation and product sales contracts. The Group holds more than 450 global gaming licenses and does business with commercial casino operators, tribal casino operators, and governmental organizations (primarily consisting of Lottery operators). Large customers include MGM Resorts International, Caesars Entertainment, Boyd Gaming, and Station Casinos. The Group also offers a diverse range of machine cabinets which land-based casino customers can choose from to maximize functionality, flexibility, and player comfort. In addition to cabinets, the Group develops a wide range of casino games taking into account local jurisdictional requirements, market dynamics and player preferences. The Group provides video lottery terminals (VLTs), VLT central systems and VLT games primarily to government customers worldwide. VLTs are usually connected to a central system. The Group provides a dedicated client service team to each of its VLT and VLT systems customers. In addition, it provides amusement with prize machines (AWPs) and games to licensed operators in Italy and the rest of Europe. AWPs are typically low-denomination gaming machines installed in retail outlets and connected to a central system. The Group's game content combines elements of math, play mechanics, sound, art, and technological advancements with a library of entertainment licenses and a proprietary intellectual property portfolio to provide gaming products designed to provide a high degree of player appeal and entertainment. New content, popular brands, and appealing bonuses address player preferences and other market trends. The Group offers a wide array of casino-style games, in a variety of multi-line, multi-coin and multi-currency configurations. Examples of successful game content from the Group include: Wheel of Fortune®, Fort Knox®, and SPHINX 4D™. In addition, the Group offers a comprehensive range of system modules and applications for all areas of casino management. Gaming systems products include infrastructure and applications for casino management, customer relationship management, patron management, and server-based gaming. The Group's main casino management system offering is the Advantage System, which offers solutions and modules for a wide-range of activities from accounting and payment processing to patron management and regulatory compliance. Sports Betting The Group provides sports betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and other countries in Europe as well as in the U.S. The Group offers a sports betting platform localized and certified for each market composed of either (1) core engine and associated support modules, as well as trading and risk management tools, provided to customers as a fully managed service, or (2) "software only" technical solutions to create a complete one-stop solution or to integrate new functionality to existing operations. The Group also provides secure retail betting solutions, point-of-sale display systems, call center facilities, internet and mobile betting technology, and fixed odds or pool betting options. WLA customers of the Group include: OPAP and Lottery National Belgium (LNB). Commercial customers include BetFred and MGM Resorts International. Through sports betting point-of-sale locations, the Group offers direct betting to customers on sports events (including basketball, horse racing, soccer, cycling, downhill skiing, cross country skiing, tennis, sailing, and volleyball), motor sports (car and motorcycle racing), and non-sports events connected with the world of entertainment, music, culture, and current affairs of primary national and international importance. Interactive and Social Gaming Interactive gaming (or iGaming) enables game play via the internet for real money or for fun (social). The Group designs, manufactures, and distributes a full suite of award-winning configurable products, systems, Annual Reports and Accounts 2017 Page \ 10 and services including: poker, table games, slot games, bingo, iLottery, virtual reality, mobile-to-retail products, player management systems, and market intelligence services. The Group holds more than 20 interactive gaming licenses worldwide and in Italy acts as both a complete internet gaming operator and mobile casino operator. The Group's diverse interactive B2B customer base includes Caesar's Entertainment, the Georgia Lottery, and William Hill. The interactive gaming B2B competitive landscape has evolved to mirror industry-wide trends of product and channel (online and mobile) convergence and vertical integration. The Group is playing a key role in this environment, with its omni-channel offering that connects retail offerings to mobile device offerings. As for content, the Group is launching premium brands across interactive channels (i.e., Wheel of Fortune® is a casino slot machine, VLT, iCasino game, eInstant game, and an instant ticket in several jurisdictions) offering extension of gameplay across multiple platforms. In the Customer Relationship Management (CRM) part of the interactive business, a single player account management system connects retail with online together with an advanced analytics framework, thereby ensuring a single view of the player which allows cross-selling and upselling via effective promotions, churn management and customer care programs. Commercial Services The Group develops innovative technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging its distribution network and secure transaction processing experience, the Group offers high-volume processing of commercial transactions including prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside North America. BUSINESS SEGMENTS North America Gaming and Interactive (NAGI) The NAGI segment develops and delivers leading games, systems and solutions for land-based casinos, DoubleU Games' DoubleDown casino free-to-play social casino app, and interactive for-wager online play. The segment is responsible for research and development for commercial gaming products that are distributed to casinos throughout the world. NAGI's operations are based in Las Vegas, Nevada, and has sales offices throughout North America. NAGI provides a full suite of casino-related products and solutions to its commercial, government, and tribal customers in the U.S. and Canada. The NAGI segment includes revenue from the sale or lease of commercial gaming machines and software to casinos and government entities in the U.S. and Canada. NAGI develops, sells, and licenses casino management systems. These systems help casino customers to increase operational efficiencies and enhance player engagement by delivering personalized player amenities and promotional offers. Additionally, service revenue is generated for commercial gaming from the maintenance of machines and systems. For land-based casino customers, NAGI provides leadership in the development and distribution of global premium product, including licensed content such as Wheel of Fortune® slots. In addition, the Global Core Product organization within NAGI develops slot themes such as Cleopatra® and Double Diamond® and video poker themes such as Game King®. Annual Reports and Accounts 2017 Page \ 11

North America Lottery (NALO) The NALO segment develops and delivers innovative and future-focused lottery solutions, performing research and development for all lottery-related products globally. Based in Providence (Rhode Island, U.S.), NALO is the Group's global lottery product development and delivery organization that supports WLA customers worldwide and provides end-to-end support to WLA North America customers with a single point of contact, leveraging the Group's full lottery product suite. The NALO segment supports 39 of the 45 U.S. lotteries. NALO includes revenue related to the sale or lease of lottery central system hardware and software, and the sale or lease of lottery and gaming terminals to government entities. The majority of the revenue earned in the NALO segment is derived from facilities management contracts. The Group also has lottery management agreements in Indiana and New Jersey. NALO generates revenue from the sale of physical instant tickets to government entities, and earns recurring revenue from participation games in the form of VLTs in Rhode Island, Delaware, and New York. International The International segment is a global leader in delivering innovative end-to-end solutions and services across all channels to regulated clients in Commercial Gaming and Lottery sectors. The International segment is responsible for the strategic development and operation management for all markets in Europe (except Italy), the Middle East, Africa, Central, and Latin America (including Mexico), the Caribbean, Asia Pacific, and Oceania, across the Group's entire product portfolio. In Italy, the International segment supplies AWP content and commercial gaming systems and gaming machines to third parties. The Group's global strategy capitalizes on its experience in Italy and North American markets, while customizing products for foreign languages, unique local preferences, and regulatory requirements. The International segment includes revenue from the sale, lease or revenue share of commercial gaming machines, game software, central systems, loyalty and bonusing systems and services, field services supplied to gaming operators and government entities, and from the sale or hosting or real-money interactive wagering games played over the internet. The Group offers a variety of interactive gaming products within the International segment, including poker, casino, bingo, and mobile systems. In addition, it offers products and services to sports betting operators, including retail and full online support. The International segment includes revenue from the sale or lease of lottery central system hardware and software, related marketing, operations and technical services, and the sale or lease of lottery terminals to government entities. The International segment also includes revenue from professional services in the form of lottery facility management and lottery operation fees. Another source of revenue from some lottery customers in Latin America and Caribbean regions includes point-of-sale transaction processing services such as prepaid cellular telephone recharges, bill payments, and money transfers. Italy The majority of the revenue earned in the Italy segment is derived from lottery and machine gaming concessions. The Italy segment also includes sports betting, interactive gaming, and commercial services. The Italy segment operates and provides a full range of B2C gaming products, including: Lottery Since 1998, the Group has been the concessionaire for the Italian Lotto game (management of operations commenced in 1994). Beginning in November of 2016, the Group's new Lotto concession includes partners as part of a joint venture. The Group has gained substantial experience in managing the activities along the Annual Reports and Accounts 2017 Page \ 12 lottery value chain, such as collecting wagers through its network, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials including play slips, tickets and receipts, and marketing and point-of-sale materials for the game. Since 2004, the Group also has been the concessionaire for instant ticket lotteries, which are games involving pre-printed paper tickets for the Gratta e Vinci instant game. The Group operates approximately 40,000 terminals in 34,000 Lotto points-of-sale and has 62,400 instant ticket points-of-sale. Machine Gaming With respect to the Group's machine gaming concessions in Italy, the Group directly manages stand-alone AWPs and VLTs that are installed in various retail outlets and linked to a central system. The Group collects the wagers, deducts the applicable gaming taxes, and pays out prizes to winners and fees to retailers. The Group also provides systems and machines to other machine gaming concessionaires, either as a product sale or with long-term, fee-based contracts where the service revenue earned is generally based on a percentage of wagers, net of applicable gaming taxes. At December 31, 2017, the Group had approximately 76,000 machines in the Italian installed base. Sports Betting The Group operates an expansive land-based B2C betting network in Italy through its "Better" brand on a fixed odds, parimutuel, or virtual betting basis. Sports events and non-sports events connected with current affairs are the subjects of legal betting in Italy. As a sports betting license concessionaire, with approximately 1,400 corner shops and 350 points-of-sale, the Group offers a sports betting platform composed of a core engine and associated support modules. It also provides secure retail betting solutions, point-of-sale display systems, call center facilities, internet betting technology, and fixed odds or pool betting options. Interactive The Group provides all of the internet games currently authorized in the Italian market, including skill games such as poker and other board and skill games; bingo; casino games such as roulette and blackjack and reel games; live dealer roulette, blackjack, baccarat, and poker; horse and sports betting (fixed odds); pool games, such as a local game based on soccer events (parimutuel); virtual betting on events such as car, motorcycle, horse, and dog races and tennis or soccer matches; lottery including Lotto and "10 and Lotto" and Superenalotto with "Win for Life" and "Eurojackpot"; and instant lottery (iGratta e Vinci online). Commercial Services In addition to the gaming products and related services described above, the Group processes high volumes of transactions in commercial, payment, and eMoney services in Italy including prepaid cellular telephone recharges, e-vouchers and retail-based programs, bill payments, electronic tax payments, stamp duty services, and prepaid card recharges. The Group's commercial payment and eMoney services network comprises approximately 60,000 points-of-sale divided among tobacconists, bars, petrol stations, newspaper stands, and motorway restaurants. Annual Reports and Accounts 2017 Page \ 13

STRATEGIC APPROACH TO SUSTAINABILITY As a group operating on a global scale, IGT embraces the fundamental principles that need to guide corporate actions in the marketplace, from being a good corporate citizen to actively engaging on a local level in the jurisdictions in which the Group operates. The Group's long-term sustainability strategy identifies three main categories: • Economic sustainability: the generation and distribution of direct economic value to meet the expectations of shareholders, while creating value for all of the corporate stakeholders; • Social sustainability: the Group supports and promotes responsible gaming throughout the industry, while supporting research and development of tools addressing problem gambling, including preventing underage and excessive gambling. In addition, IGT fosters a diverse and inclusive workforce, promotes human rights, and ensures the safety at work across the entire supply chain. Finally, the Group supports a variety of charitable initiatives and employee volunteerism opportunities to make a positive and meaningful impact on local communities; and • Environmental sustainability: the Group works to minimise its environmental impact across its entire value chain, and strives to develop new products and processes that meet rigorous quality and safety standards. From sourcing and production to the use and disposal of products, the Group works in partnership with suppliers and customers to lower its environmental footprint. The Group's sustainability efforts go beyond government-mandated regulations to ensure value creation for all stakeholders, including governing and regulatory bodies, customers, and our employees. Our internal corporate culture is guided by a set of five values: being passionate, pioneering, responsible, authentic, and collaborative. While operating globally, the Group also conducts business with local governments and organizations, which calls for a strong corporate culture supporting a system of checks and balances to ensure strict adherence to the principles of lawful conduct in every jurisdiction served. The Group's Code of Conduct specifies the integrity expected of all employees, directors, officers, and consultants, as well as any third-party representatives who deal with or act on behalf of the Group and its controlled affiliates, inspiring good corporate governance standards. Integrity in terms of behaviour, as well as business conduct are the foremost prerequisites for creating value for all stakeholders. Corporate Social Responsibility (CSR) touches upon every aspect of the business, from marketing and technology all the way to the supply chain. The Group is committed to pursuing global sustainability goals according to advanced sustainability practices, such as: • • • • • Acknowledging all stakeholders' legitimate interests; Communicating transparently via an open dialogue with stakeholders; Managing direct and indirect impacts for all stakeholders; Acknowledging and minimizing potential negative impacts; and Adopting transparent and accountable practices. By being compliant with emerging regulations and voluntarily disclosing information through an annual Sustainability Report, the Group is leveraging the long-standing results of its CSR strategy to strengthen its reputation, improve customer confidence, and create a competitive advantage. IGT values workplace diversity and respect for all employees. The Group follows the principles set by the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work in the Annual Reports and Accounts 2017 Page \ 14

adhering countries where it operates and is committed to providing a work environment where everyone is treated with fairness, dignity, and respect. The Group will not discriminate against anyone based on race, creed, religion or belief, national origin, age, disability, sexual preference, sexual identity, marital or civil partner status, pregnancy and maternity, military status, veteran status, or any other legally protected status in accordance with applicable law and regulations. Any Group employee found to have discriminated against another Group employee will be subject to disciplinary action, which could result in dismissal. The Group has a confidential Integrity Line, managed by an independent third party, which can be used anonymously to report activities that may involve unethical and unlawful conduct. The Group has conducted an ISO 26000 assessment (social responsibility standards guidance published by the International Organization for Standardization). One takeaway from this assessment was the reinforcement that the Group's operations should be properly protected and not directly exposed to relevant human rights violation risks. The Group currently has in place a due diligence system to identify the real risks related to its supply chain structure and operations, mitigate the risk of such exposure in its supply chain, and undertake proper preventative actions to ensure human rights are properly protected. IGT has a zero-tolerance approach to modern slavery. The Group is committed to acting ethically and with integrity in all business dealings and relationships, including implementing and enforcing effective systems and controls to reduce the risk of modern slavery, and human rights violations generally, from occurring in both our businesses and our suppliers' businesses. The Group is committed to working toward the goal of eliminating such breaches of human rights globally by starting with its supply chain as part of the Group's CSR initiative. Annual Reports and Accounts 2017 Page \ 15

KEY PERFORMANCE INDICATORS

The Group assesses its performance against a wide range of measures. These key performance indicators help the business measure progress against the Group's core strategies.

Group revenue comprises service revenue and product sales. Group service revenue is principally derived from multi-year contracts under which we earn revenue over time as we provide the related services. Product sales are derived principally from the installation of new and replacement systems, software and lottery terminals, and gaming machines. Product sales in our business fluctuate due to the mix, volume, and timing of product sales contracts and therefore may not be comparable from period to period.

The Group uses certain key performance indicators and terminology, which we believe are useful in explaining the trends of our business, including:

Constant Currency Information: The discussion below includes information calculated at constant currency. The Company calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company's foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Company does not believe that these measures are a substitute for GAAP measures, it does believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.

For example, if an entity with euro functional currency recorded net revenues of €100 million for 2017 and 2016, the Group would report $120.0 million in net revenues for 2017 (using an average exchange rate of 1.20) compared to $110.0 million for 2016 (using an average exchange rate of 1.10). The constant currency presentation would translate the 2017 net revenue using the 2016 exchange rates, and indicate that the underlying net revenue on a constant currency basis were unchanged year-on-year. The Group presents such information in order to assess how the underlying business has performed prior to the translation impact of fluctuations in foreign currency exchange rates.

Service revenue

	For the years ended December 31		Change	
($ thousands)	2017	2016	$	%
Business Segments				
North America Gaming and Interactive	780,633	975,206	(194,573)	(20.0)
North America Lottery	1,093,048	1,128,306	(35,258)	(3.1)
International	557,049	512,668	44,381	8.7
Italy	1,703,901	1,759,843	(55,942)	(3.2)
	4,134,631	4,376,023	(241,392)	(5.5)
Corporate Support	1,203	—	1,203	—
Purchase accounting	722	(437)	1,159	> 200.0
	4,136,556	4,375,586	(239,030)	(5.5)

Service revenue in 2017 decreased by $239.0 million, or 5.5%, compared to 2016. On a constant currency basis, service revenue in 2017 decreased by $295.4 million, or 10.9%, compared to 2016.

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Service revenue in the NAGI segment in 2017 decreased by $194.6 million, or 20.0%, compared to 2016. On a constant currency basis, service revenue in the NAGI segment decreased by $194.5 million, or 19.9%, compared to 2016.

Service revenue in the NALO segment in 2017 decreased by $35.3 million, or 3.1%, compared to 2016. On a constant currency basis, service revenue in the NALO segment decreased by $35.9 million, or 3.2%, compared to 2016.

Service revenue in the International segment in 2017 increased by $44.4 million, or 8.7%, compared to 2016. On a constant currency basis, service revenue in the International segment in 2017 increased by $47.4 million, or 9.2%, compared to 2016.

Service revenue in the Italy segment in 2017 decreased by $55.9 million, or 3.2%, compared to 2016.

Product sales

	For the years ended December 31		Change	
($ thousands)	2017	2016	$	%
Business Segments				
North America Gaming and Interactive	377,065	398,248	(21,183)	(5.3)
North America Lottery	92,174	65,269	26,905	41.2
International	332,015	314,637	17,378	5.5
Italy	1,149	1,295	(146)	(11.3)
	802,403	779,449	22,954	2.9
Purchase accounting	—	(1,139)	1,139	100.0
	802,403	778,310	24,093	3.1

Product sales fluctuate from period to period due to the mix, volume, and timing of product sales transactions. Product sales in 2017 increased by $24.1 million, or 3.1%, compared to 2016. On a constant currency basis, product sales in 2017 increased by $16.3 million, or 2.1%, compared to 2016.

Product sales in the NAGI segment in 2017 decreased by $21.2 million, or 5.3%, compared to 2016. On a constant currency basis, product sales in the NAGI segment decreased by $22.0 million, or 5.5%, compared to 2016.

Product sales in the NALO segment in 2017 increased by $26.9 million, or 41.2%, compared to 2016. On a constant currency basis, product sales in the NALO segment increased by $26.1 million, or 40.0%, compared to 2016.

Product sales in the International segment in 2017 increased by $17.4 million, or 5.5%, compared to 2016. On a constant currency basis, product sales in the International segment increased by $11.2 million, or 3.6%, compared to 2016.

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Segment operating (loss) income

($ thousands)	For the years ended December 31 2017	2016	Change $	%
Business Segments				
North America Gaming and Interactive	278,963	349,275	(70,312)	(20.1)
North America Lottery	289,025	299,182	(10,157)	(3.4)
International	163,799	142,200	21,599	15.2
Italy	478,540	583,504	(104,964)	(18.0)
	1,210,327	1,374,161	(163,834)	(11.9)
Corporate support	(197,089)	(245,600)	48,511	19.8
Purchase accounting	(1,064,330)	(468,125)	(596,205)	(127.4)
	(51,092)	660,436	(711,528)	(107.7)

Operating income in the NAGI segment in 2017 decreased by $70.3 million, or 20.1% ($69.0 million, or 19.8% on a constant currency basis), compared to 2016, while segment operating margin decreased from 25.4% in 2016 to 24.1% in 2017, principally due to the product sales versus service revenue margin mix.

The principal driver of the $69.0 million constant currency decrease in segment operating income was the $47.4 million decrease in operating income related to DoubleDown, principally related to the sale of DoubleDown on June 1, 2017.

Operating income in the NALO segment decreased by $10.2 million, or 3.4%, compared to 2016. On a constant currency basis, operating income in the NALO segment decreased by $11.0 million, or 3.7%, compared to 2016.

Operating income in the International segment increased by $21.6 million, or 15.2%, compared to 2016. On a constant currency basis, operating income in the International segment increased by $24.5 million, or 17.3%, compared to 2016.

Operating income in the Italy segment decreased by $105.0 million, or 18.0%, compared to 2016. On a constant currency basis, operating income in the Italy segment decreased by $119.6 million, or 20.5%, compared to 2016.

Operating expense related to Corporate support decreased by $49.4 million compared to 2016, principally due to the $27.2 million gain on the sale of DoubleDown to DoubleU Games Co., Ltd. on June 1, 2017 and a reduction of selling, general and administrative expense of $17.9 million associated with the January 2017 sale of a pre-merger IGT receivable that was substantially fully reserved at the date of acquisition.

Operating expense related to Purchase accounting increased by $596.2 million compared to 2016, principally due to the $714.0 million impairment loss in the NAGI segment, partially offset by the absence of the prior year impairment loss of $30.0 million for certain indefinite lived trademarks in the NAGI segment and a decrease in depreciation and amortization of $43.3 million from DoubleDown, principally associated with the sale of DoubleDown on June 1, 2017.

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Segment operating results

The following section gives an overview of the Group's revenue and operating income by business segment.

NAGI segment

Revenue in the NAGI segment in 2017 decreased by $215.8 million, or 15.7%, compared to 2016. At constant currency, revenue in the NAGI segment in 2017 decreased by $216.4 million, or 15.8%, compared to 2016.

Service revenue

Service revenue in the NAGI segment in 2017 decreased by $194.6 million, or 20.0%, compared to 2016. At constant currency, service revenue in the NAGI segment decreased by $194.5 million, or 19.9%, compared to 2016.

The following table shows changes in service revenue for 2017 compared to 2016 on a constant currency basis:

	Service Revenue Change		
($ thousands)	Constant Currency	Foreign Currency	Change
Social gaming	(167,016)	(565)	(167,581)
Machine revenue	(37,321)	424	(36,897)
Other	9,879	26	9,905
	(194,458)	(115)	(194,573)

The principal drivers of the $194.5 million decrease in service revenue were as follows:

- A decrease of $167.0 million in Social gaming associated with a decrease in service revenue of $149.2 million related to the sale of DoubleDown on June 1, 2017, along with a decrease in service revenue from a lower volumes of chips wagered; and
- A decrease of $37.3 million in Machine revenue principally associated with a 6.8% decrease in the casino installed base (24,472 machines installed at December 31, 2016 compared to 22,807 machines installed at December 31, 2017) and a decrease in the average yield.

Product sales

Product sales in the NAGI segment in 2017 decreased by $21.2 million, or 5.3%, compared to 2016. At constant currency, product sales in the NAGI segment decreased by $22.0 million, or 5.5%, compared to 2016.

The following table shows changes in product sales for 2017 compared to 2016 on a constant currency basis:

	Product Sale Change		
($ thousands)	Constant Currency	Foreign Currency	Change
Gaming machine sales	(5,879)	283	(5,596)
Non-machine sales	(16,079)	492	(15,587)
	(21,958)	775	(21,183)

Annual Reports and Accounts 2017 Page | 19

The principal drivers of the $22.0 million decrease in product sales were as follows:

- A decrease of $5.9 million in Gaming machine sales principally associated with a decrease of 1,665 machines sold in 2017 compared to 2016; and

- A decrease of $16.1 million in Non-machine sales driven by significant system related and intellectual property sales in 2016 that did not recur in 2017.

Operating income

Operating income in the NAGI segment in 2017 decreased by $70.3 million ($69.0 million on a constant currency basis) compared to 2016, while segment operating margin decreased from 25.4% in 2016 to 24.1% in 2017, principally due to the product sales versus service revenue margin mix.

The principal driver of the $69.0 million constant currency decrease in segment operating income was the $47.4 million decrease in operating income related to DoubleDown, principally related to the sale of DoubleDown on June 1, 2017.

NALO segment

Revenue in the NALO segment in 2017 decreased by $8.4 million, or 0.7%, compared to 2016, driven by a $35.3 million decrease in service revenue partially offset by a $26.9 million increase in product sales. At constant currency, revenue in the NALO segment in 2017 decreased by $9.8 million, or 0.8%, compared to 2016.

Service revenue

Service revenue in the NALO segment in 2017 decreased by $35.3 million, or 3.1%, ($35.9 million, or 3.2%, at constant currency) compared to 2016.

The following table shows changes in service revenue for 2017 compared to 2016 on a constant currency basis:

	Service Revenue Change		
($ thousands)	**Constant Currency**	**Foreign Currency**	**Change**
Lottery	(22,116)	13	(22,103)
Lottery management services	(16,958)	—	(16,958)
Machine revenue	(374)	(1)	(375)
Other	3,583	595	4,178
	(35,865)	607	(35,258)

The principal drivers of the $35.9 million decrease in service revenue were as follows:

- A decrease in Lottery service revenue of $22.1 million, principally driven by lower service revenue related to the record multi-state jackpot activity in 2016, partially offset by an increase in same-store revenue (revenue from existing customers as opposed to new customers) of 5.1% from an increase in instant tickets and other draw-based games; and

- A decrease in Lottery management services revenues of $17.0 million in 2017, primarily related to a decrease in pass through service revenue related to reimbursable expenses and a $1.7 million decrease in incentives from the Company's contract in New Jersey.

Annual Reports and Accounts 2017 Page | 20

Product sales Product sales in the NALO segment in 2017 increased by $26.9 million, or 41.2%, ($26.1 million, or 40.0%, at constant currency), compared to 2016. The following table shows changes in product sales for 2017 compared to 2016 on a constant currency basis: Product Sale Change Constant Currency Foreign Currency ($ thousands) Change Lottery 13,955 598 14,553 26,075 830 26,905 The principal driver of the $26.1 million increase in product sales was as follows: • An increase in Lottery product sales of $14.0 million driven primarily by terminal sales in Canada and instant ticket printing sales; and • An increase in Gaming product sales of $12.1 million driven by system and related hardware sales in Canada and Oregon. Operating income Operating income in the NALO segment in 2017 decreased by $10.2 million, or 3.4%, ($11.0 million, or 3.7%, on a constant currency basis) compared to 2016, while segment operating margin decreased from 25.1% in 2016 to 24.4% in 2017. The principal drivers of the $11.0 million constant currency decrease in segment operating income was the decrease in service revenue related to lower multi-state jackpot activity in 2017, partially offset by a decrease in depreciation and amortization of $14.5 million driven by contract extensions with several customers in the U.S. International segment Revenue in the International segment in 2017 increased by $61.8 million, or 7.5%, compared to 2016. At constant currency, revenue in the International segment in 2017 increased by $58.6 million, or 7.1%. Service revenue Service revenue in the International segment in 2017 increased by $44.4 million, or 8.7%, ($47.4 million, or 9.2%, at constant currency) compared to 2016. The following table shows changes in service revenue for 2017 compared to 2016 on a constant currency basis: Annual Reports and Accounts 2017 Page 1 21 Gaming (non-machine sales)12,12023212,352

($ thousands)	Service Revenue Change		
	Constant Currency	Foreign Currency	Change
Lottery	23,615	(5,078)	18,537
Gaming	16,867	(47)	16,820
Other	6,900	2,124	9,024
	47,382	(3,001)	44,381

The principal drivers of the $47.4 million increase in service revenue were as follows:

- An increase of $16.9 million in gaming service revenue principally associated with:
    - An increase of $13.0 million from VLT software service revenue from a customer in central Europe principally related to the achievement of certain contractual milestones;
    - An increase of $6.6 million from the launch of the Greece video lottery terminal (VLT) program; and
    - A decrease of $2.6 million associated with conversion sales principally in Europe.
- An increase of $23.6 million in Lottery service revenue driven by a $23.0 million increase in service revenue from a customer in central Europe principally related to the achievement of certain contractual milestones.

Product sales

Product sales in the International segment in 2017 increased by $17.4 million, or 5.5%, ($11.2 million, or 3.6% at constant currency) compared to 2016.

The following table shows changes in product sales for 2017 compared to 2016, on a constant currency basis:

($ thousands)	Product Sales Change		
	Constant Currency	Foreign Currency	Change
Lottery	14,703	983	15,686
Gaming machine	(3,493)	3,765	272
Other	(12)	1,432	1,420
	11,198	6,180	17,378

The principal drivers of the $11.2 million constant currency increase in product sales were an increase of $14.7 million in Lottery principally associated with an $8.2 million increase in Europe and a $5.8 million increase in Latin America.

Operating income

Operating income in the International segment in 2017 increased by $21.6 million, or 15.2%, (an increase of $24.5 million, or 17.3%, on a constant currency basis) compared to 2016, while segment operating margin increased from 17.2% in 2016 to 18.4% in 2017.

The principal drivers of the $24.5 million constant currency increase in segment operating income were as follows:

Annual Reports and Accounts 2017 Page | 22

- An increase of $21.5 million related to the decrease in selling, general, and administrative costs principally due to actions taken to reduce costs and a decrease in incentive based compensation of $8.2 million;
- An increase of $14.5 million associated with the $47.4 million constant currency increase in service revenue;
- An increase of $4.3 million related to the absence of the prior year impairment loss; and
- A decrease of $17.8 million associated with product sales, due principally to product mix, an increase in delivery costs principally related to product sales in Greece, Germany and Argentina.

Italy segment

Service revenues

Service revenues in the Italy segment in 2017 decreased by $55.9 million, or 3.2%, compared to 2016, driven by a $132.6 million decrease in Lotto service revenues. The components of service revenues in the Italy segment in 2017 and 2016 are as follows:

	For the years ended December 31		Change	
($ thousands)	2017	2016	$	%
Service revenue				
Lotto	418,043	550,649	(132,606)	(24.1)
Instant tickets	303,605	289,792	13,813	4.8
Lottery	721,648	840,441	(118,793)	(14.1)
Machine gaming	652,548	626,371	26,177	4.2
Commercial services	130,273	126,854	3,419	2.7
Sports betting	146,021	118,243	27,778	23.5
Interactive gaming	53,411	47,934	5,477	11.4
	1,703,901	1,759,843	(55,942)	(3.2)

The following table shows changes in service revenue for 2017 compared to 2016 on a constant currency basis:

	Service Revenue Change			
	Constant	Foreign	Change	
($ thousands)	Currency	Currency	$	%
Lotto	(145,334)	12,728	(132,606)	(26.4)
Instant tickets	4,503	9,310	13,813	1.6
Lottery	(140,831)	22,038	(118,793)	(16.8)
Machine gaming	6,878	19,299	26,177	1.1
Commercial Services	(355)	3,774	3,419	(0.30)
Sports Betting	21,593	6,185	27,778	18.30
Interactive gaming	3,877	1,600	5,477	8.10
	(108,838)	52,896	(55,942)	(6.20)

The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.

Annual Reports and Accounts 2017 Page | 23

Lotto

At constant currency, Lotto service revenue in 2017 decreased by $145.3 million or 26.4% compared to 2016, due principally to $85.6 million of service revenue amortization associated with the €770.0 million upfront payment related to the new Lotto concession in 2016, a reduction in the fee earned (which is a fixed percentage of wagers under the new concession) and a decrease in wagers for late numbers (one of the 90 numbers of the Lotto game in Italy that has not been drawn for 100 drawings), partially offset by a 9.4% increase in 10eLotto wagers, as shown in the table below:

	For the years ended December 31		Change	
(€ millions)	2017	2016	Wagers	%
10eLotto wagers	5,160	4,716	444.0	9.4
Core wagers	2,011	2,227	(216.0)	(9.7)
Wagers for late numbers	310	1,150	(840.0)	(73.0)
	7,481	8,093	(612.0)	(7.6)

Instant tickets

At constant currency, instant ticket service revenue in 2017 increased by $4.5 million, or 1.6%, compared to 2016, principally due to a 3.1% increase in the number of tickets sold which was partially offset by a 1.6% decrease in the average price point (the average value of the ticket sold), as detailed below:

	For the years ended December 31		Change	
(€ millions)	2017	2016	Amount	%
Total sales	9,065	8,935	130	1.5
Total tickets sold	1,820	1,766	54	3.1
Average price point	4.98	5.06	(0.08)	(1.6)

Machine Gaming

At constant currency, machine gaming service revenue in 2017 increased by $6.9 million, or 1.1%, compared to 2016. Increased vertical integration in 2017 drove increased service revenues, which were almost fully offset by the 1.6% decrease in total machine gaming wagers (as shown in the table below) and an increase in gaming machine taxes that went into effect at the end of April 2017.

	For the years ended December 31		Change	
(€ millions)	2017	2016	Amount	%
VLT wagers	5,543	5,460	83	1.5
AWP wagers	3,949	4,188	(239)	(5.7)
Total wagers	9,492	9,648	(156)	(1.6)
(Installed at the end of December)				
VLTs installed (B2C)	10,985	11,036	(51)	(0.5)
VLTs installed (B2B)	8,592	8,840	(248)	(2.8)
AWP machines installed	56,590	58,937	(2,347)	(4.0)
Total machines installed	76,167	78,813	(2,646)	(3.4)

Total wagers and machines installed corresponds to the management of VLTs and AWPs under the Group's concession.

Annual Reports and Accounts 2017 Page | 24

Commercial Services

At constant currency, commercial services service revenue in 2017 decreased by $0.4 million, or 0.3%, compared to 2016, principally due to a decrease in the number of transactions processed.

Sports Betting

At constant currency, Sports Betting service revenue in 2017 increased by $21.6 million, or 18.3% compared to 2016, principally due to a 12.2% increase in wagers in 2017 compared to 2016 along with a decrease in the payout as shown in the table below. Network optimization and higher levels of online play drove the increase in wagers.

	For the years ended December 31		Change	
(€ millions)	2017	2016	Wagers	%
Fixed odds sports betting and other wagers	959	855	104	12.2
Sports betting payout	82.7%	84%		

Interactive Gaming

At constant currency, interactive gaming service revenue in 2017 increased by $3.9 million, or 8.1%, compared to 2016, driven by a 5.2% increase in interactive game wagers.

	For the years ended December 31		Change	
(€ millions)	2017	2016	Wagers	%
Interactive game wagers	1,745	1,659	86	5.2

Product sales

Product sales in the Italy segment amounted to $1.1 million and $1.3 million in 2017 and 2016, respectively.

Operating income

Operating income in the Italy segment in 2017 decreased by $105.0 million, or 18.0% compared to 2016, while segment operating margin amounted to 28.1% and 33.1% in 2017 and 2016, respectively.

The $119.6 million constant currency decrease in operating income in the Italy segment in 2017 was principally driven by the $145.3 million decrease in Lotto service revenue, partially offset by a $30.5 million increase in operating income from Sports Betting driven by the $21.6 million increase in Sports Betting service revenues and the $11.9 million decrease in Sports Betting depreciation and amortization.

Non-financial measures

Non-financial measures have a useful role alongside financial measures to inform decision making and to evaluate the Group's performance. The Group is evolving the way it evaluates performance in areas such as people, corporate responsibility and customers, and will aim to disclose non-financial measures in the future.

Annual Reports and Accounts 2017 Page | 25

FUTURE STRATEGY The Group's vision is to maintain our leading presence in the gaming industry through continued innovation, compelling product offerings, and excellent government and customer relationships. The Group has the resources, content, technologies, and the largest research and development budget in the industry, to support this vision. The Group is focused on five broad strategic initiatives: • • • • • Grow lottery worldwide; Gain gaming market share globally; Expand the Interactive segment and distribution of IGT's content library; Protect the Italy business; and Grow profits and generate cash. NAGI NAGI is focused on regaining its market leading position by supporting a continued turnaround in its premium recurring category, recapturing market share in the core business, and expanding into new gaming verticals and concepts. The Group will support these efforts through concentrated research and development investment, disciplined game and cabinet development, comprehensive customer engagement, and thorough exploration of player preferences. The Group is also well positioned to continue to increase its systems' market share with the Group's best-in-class systems agnostic software technology, and to pursue opportunities in under-served markets. NALO NALO is focused on continuing to drive same-store sales growth and to achieve growth in instant tickets by innovating game development, changing the distribution paradigm, modernising customer and retailer technology solutions, and driving customer engagement, loyalty and performance. International The International segment is focused on stabilizing its position in commercial gaming by growing its installed base, achieving market share expansion for shipped units, installing new systems, and continuing to turnaround the Australia business. The International lottery segment is focused on securing several new contracts, rebids, and multiple contract extensions, thereby strengthening the business's recurring revenue stream and further strengthening its competitive positioning for upcoming contract opportunities. Italy The Italy segment is focused on continuing to protect profitability by continuing to pursue operational efficiency and investing to reinforce long-term strategic positioning. In lottery, the segment will focus on sustaining long-term scratch and win growth and overall wager stability, leveraging digital, product innovation, and channel convergence, while gaming revenue and profitability will to continue to be supported by new content development and a strengthened distribution network. In addition, the Italy segment will continue to see improvements in its betting and interactive performance through strengthened product offering, improved platform quality, and other enhancements. Annual Reports and Accounts 2017 Page 1 26

MARKET TRENDS Lottery A main driver behind lottery growth in maturing markets is same-store sales optimization, while new or under penetrated markets are more focused on driving growth in the player base. The Group anticipates that in North America, instant tickets will continue to outpace online growth through portfolio optimization and advancements in the procurement process. Interactive lottery has increased current player engagement and reached new audiences, and it will continue to be a growth driver in existing regulated markets (many of which are in Europe) as well as a source of growth in newly regulated markets. Gaming Machine The North America casino market recovery is expected to continue, with gross gaming revenue (GGR) forecasted to grow at a 1.5% compound annual growth rate (CAGR) over the next four years, according to H2 Gambling Capital. Machine replacement rates are expected to continue to experience low single digit growth in North America while new and expansionary opportunities are expected to achieve more stable short-term growth than in recent years. International markets are expected to benefit from ongoing appreciation in gaming replacements while new market expansion is expected to experience volatility over the next few years. Interactive The expansion of the Interactive business is expected from new nationally regulated markets, ongoing adoption of mobile devices, and product innovation. Growth in existing regulated markets is expected to continue to come mainly from interactive betting, engagement with existing and new players alike. lottery, and casino with mobile adoption increasing Annual Reports and Accounts 2017 Page 1 27

PRINCIPAL RISKS AND UNCERTAINTIES The Group seeks to minimise, control, and monitor the impact of risks to profitability whilst maximising the opportunities they present. The Group acknowledges that it faces a number of risks which could impact the achievement of its strategy. While it is not possible to identify or anticipate every risk due to the changing business environment, the Group has an established risk management process to manage and mitigate risk. The Group's process for identifying and managing risk is set by the board of directors. Risks are considered in terms of their impact and likelihood from both a financial and reputational perspective. Although not exhaustive, the principal risks facing the Group are essentially categorised into the following broad risk categories: • • • • Risks relating to the Group's business and industry; Legal and compliance risks; Operational risks; and Financial and tax risks. The potential impact of these risks and the mitigating controls in place to manage their impact are as follows: business strategy and remain and other policy makers across Annual Reports and Accounts 2017 Page 1 28 RISK IMPACT MITIGATION Business and industry Reductions in market discretionary consumer spending, being affected by general economic or political conditions. The global economic and political climate may impact the Group and its operations, business, financial conditions or prospects. We constantly review our closely aligned with governments our markets. We also have a diverse portfolio across many regions. Termination of or failure to renew or extend contracts and early termination or non-renewal of government concessions. A significant portion of the Group's business and profitability will continue to depend upon the portfolio of long-term contracts and the concessions awarded. Failure in the continued ability to retain and extend our existing contracts and win new contracts could have a materially adverse effect on the results of the Group's operations, business, financial conditions or prospects. We maintain strong and open relationships with the regulators and operators, carefully monitoring, reviewing, and improving our customer base relationships. We have also successfully secured the Lotto contract for nine consecutive years. Slow growth and competition in the lottery and gaming industries. Reduced demand for our products and services may impact the Group and its operations, business, financial conditions or prospects. We work with other participants in the lottery industry to attract and retain new players, and devote significant resources to developing innovative services, products, and distribution methods/systems.

improve network security safeguards, including a disaster systems. systems, which would result in downtime. Annual Reports and Accounts 2017 Page 1 29 RISK IMPACT MITIGATION Intellectual property laws may afford differing and limited protection for our proprietary technology and intellectual property. Our competitors may duplicate our products, design around our patented products, or gain access to our proprietary technology and intellectual property. We vigorously protect our proprietary technology and intellectual property to ensure that our competitors do not use such technology and intellectual property. We also prevent disclosure of trade secrets and proprietary know-how through non-disclosure and confidentiality agreements and other contractual restrictions. Legal and Compliance Facing risks related to the extensive and complex governmental regulation applicable to our operations. Responding to changes in or breach of regulatory or legislative requirements. Lower than anticipated sales due to legal and compliance (including regulatory) issues could have a materially adverse effect on the results of the Group's operations, business, financial conditions or prospects. We continuously evaluate our exposure to such types of risks for any changes in government regulations and their effect on our operations, business, financial conditions or prospects. Operational Failure to attract, retain, and motivate key management and employees. Our success relies on the continued service of our senior management and technical personnel, and on our ability to continue to attract, motivate, and retain highly qualified employees. Provide well-structured and competitive reward and benefit packages that ensure our ability to attract and retain the employees we need. We invest in training and career development opportunities for our people to support them in their careers. Lack of integrity of our employees, directors, and agents and the security of our systems. The real and perceived integrity and security of our systems are critical to our ability to attract customers. The Group strives to set exacting standards of personal integrity for its employees and directors, as well as system security for the systems that it provides to its customers. The Group has a robust global compliance programme that requires employees to acknowledge they understand and comply with Group policies. Systems, network or telecommunications failures or cyber-attacks may disrupt the Group's business and have an adverse effect on its results of operations. Any disruption in our network or telecommunications services, or those of third parties that we utilise in our operations, could affect the Group's ability to operate our games or financial reduced revenues and customer We continuously implement and measures and data protection recovery strategy for back office Financial and Tax Covenants in the Group's debt agreements may limit our ability to operate our business. The breach of such covenants could materially and adversely affect our business, financial conditions and results of operations. We maintain long debt maturities and reasonable net debt to EBITDA leverage to help minimise our refinancing risk.

Approval This Strategic Report has been approved by the Board of Directors on March 22, 2018. Signed on behalf of the Board of Directors by: Marco Sala Chief Executive Officer Annual Reports and Accounts 2017 Page 1 30 RISK IMPACT MITIGATION Adverse changes in tax regulation and differing interpretations by authorities on taxation. Any increases in the levels of taxation or duties to which we are subject, or the implementation of any new taxes or levies to which we will be subject, could have a materially adverse effect on our business, financial conditions and results of operations. Maintain a well qualified tax department as well as good relationships with third party tax experts, helping to assess these risks and achieve compliance with the relevant tax legislation.

2. REMUNERATION REPORT REMUNERATION REPORT: ANNUAL STATEMENT BY THE COMPENSATION COMMITTEE CHAIRMAN Dear Recipient, As the Chairman of the Compensation Committee (the Committee), I am pleased to present the Remuneration Report of the Directors of IGT for the financial year ended December 31, 2017 for which we seek your support at our annual general meeting (AGM) in London on May 17, 2018. The Remuneration Report is designed to demonstrate the link between the Group's strategy, its performance and the remuneration outcomes of our Directors and particularly that of our Chief Executive Director (CEO), Marco Sala. The Remuneration Report has been prepared in accordance with U.K. legislation, taking advantage of corporate governance guidance, and is divided into two sections: the annual report on remuneration, which shows how last year's remuneration policy was applied and implemented (the Remuneration Implementation Report) and the proposed remuneration policy, which summarizes our intended practices and policy on directors' remuneration (the Remuneration Policy). The Remuneration Implementation Report The Remuneration Implementation Report (including this statement) is legally subject to an annual advisory vote and this is the third year in which a report on remuneration is being put to a shareholder vote at an AGM. Shareholders are asked to vote, by ordinary resolution, to approve the Directors' remuneration for the financial year ended December 31, 2017 as detailed in the Remuneration Implementation Report. The Remuneration Implementation Report sets out the remuneration paid to Directors in 2017 and which comprises, as deemed appropriate by the Compensation Committee, fixed compensation in the form of base salary, the receipt of certain benefits, participation in a pension plan and variable compensation in the form of short and long-term incentive plans and co-investment plans. The remuneration policy approved at last year's AGM sets out the policy on each of these remuneration elements while the Remuneration Implementation Report shows how remuneration under that policy was paid for the financial year ended December 31, 2017. Next year's Remuneration Implementation Report will reflect how remuneration under this year's proposed Remuneration Policy, if approved, was paid for the financial year ending December 31, 2018. Annual Reports and Accounts 2017 Page 1 31

The Group achieved its objectives for operating profits in accordance with the metrics of the short term incentive plan and exceeded its objectives for net debt, each being the current primary metrics on which the CEO, Marco Sala, is paid under the terms of the short-term incentive plan. For the financial year ended December 31, 2017, therefore, the CEO received a bonus equal to 183.23% of his base salary under the Company's short-term incentive plan. In addition, the performance metrics of the long-term investment plan were also met and therefore the CEO's award vested at 118% of the total awards granted (being 85.8% of the maximum opportunity) in accordance with its terms. The Remuneration Policy Last year a remuneration policy was put to a binding shareholder vote under U.K. law and became effective on May 22, 2017. The purpose of a remuneration policy is to set out, among other items, our Directors' remuneration structure and the details of the discretion available to the Committee. The Company does not currently intend to implement any new elements of remuneration, but has determined that the current remuneration policy is not flexible enough to allow it to fully operate all of the existing available remuneration structures. In particular, the current policy does not reflect all of the different types of awards which can be made under the Company's Equity Incentive Plan (referred to below as the LTIP and previously approved by shareholders). Shareholders are therefore being asked to approve a new Remuneration Policy, which will, if approved, give the Committee the flexibility necessary to operate the existing available remuneration structures over the next three years, subject always to the limits set out in those structures and in the proposed Remuneration Policy. A policy on remuneration will be put to shareholders for approval again no later than at the Company's AGM in 2021. We are committed to the principles of our proposed Remuneration Policy which are designed to support the Group's strategy. These principles are maintaining: • • • • Market competitive compensation levels; High standards of corporate governance and engagement; Alignment with shareholders' interests; and For Executive Directors, a link between performance and strategy. We believe our proposed Remuneration Policy is important in supporting and driving forward the long-term goals of the Group by retaining Executive Directors and management with the requisite skills and expertise to effectively deliver the Group's strategy. Major Decisions on Executive Director's Remuneration No changes were made to the remuneration package of the Executive Director during the financial year ended December 31, 2017. Key Changes to Non-Executive Directors' Remuneration The annual fees of the Non-Executive Directors did not change during the financial year ended December 31, 2017. The remuneration of the Non-Executive Directors is fixed in amount and is unrelated to the results of the Group for the period. Directors' Remuneration Implementation Report and Remuneration Policy This is the third year in which both the Directors' Remuneration Implementation Report and a Remuneration Policy will be put to a shareholder vote at the AGM. Annual Reports and Accounts 2017 Page 1 32

A remuneration policy is subject to a binding shareholder vote at least every three years. Shareholder approval will be required should the Directors wish to change the policy. The Remuneration Report, consisting of the Annual Statement by the Compensation Committee Chairman, the Remuneration Implementation Report, and the proposed Remuneration Policy, is compliant with its reporting requirements and forms part of the statutory annual reports and accounts of the Company for the year ended December 31, 2017. We welcome your feedback as we remain committed to open and transparent dialogue with shareholders and we hope to receive your support at the forthcoming AGM. Gianmario Tondato Da Ruos Chairman of the Compensation Committee Annual Reports and Accounts 2017 Page 1 33

REMUNERATION REPORT: REMUNERATION IMPLEMENTATION REPORT

This Remuneration Implementation Report is presented to shareholders for an advisory vote at the AGM of the Company on May 17, 2018. It demonstrates how last year's approved remuneration policy was implemented in 2017 and how we intend to operate the proposed Remuneration Policy in 2018 if approved by shareholders at this year's AGM.

This part of the report has been prepared in accordance with Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The information in this section has been audited where required under the regulations save for the paragraphs on the performance graph, the relative importance of spend on pay, the implementation of last year's remuneration policy, the consideration by the directors of matters relating to directors' remuneration, the statement of voting at last year's AGM, the proposed Remuneration Policy, the approach to remuneration on recruitment, the service agreements, and the statement of consideration of shareholder views.

The Company was incorporated on July 11, 2014 and was an inactive shell company until the completion of the business merger with IGT and GTECH S.p.A. on April 7, 2015 (the Merger). As such, the principal period of remuneration of the Directors of the Company did not effectively begin until April 7, 2015. Certain totals in the tables included in this Remuneration Implementation Report may not add due to rounding.

Directors' remuneration as a single figure

The remuneration of the Directors for the financial years ended December 31, 2017 and 2016 is set out below and relates to each Director's performance of his or her role as a Director of the Company or in connection with the management of the affairs of any subsidiary of the Company.

	Salary& Fees ($)	Benefits ($)	Annual Bonus ($)	LTIP/RSU($)	Pension ($)	Total ($)
Executive Director						
Marco Sala (CEO)						
2017	887,588	3,415,827	1,832,250	5,453,150	558,172	12,146,987
2016	905,293	1,002,466	2,457,750	2,497,700	690,703	7,553,912
Non-Executive Directors						
Philip Satre (Chairman)						
2017	150,000	-	-	276,632	-	426,632
2016	150,000	-	-	250,117	-	400,117
Patti Hart (Vice-Chairman)						
2017	100,000	-	-	221,310	-	321,310
2016	100,000	-	-	200,098	-	300,098
Lorenzo Pellicioli (Vice-Chairman)						
2017	100,000	-	-	221,310	-	321,310
2016	173,333	-	-	200,098	-	373,431
Paget Alves						

Annual Reports and Accounts 2017 Page | 34

	Salary& Fees ($)	Benefits ($)	Annual Bonus ($)	LTIP/RSU($)	Pension ($)	Total ($)
2017	100,000	-	-	221,310	-	321,310
2016	100,000	-	-	200,098	-	300,098
Paolo Ceretti						
2017	100,000	-	-	221,310	-	321,310
2016	173,333	-	-	200,098	-	373,431
Alberto Dessy						
2017	104,000	-	-	221,310	-	325,310
2016	104,000	-	-	200,098	-	304,098
Marco Drago						
2017	100,000	-	-	221,310	-	321,310
2016	173,333	-	-	200,098	-	373,431
Sir Jeremy Hanley						
2017	86,389	-	-	483,420	-	569,809
2016	100,000	-	-	200,098	-	300,098
James McCann						
2017	120,000	-	-	221,310	-	341,310
2016	120,000	-	-	200,098	-	320,098
Heather McGregor						
2017	81,667			44,054		125,721
2016	-	-	-	-	-	-
Vincent Sadusky						
2017	140,000	-	-	221,310	-	361,310
2016	140,000	-	-	200,098	-	340,098
Gianmario Tondato Da Ruos						
2017	130,000	-	-	221,310	-	351,310
2016	130,000	-	-	200,098	-	330,098

Notes:

Salary and Fees:

- Marco Sala's remuneration reflects all remuneration related to Marco Sala's employment contract with the Company, and for the avoidance of doubt, under his employment contract with Lottomatica S.p.A.
- Marco Sala's salary is equal to $1,000,000. He is paid 70% in the U.K. in pounds sterling (£450,520) and 30% in Italy in euros (€272,003.55). This payment arrangement requires periodic true up for currency fluctuations to ensure he is paid an equivalent to $1,000,000. The disclosed figures are not $1,000,000 due to the average foreign exchange rate used to calculate the dollar value from pounds sterling (1.2882) and euros (1.1295).
- Marco Sala's total remuneration for 2017 as compared to 2016 is higher due to U.K./Foreign Tax Allowance/Payments (explained below) and the vesting of the 2017 LTIP which vested at a higher percentage and share price than the percentage of the LTIP that vested in 2016.
- Amounts shown for Lorenzo Pellicioli, Paolo Ceretti and Marco Drago in 2016 include $73,333 each for 2015 fees not previously paid in 2015.
- Alberto Dessy receives a slightly higher fee of $104,000 to reflect an annual $4,000 integrative contribution that Alberto is obligated to apply to his invoices and pay to the Italian social security provider for professional registered accountants. Alberto also received $104,000 in 2016.
- Sir Jeremy Hanley's fee for 2017 has been pro-rated for the period from January 1, 2017 to his retirement on November 1, 2017.
- Heather McGregor's fee for 2017 has been pro-rated for the period from her appointment in March 8, 2017 to December 31, 2017.

Benefits:

- Marco Sala's benefits include Company Car ($4,433), Car Fringe Benefit ($18,449), Health Insurance ($4,232), Meal Tickets ($1,090), U.K. Housing ($12,673) Travel Allowance ($6,668)and U.K./Foreign Tax Allowance/Payments ($3,368,281) grossed up. The figure for the U.K./Foreign Tax Allowance/Payments increase is due to a higher STIP payout made in the U.K. during the calendar year of 2017, a higher LTIP vesting value in calendar year 2017 and foreign exchange fluctuation.

Annual Reports and Accounts 2017 Page | 35

Annual Bonus: - Marco Sala's annual bonus comprises: 50% operating income - 100% achievement; 30% net debt - 135% achievement; 20% Individual - 158% achievement, resulting in a 122.15% total achievement, therefore a base salary of $1,000,000 multiplied by a 150% target which results in $1,500,000 which is in turn multiplied by a 122.15% achievement which results in the annual bonus of $1,832,250. LTIP/RSU: - Marco Sala's LTIP represents LTIP vested in 2017 multiplied by the market value on the vesting date per share. The 2017 LTIP vested at a higher percentage and share price (in some but not all cases) than the percentage of the LTIP that vested in 2016. - The RSUs for the Non-Executive Directors represent RSUs vested in 2017 multiplied by the market value on the vesting date per share. - Heather McGregor was awarded a pro-rated grant of 2,080 RSUs at a grant price of $27.66 on her appointment on March 8, 2017 for service through the date of last year's AGM which vested in May 2017 at $21.18 per share and was granted a second award of RSUs for service from the date of last year's AGM, in line with all Non-Executive Directors. - Sir Jeremy Hanley was awarded RSUs during the financial year ended 31 December 2016 which vested in 2017, and during 2017 was awarded RSUs in respect of the financial year ended 31 December 2017, in line with all Non-Executive Directors. Sir Jeremy Hanley's RSUs for 2017 vested shortly after his retirement on November 1, 2017, whereas the remaining Non-Executive Directors' RSUs will vest in 2018, hence Sir Jeremy Hanley has a higher RSU value. Pension: - Marco Sala's pension figure includes base pension contributions, severance and social tax contributions in respect of his Italian service agreement. Indicative level of remuneration to be received by each Non-Executive Director The bar chart below relates to each Non-Executive Director and shows the remuneration receivable. There is no variation in pay due to performance. Non-Executive Remuneration 300,000 250,000 200,000 150,000 100,000 50,000 Salary& Fees ($) RSU ($) Pensions Under the U.K. Government's Workplace Pension Scheme the Executive Director is entitled to a U.K. pension. The Company offers a group personal pension plan, under which, if an Executive Director's pension contributions are between 2% and 6% of base salary, the Company may match the contributed percentage Annual Reports and Accounts 2017 Page 1 36 of base salary plus one percent up to a maximum of 7% for contributions at 6% or above. Marco Sala does not currently participate in the group personnel pension plan.

According to E.U. regulations relating to Social Security, Marco Sala remains subject only to the Italian Social Security legislation with reference to his service agreement with Lottomatica S.p.A. (Lottomatica).

The mandatory social security liability for pension purposes is owed by both the company, being Lottomatica, and the employee on a monthly basis. The employee contributions rate is equal to 10.19% and the employer quota is approximately 27%. The estimated retirement date for Marco Sala is in January 2027, which, in accordance with Italian regulations, could be postponed to March 2027.

As far as the contributions to the Italian integrative pension fund are concerned, Marco Sala's contributions are levied at a rate of 3.45% on remuneration earned for his employment under the Lottomatica service agreement. Lottomatica contributes 8.55% of such remuneration. This pension fund is structured as a contribution scheme.

During the financial year ended December 31, 2017, there was no accrual for an Italian severance payment for Marco Sala.

Directors' share options and share awards

The table below sets out the details of the share awards and share options granted under the LTIP from January 1, 2017 through December 31, 2017:

Director	Type of Award	Number of Shares on Grant Date	Face Value on Grant Date	Vesting
Marco Sala	Performance Shares	184,576	$3,807,803	Based on 2017, 2018 and 2019 performance. 50% vesting in 2020 and remaining 50% vesting in 2021
Paolo Ceretti	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Alberto Dessy	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Marco Drago	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Lorenzo Pellicioli	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Gianmario Tondato Da Ruos	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Paget Alves	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Patti Hart	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
James McCann	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Heather McGregor	Restricted Shares	11,522	$257,514	After AGM on May 17, 2018
Vincent Sadusky	Restricted Shares	9,442	$199,982	After AGM on May 17, 2018
Philip Satre	Restricted Shares	11,803	$249,988	After AGM on May 17, 2018

Notes:
- The face value of Marco Sala's Performance Shares are calculated as follows: 184,576 Performance Shares multiplied by $20.63 (fair market value on the grant date).
- Except as noted below, the face value of the Directors' shares are based on the fair market value of $21.18 per share as of the grant date.
- Heather McGregor was awarded a pro-rated grant of 2,080 RSUs at a price of $27.66 on her appointment on March 8, 2017 for service through the date of last year's AGM and was granted a second award of RSUs for service from the date of last year's AGM, in line with all Non-Executive Directors.
- Philip Satre receives a higher reward as compared to the other Non-Executive Directors to reflect his status as Chairman of the Company.

Annual Reports and Accounts 2017 Page | 37

The table below sets out details of the interests of the Directors in share awards and share options which are outstanding:

Awards Held at January 1, 2017	Granted During the Year	Date of Grant	Options Exercised / Shares Vested During the Year	Awards Held as at December 31, 2017	Exercise Price	Market Price at Grant Date	End of Performance Period	Vesting Date	Expires On
Restricted Shares									
Marco Sala									
55,170	425	July 30, 2013	55,595	-	-	$21.74	2015	2016 & 2017	-
96,347	1,816	July 31, 2014	37,865	38,938	-	$20.29	2016	2017 & 2018	-
257,108	-	November 10, 2015	151,693	128,554	-	$16.00	2017	2017 & 2018	-
250,000	-	November 30, 2015	-	250,000	-	$15.53	2017	2018	-
223,025	-	July 26, 2016	-	223,025	-	$21.11	2018	2019 & 2020	-
-	184,576	May 23, 2017	-	184,576	-	$20.63	2019	2020 & 2021	
Share Options									
Marco Sala									
137,022	-	July 28, 2011	137,022	-	$13.96	$13.96	2013	2014	2017
150,740	-	July 26, 2012	150,740	-	$16.54	$16.54	2014	2015	2018
251,329	-	July 30, 2013	-	251,329	$21.74	$21.74	2015	2016	2019
420,673	-	July 31, 2014	-	328,124	$20.29	$20.29	2016	2017	2020
250,000	-	November 30, 2015	-	250,000	$15.53	$15.53	2017	2018	2022

Notes:
- Certain restricted shares are impacted by the declaration of a dividend. In the event of a declaration of a dividend, any unvested restricted shares are multiplied by the value of the dividend and then divided by the fair market value of such shares at that time. If those shares later vest a percentage of such shares shall be issued.

Annual Reports and Accounts 2017

Page | 38

Directors' share interests

The table below shows the Directors' share interests as at December 31, 2017, including shares held by connected persons.

Date	Name	Restricted Shares	Performance Shares	Share Option Grant	Total of Outstanding Options and Shares	Shares Beneficially Owned Outright
As at 31 December 2017	Marco Sala	-	825,093	829,453	1,654,546	887,792
	Philip Satre	11,803	-	-	11,803	68,421
	Lorenzo Pellicioli	9,442	-	-	9,442	18,164
	Patti Hart	9,442	-	-	9,442	20,986
	Paget Alves	9,442	-	-	9,442	20,241
	Paolo Ceretti	9,442	-	-	9,442	24,046
	Alberto Dessy	9,442	-	-	9,442	17,215
	Marco Drago	9,442	-	-	9,442	20,986
	Sir Jeremy Hanley	9,442	-	-	0	25,990
	James McCann	9,442	-	-	9,442	89,496
	Heather McGregor	9,442	-	-	9,442	1,102
	Vincent Sadusky	9,442	-	-	9,442	29,293
	Gianmario Tondato Da Ruos	9,442	-	-	9,442	15,951

Note:
- All shareholding ownership guideline requirements have been complied with to the extent applicable.
- In last year's remuneration report Marco Sala's 250,000 co-investment shares were listed as Restricted Shares but given the requirement for an increase in share price to vest, these 250,000 shares are now described as Performance Shares.
- The figure for Restricted Shares allocated to Heather McGregor reads 9,442 and not 11,552 due to the vesting of 2,080 shares on May 22, 2017 reflecting the pro-rated award from her appointment on March 8, 2017 for service through the date of last year's AGM.

Payments to past Directors and payments for loss of office

Sir Jeremy Hanley retired as a member of the board of directors of the Company on November 1, 2017. The Committee considered Sir Jeremy Hanley's RSU award agreement and his performance as a valuable member of the board of directors of the Company during the financial year. In light of his long service as a Non-Executive Director of the Company and a director of Lottomatica Group S.p.A. and GTECH Holding Corporation prior to the Merger and his personal reasons for his retirement, the Committee determined that it was appropriate for the RSUs he was awarded in 2017 to vest on or around the date he retired, as permitted under the terms of his award agreement, rather than following the approval of the Annual Reports and Accounts by shareholders at this year's AGM, as will be the case for the remaining Non-Executive Directors. Sir Jeremy Hanley therefore received 9,442 shares, (in line with all other Non-Executive Directors, save for

Annual Reports and Accounts 2017 Page | 39

the Chairman who receives a higher number of RSUs), following his retirement in November 2017, with a value of $262,110. The value of the RSUs was calculated by reference to the fair market value of RSUs on the date they vested.

There have been no other payments of money or other assets to any director of the Company who was not a director of the Company or for loss of office, in each case, at any time during the financial year ended December 31, 2017.

Total remuneration of Chief Executive Officer

The table below sets out the total remuneration of the CEO, Marco Sala, for the financial year ended December 31, 2017 and the financial years ended December 31, 2011 to 2016, inclusive. Please note that Marco Sala was CEO of the Company from April 7, 2015 to the year ended December 31, 2017 and remains CEO as at the date of this document. Prior to this time, Marco Sala was a director of the subsidiaries Lottomatica Holding S.r.l., Lottomatica, and, GTECH S.p.A.

2011 - 2014 (€) 2015 - 2017 ($)	2017	2016	2015	2014	2013	2012	2011
Salary and Benefits	4,861,587	2,598,463	3,139,008	1,768,256	1,727,901	1,710,893	1,626,110
STIP paid as % of maximum	61.0%	81.9%	75.0%	96.3%	93.3%	96.1%	85.0%
LTIP vested as a % of maximum (awards actually vested in year)	85.8%	72%	78%	100%	92%	66%	0% - 2008 LTI

Notes:

Salary and Benefits:

- Salary and Benefits includes base salary, benefits and pension.
- In 2015, the Executive Director's benefits included a three year lump-sum advance payment of a housing allowance.
- 2017 benefits payment includes an increase in U.K./Foreign Tax Allowance/Payments due to a higher STIP payout made in the U.K. during the calendar year of 2017, a higher LTIP vesting value in calendar year 2017 and foreign exchange fluctuation.

LTIP/STIP:

- In 2017, Marco Sala had a 2014 legacy GTECH LTIP award which vested at 78% of maximum.
- The first year the LTIP vested is noted and performance is determined although shares are released over two years. The LTIP for 2017 vested at 118% of available shares out of a maximum opportunity of 137.5% under the award.
- Variable remuneration is based on maximum STIP paid/to be paid. U.K. and Italy pay is combined for 2015, 2016 and 2017.

Percentage change in the remuneration of the Chief Executive Officer

The following table shows the percentage change in the base salary, benefits and annual bonus of the CEO between the year ended on December 31, 2017 and the previous financial year compared to the average for all employees of the Group.

Category	Executive Director	Group
Salary	1%	0.01%
Benefits	141%	5.99%
Annual Bonus	-25%	-15.89%

Notes:

Annual Reports and Accounts 2017 Page | 40

- In effect, there has been no percentage change in Marco Sa a's Sa ary for 2017. The 1% difference is due to foreign exchange rate f uctuations between pounds ster ing, euro and do ar figures for 2016 and 2017. The same foreign exchange rate was used in each year for Sa ary and Annua Bonus to remove f uctuation due to changes in currency exchange rates. - The percentage change for the Executive Director's Benefits is primari y caused by high U.K./Foreign Tax A owance/Payments resu ting from a higher STIP pay-out made in the U.K. during the 2017 financia year, a higher lTIP vesting va ue in the 2017 financia year and foreign exchange f uctuations. Tota shareho der return performance graph The chart be ow shows the tota shareho der return (TSR) index for the Company as against the Russe Mid-Cap Index. The Company considers it appropriate to benchmark its performance to the Russe Mid-Cap Index due to the Company's nature and size. TSR Performance 200 180 160 140 120 100 80 60 29 June 2015 31 Dec 2015 31 Dec 2016 Period Ending 31 Dec 2017 Company Russe Mid-Cap Index Re ative importance of spend on pay The fo owing tab e shows the year-on-year movement in tota remuneration of a emp oyees, compared to the eve of dividends paid and dec ared on ordinary shares in respect of the financia years ended December 31, 2016 and 2017. $1,700.0 $1,500.0 $1,300.0 $1,100.0 $900.0 $700.0 $500.0 $300.0 $100.0 -$100.0 2017 2016 Tota Pay Dividends Annua Reports and Accounts 2017 Page 1 41 Index Va ue $1,152.7$1,175.6 $162.0$161.0

Notes:
Total Pay:
- The Company is not aware of any other extraordinary payments utilising cash flow or profit. Total Pay includes wages, benefits, STIP, LTIP, and training and other personnel costs. 2017 Total Pay is calculated at the prior year's foreign exchange rate to 2016 actual Total Pay.
Dividends and Share Buybacks:
- There were no share buy-backs for the financial years ended December 31, 2016 and 2017.

Meetings and attendance

The Compensation Committee held five meetings during the year. Attendance at the meetings is shown in the table below.

Director	Attendance Percentage
Gianmario Tondato Da Ruos (Chairman)	100%
Paget Alves	100%
Alberto Dessy	100%

External advisors

No external advisors assisted the Company with the preparation of this report.

External directorships

Executive and Non-Executive Directors are required to inform the Nominating and Corporate Governance Committee in the event that an external directorship is taken up. Salary and fees for such external appointments may be retained by the Executive and Non-Executive Directors.

Statement of voting

At the 2017 AGM, 98.85% of voting shareholders voted in favour of the 2016 Report on Remuneration, with 1.04% voting against the resolution and 0.11% abstaining from voting. On last year's remuneration policy, 77.48% of voting shareholders voted in favour of the resolution, with 22.40% voting against the resolution and 0.12% abstaining from voting.

Annual Reports and Accounts 2017 Page | 42

REMUNERATION REPORT: REMUNERATION POLICY

The Compensation Committee

The Committee currently comprises three independent Non-Executive Directors. As at the date of this document, the Committee is chaired by Gianmario Tondato Da Ruos, and its other members are Paget Alves and Alberto Dessy. All members served on the Committee since its establishment on April 7, 2015 up to the date of this document.

The Executive Director does not attend the meetings of the Committee, however, certain officers and employees, such as the Executive Vice President of People and Transformation, the Chief Financial Officer and the Company Secretary of the Company, may attend meetings of the Committee, save in circumstances in which that person is the subject of the meeting.

During its meetings, the Committee may also receive assistance and advice from third parties. The Committee has been advised by Mercer for the financial year ended December 31, 2017. Mercer is part of the Marsh & McLennan Companies, Inc., a global professional services firm, a third party unconnected to the Group. The Committee has therefore satisfied itself that the advice received from Mercer was objective and independent. The total fees in relation to the advice provided to the Committee and the Board during the year were $361,657. Mercer also assists the Group in providing general consulting services, salary surveys, and advice on its 401(k) plans in the U.S. The principal activities undertaken by the Committee for the year ended December 31, 2017 consisted of:

- Reviewing the compensation of the Directors and management including the 2017 short term incentive plan (STIP) and long term incentive plan (LTIP) in accordance with guidelines pre-approved by the Directors and the treatment of Non-Executive Directors and senior management compensation (including the key principles of governing the individual arrangements for the CEO);
- Monitoring compliance with guidelines on ownership of shares in the Company by the Directors and executive officers;
- Reviewing legal and market practice updates in the U.K. and the U.S.; and
- Approving updates to the Compensation Committee charter.

While the policy provides the framework for Directors' remuneration, it is intended that the Committee be entitled to exercise a level of discretion in certain circumstances, when it deems appropriate. The Committee may not use any discretion outside the policy without separate shareholder approval.

Policy overview

The current remuneration policy was approved by shareholders at the Company's 2017 AGM. The Company does not currently intend to implement any new elements of remuneration, but has determined that the current remuneration policy is not flexible enough to allow it to fully operate all of the existing available remuneration structures. In particular, the current policy does not reflect all of the different types of awards which can be made under the LTIP. Shareholders are therefore being asked to approve a new Remuneration Policy, which will, if approved, give the Committee the flexibility necessary to operate the existing available remuneration structures over the next three years, subject always to the limits set out in those structures and in the proposed Remuneration Policy.

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The proposed Remuneration Policy, if approved at this year's AGM, will remain in effect until changes to the policy are made, which require shareholder approval, or until the policy is put before shareholders for approval at the 2021 AGM, whichever is sooner.

The proposed Remuneration Policy begins with an outline of remuneration structures and is followed by the Executive Director and Non-Executive Director Remuneration Policy tables and narrative.

The aim of the policy is to:

- Attract, retain, and motivate high calibre directors;
- Focus those directors on the delivery of the Group's strategic and business objectives;
- Promote a strong and sustainable performance culture; and
- Align the interests of directors with those of the shareholders.

Remuneration of the Executive Director is determined by the Committee subject to the provisions of the articles of association of the Company in addition to the Company's proposed Remuneration Policy.

Implementation of the proposed Remuneration Policy for the year ending December 31, 2018

The proposed Remuneration Policy, if approved at the AGM, will be implemented in 2018 in broadly the same manner as last year's remuneration policy.

For the financial year ending December 31, 2018, the Committee has determined not to increase the CEO's salary. The results of the salary review are set out in the table below:

Director	Salary FY18	Salary FY17	Percentage Change
Marco Sala	$1,000,000	$1,000,000	0%

Notes:
- Marco Sala's salary is equal to $1,000,000. He is paid 70% in the U.K. in pounds sterling (£450,520) and 30% in Italy in euros (€272,003.55). This payment arrangement requires periodic true up for currency fluctuations to ensure he is paid $1,000,000. The disclosed figures are not $1,000,000 due to the average foreign exchange rate used to calculate the dollar value from pounds sterling and euros.

As at the date of this document, the Chairman fees and the fees of the other Non-Executive Directors remain unchanged from the year ended December 31, 2017, noting that the Committee retains discretion to review the fees of the Non-Executive Directors for the remainder of this financial year ending December 31, 2018, and any changes to fees will be in line with the proposed Remuneration Policy, if approved by shareholders at the AGM. The fees of Non-Executive Directors are therefore as follows:

FY18	Chairman	Vice Chairmen	Non-Executive Director Basic Fee	Nominating and Corporate Governance Committee Chairman	Compensation Committee Chairman	Audit Committee Chairman
Fees	$150,000	$100,000	$100,000	$120,000	$130,000	$140,000

Note:
- Alberto Dessy receives a slightly higher fee of $104,000 to reflect an annual $4,000 integrative contribution that Alberto is obligated to apply to his invoices and pay over to the Italian social security provider for professional registered accountants.

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Benefits

Executive Directors will continue to be eligible to receive selected benefits including housing allowance, life insurance, private medical care, income protection, and critical illness insurance.

Expenses relating to the performance of a Directors' duties in carrying out business-related activities, such as travel, are classified as taxable expenses, may be reimbursed by the Company.

Pension

The Company will continue to offer to match an Executive Director's pension contributions between 2% and 6% of base salary, plus one percent, up to a maximum of 7% for contributions at 6% or above.

STIP

The annual bonus for an Executive Director will operate in a broadly similar manner to the year ended December 31, 2017. The maximum annual bonus award will remain at 300% of base salary.

The Committee reviews the performance measures and targets on an annual basis to evaluate whether they remain appropriately aligned to the overall business strategy. The Committee has reviewed the Company's performance measures and targets and, based on such review, has determined that they do not encourage excessive risk taking.

LTIP

The Committee is yet to approve how the LTIP shall be operated for the financial year ending December 31, 2018. It is expected that awards under the LTIP shall be subject to EBITDA, Net Debt and Total Shareholder Return performance measures. Awards granted in 2018 will vest 50% in 2021 and 50% in 2022 based on 2018, 2019, and 2020 performance and continued service during the applicable vesting period.

RSU

The Committee has reviewed the terms of the Non-Executive Directors' RSU agreements and has determined that RSU agreements will operate in a broadly similar manner to the year ended December 31, 2017.

The proposed Remuneration Policy

The table on the following page sets out the proposed Remuneration Policy for Executive Directors and Non-Executive Directors which shareholders will be asked to approve at this year's AGM.

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Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Fixed Pay			
Base salary: to pay a salary that reflects the role, responsibilities, experience and knowledge of the individual, provide a salary intended to be competitive with other employers in our industry, in addition to attracting and retaining appropriate Executive Directors to support the long-term interests of the Group.	Salaries are reviewed annually by the Committee. Annual reviews take into account increases to the salaries of the workforce as a whole, performance of the Group and the individual, skill set and experience of the individual and external factors such as inflation, and an assessment of the competitive market. There are no performance conditions other than a qualitative assessment of individual performance.	The maximum opportunity for an increase in base salary on an annual basis is 10% of that year's annual base salary rising to a maximum of 20% of that base salary in exceptional circumstances as determined by the Committee in its sole discretion. Therefore, where appropriate and necessary, larger increases may be awarded (for example, where a role has increased in scope).	There is no provision for recovery.
Benefits: to provide market competitive benefits to enable Executive Directors to undertake their role through ensuring	Executive Directors receive a range of benefits which may include, but are not limited to, private medical insurance, private dental insurance, life insurance, tax preparation benefits, and housing and car allowances. Benefits are reviewed regularly but not on a pre-determined schedule.	There is no maximum level of benefit; the overall level of benefits will depend on the cost of providing individual items based on the individual's circumstances.	There is no provision for recovery.

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Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
well-being and security.	The Company has in place an expense reimbursement policy. The Committee may repay any reasonable travelling, hotel and other expenses, which a Director properly incurs in performing his or her duties as director in connection with his attendance at directors' meetings, committee meetings, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company, or otherwise in connection with the exercise of their powers and the discharge of his or her responsibilities in relation to the Company. Subject to the U.K. Companies Act 2006, the directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him or her for the purposes of the Company, enabling him or her to properly perform his or her duties as an officer of the Company; or enabling him or her to avoid incurring any such expenditure. The expense reimbursement policy also permits the reimbursement of expenses of individuals accompanying a Director in connection with the performance of his or her duties as a director. There are no performance conditions.		
Pension: to attract and retain appropriate Executive Directors to support the long-term interests of the Group.	Under the U.K. Government's Workplace Pension Scheme, Executive Directors are entitled to a U.K. pension. The Company offers a group personal pension plan, or any other pension scheme as required by law, to current and new Executive Directors. If an Executive Director's pension contributions are between 2% and 6% of base salary, the Company may match the contributed percentage of base salary plus one percent up to a maximum of 7% for contributions at 6% or above. A pension is provided for any Executive Director located in other jurisdictions. There are no performance conditions.	The maximum Company contribution is a matching of a Non-Executive Director's contributed percentage of base salary between 2% and 6% plus one percent up to a maximum of 7% for contributions at 6% or above.	There is no provision for recovery.

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imp emented an executive po icy pursuant to which made to Executive recouped in certain materia restatement of the statements or fraud, and genera y subject to any forfeiture provisions app icab e to the Company affi iates. The executive po icy may be amended Board or a committee a ways to the imit in the adjacent co umn and to ensure Annua Reports and Accounts 2017 Page 1 48 Executive Directors Element, Purpose and Link to Strategy Operation and Performance Conditions Maximum Opportunity Recovery or Withholding Variable Pay Annua bonus: to encourage Executive Directors to achieve both short-term financia resu ts and individua targets. The STIP is performance-based, measured against a combination of financia and non-financia targets determined by the Committee by reference to the then current business strategy. Non-financia targets sha on y be used in combination with financia targets, with financia targets constituting a majority of the payout. Non-financia targets sha on y be used if they are materia to the business and quantifiab e. Payments may be based on financia and non-financia targets which may inc ude, but are not imited to, EBITDA, conso idated operating income, net debt, and individua performance, at the discretion of the Committee. Where non-financia targets are used, the majority of the bonus opportunity wi be subject to financia targets. The metrics under ying the financia and non-financia targets may be adjusted or amended at the discretion of the Committee. Payments may be adjusted upwards or downwards at the discretion of the Committee to account for certain events, which may inc ude, but are not imited to, currency f uctuations, securitizations, unbudgeted acquisitions, refinancings, and unusua y negative or positive financia resu ts due to events outside the contro of an Executive Director, subject that the rewards proper y ref ect business performance. The maximum pay out is 300% of base sa ary. The Company has compensation recoupment incentive compensation Directors may be instances, such as a Company's financia incentive compensation is c awback, recoupment, or required by aws or its subsidiaries or compensation recoupment from time to time by the thereof.

Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Long-term share incentive plan (the 2015 Equity Incentive Plan): to encourage Executive Directors to achieve long-term performance targets.	The LTIP is performance-based, measured against a combination of financial and non-financial targets determined by the Committee by reference to the then current business strategy. Non-financial targets shall only be used in combination with financial targets, with financial targets constituting a majority of the payout. Non-financial targets shall only be used if they are material to the business and quantifiable. Payments may be based on financial and non-financial targets which may include, but are not limited to, EBITDA, consolidated operating income, net debt, relative total shareholder return, and individual performance, at the discretion of the Committee. The metrics underlying the financial and non-financial targets may be adjusted or amended at the discretion of the Committee acting in accordance with the terms of the LTIP. Payments may be adjusted upwards or downwards at the discretion of the Committee acting in accordance with the terms of the LTIP, to account for certain events, which may include, but are not limited to, currency fluctuations, securitizations, unbudgeted acquisitions, refinancings, and unusually negative or positive financial results due to events outside the control of an Executive Director, subject always to the limits in the adjacent column and to ensure that the rewards properly reflect business performance. The Committee may grant share options, share appreciation rights, performance units, performance shares, restricted shares, other share-based awards or any combination thereof to current or prospective directors and employees of the Company or any of its subsidiaries as permitted by, and in accordance with, the terms of the LTIP.	The maximum target is 600% of base salary.	The Company has implemented an executive compensation recoupment policy pursuant to which incentive compensation made to Executive Directors may be recouped in certain instances, such as a material restatement of the Company's financial statements or fraud, and incentive compensation is generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or affiliates. The executive compensation recoupment policy may be amended from time to time by the Board or a committee thereof.

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Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
	The Committee has the discretion to determine the number of shares in respect of which an award can be granted and to approve the terms and form of award agreement, which may include, but are not limited to, the exercise price (if any, which must be no lower than the fair market value of a share), vesting conditions, restrictions, limitations, acceleration, forfeiture and waiver based on such factors as the Committee may determine as permitted by, and in accordance with, the terms of the LTIP, which may include, but are not limited to, individual performance, market conditions and shareholder dilution. The Committee also has the discretion to modify, amend or adjust the terms and conditions of any grant, award or shares relating thereto from time to time, which may include, but are not limited to, its performance targets, metrics, as well as the discretion to determine settlement in cash, shares, other property or a combination of the foregoing. The Committee also has the discretion to adopt, alter and repeal the administrative rules, guidelines and practice governing the LTIP.		
Share Ownership Guidelines: to further align Executive Directors' interests with the interests of shareholders.	Following the date of their appointment to the Board, Executive Directors are required to acquire and maintain shares with a fair market value equal to at least two times base salary (or such lower limit as specified in institutional investor guidelines from time to time) (the "Minimum") and a maximum of up to at least five times base salary. Shares included in the ownership criteria include shares which are beneficially owned regardless of whether issued under a Company plan or purchased on the market, and vested shares held in trust to benefit the Executive Director or his family members. Unearned performance shares do not count towards the ownership criteria until such shares have been earned.	N/A	N/A

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Withholding taken into account for purposes of the guide ines. If the shares committed to the co-investment may be taken in comp iance with the share ownership guide ines, minimum of 50% of the after tax va ue of shares options, the exercise) of awards after the effective date ownership is met. ownership guide ines, there is an additiona of shares acquired through the vesting and/or exercise date those shares were acquired or for as ong as the discretion to amend the shareho ding guide ines at any be ow the Minimum nor count unearned performance Annua Reports and Accounts 2017 Page 1 51 Executive Directors Element, Purpose and Link to Strategy Operation and Performance Conditions Maximum Opportunity Recovery or Unvested RSUs and unexercised share options are not Director has a co-investment agreement, up to 50% of into account. If an Executive Director is at any time not there is an additiona ho ding requirement to ho d a acquire on the vesting (and, for awards granted as of the share ownership guide ines unti the target share If an Executive Director is in comp iance with the share requirement to ho d a minimum of 20% of the number of an award for a period of up to 3 years fo owing the Executive Director is in situ. The Committee has the time, but not so as to reduce the required ho ding to shares, unvested RSUs or unexercised share options against the Minimum.

Withholding imp emented an compensation pursuant to which compensation made to may be recouped in as a materia Company's financia and incentive genera y subject to recoupment, or required by aws Company or its affi iates. The Annua Reports and Accounts 2017 Page 1 52 Executive Directors Element, Purpose and Link to Strategy Operation and Performance Conditions Maximum Opportunity Recovery or Co-investment p an: to encourage Executive Directors to commit to the short-to-medium term interests of the Company. The Committee has the discretion to require that an Executive Director enter into a co-investment agreement with the Company, subject to any contractua ob igations. Any such co-investment agreement sha on y be entered into once over up to a three-year period. Under a co-investment agreement the Company may issue and/or grant options over shares, share appreciation rights, units or restricted shares or other share-based awards or any combination thereof (in each case being "awarded shares") to an Executive Director resu ting in a shareho ding of up to 500,000 awarded shares he d by the Executive Director. Vesting of the awarded shares wi be subject to continued service of the Executive Director and the Executive Director continuing to ho d up to 500,000 shares in the Company (the "committed shares") as the Committee may deem appropriate, and may be subject to certain further conditions, if the Committee determines it necessary in its so e discretion, which may inc ude, but are not imited to, performance targets and associated metrics and the Executive Director agreeing to re-invest up to a given amount of the tota committed and awarded shares into a subsequent co-investment agreement fo owing vesting of any previous co-investment agreement. 500,000 share awards. The Company has executive recoupment po icy incentive Executive Directors certain instances, such restatement of the statements or fraud, compensation is any c awback, forfeiture provisions app icab e to the subsidiaries or executive

Withholding recoupment po icy may to time by the Board or number of matching awarded shares issued or shares share based award subsists), the Committee has the of any co-investment agreement, inc uding, but not issued, the quantity of any matched shareho ding as be reinvested, and, whether or not such Executive co-investment arrangements fo owing vesting, as we and metrics, and determine sett ement in cash, shares, we as terminate the co-investment agreement where a co-investment agreement, the Committee sha take institutiona investor guide ines. Annua Reports and Accounts 2017 Page 1 53 Executive Directors Element, Purpose and Link to Strategy Operation and Performance Conditions Maximum Opportunity Recovery or If an Executive Director ceases to be a director or CEO, as appropriate, of the Company prior to the vesting date any options over awarded shares apse and any matching awarded shares are forfeited. Within the above imits on terms of the agreement and on the over which an option is granted (or over which another discretion to set, and amend, the terms and conditions imited to, the number of shares under option, shares we as the percentage of shares which are required to Director wou d be required to reinvest into subsequent as discretion to inc ude or amend performance targets other property or a combination of the foregoing, as appropriate. In determining the terms and conditions of into consideration corporate governance and compensation be amended from time a committee thereof.

Non-Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
Fixed Pay			
Fees: to attract and retain high-calibre individuals, with appropriate experience or industry-related skills, by offering market competitive fee levels	A Non-Executive Director is provided an annual fee, payable in quarterly tranches. When recruiting a new Non-Executive Director, fees will be in line with the prevailing fee schedule applicable to other Non-Executive Directors at that time. Higher cash retainers are provided for Non-Executive Directors serving as a Chairman of the board, the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Committee reviews the annual cash retainer for the Non-Executive Directors periodically, taking into account an assessment of the competitive market. The Non-Executive Directors do not participate in any annual bonus.	The maximum opportunity for an increase in fees on an annual basis is 10% of that year's annual fees rising to a maximum of 20% of those fees in exceptional circumstances, as determined by the Committee in its sole discretion.	N/A
RSU - Annual Equity Awards for Continuing Non-Executive Directors	On the date of each AGM of the Company's shareholders, each Non-Executive Director continuing to serve after that date may granted restricted share unit (RSU) award, a time-based award, vesting on a yearly basis in each case unconnected to the performance of such Non-Executive Director. The number of RSUs covered by each such award will be determined by dividing (1) the "Annual Equity Award" (currently $250,000 for the role of Chairman and $200,000 for other Non-Executive Director roles subject to change at the discretion of the Committee capped by the maximum opportunity set out opposite) grant value by (2) the closing share price as of the date of grant (rounded down to the nearest whole unit), (2) being subject to change at the discretion of the Committee taking market considerations into account.	The maximum opportunity for an increase in the Annual Equity Award on an annual basis is 10% of that year's Annual Equity Award rising to a maximum of 20% of that Annual Equity Award in exceptional circumstances, as determined by the Committee in its sole discretion, taking market considerations into account.	Awards made to Non-Executive Directors may be recouped in certain instances, such as a material restatement of the Company's financial statements or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or

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Non-Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
	Annual RSU awards granted to Non-Executive Directors under this policy will vest following the approval of financial statements by shareholders that occurs in the Company's financial year after the financial year in which the date of grant occurs. The Committee reviews the terms of the RSU awards for Non-Executive Directors periodically with reference to any change in the time commitment required and an assessment of the competitive market. The Committee has the discretion to determine the appropriate awards and vesting mechanics by reference to the then current business strategy, and will take into account the then current institutional investor guidelines when making their decision. The Committee has the discretion to amend the formula to calculate the Annual Equity Award.		affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof.
RSU - Initial Equity Awards for New Non-Executive Directors	Each new Non-Executive Director may be granted an award of RSUs determined by dividing (1) a pro-rata portion of the "Initial Equity Award" (currently $250,000 for the role of Chairman and $200,000 for other Non-Executive Director roles, subject to change at the discretion of the Committee capped by the maximum opportunity set out opposite) value by (2) the closing share price as of that date (rounded down to the nearest whole unit), (2) being subject to change at the discretion of the Committee taking market considerations into account. The pro-rata portion of the Initial Equity Award value will equal the Initial Equity Award value multiplied by the fraction which results from the following formula: $\frac{X - Y}{X}$	The maximum opportunity for an increase in the Initial Equity Award on an annual basis is 10% of that year's Annual Equity Award rising to a maximum of 20% of that Initial Equity Award in exceptional circumstances, as determined by the Committee in its sole discretion, taking market considerations into account.	Awards made to Non-Executive Directors may be recouped in certain instances, such as a material restatement of the Company's financial statements or fraud, and the RSUs are generally subject to any clawback, recoupment, or forfeiture provisions required by laws applicable to the Company or its subsidiaries or

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Non-Executive Directors

Element, Purpose and Link to Strategy	Operation and Performance Conditions	Maximum Opportunity	Recovery or Withholding
	where: X is the number of days in the period beginning with (and including) the date of the AGM immediately preceding the appointment date (the Previous AGM) and ending on (and including) the date of the AGM immediately after the appointment date (the Next AGM); Y is the number of days in the period beginning with (and including) the date of the Previous AGM and ending on (and including) the appointment date; and "AGM" means the Company's last annual meeting of shareholders at which annual equity awards were granted by the Company to the Non-Executive Directors. The RSUs granted at the previous AGM vest following the approval of financial statements by shareholders at each annual general meeting of the Company. If, on the date RSUs are granted, the date of the Next AGM is not known, the RSUs shall be granted on the basis that the date of the Next AGM is the date of the first anniversary of the Previous AGM. The Committee has the discretion to amend the formula to calculate the Initial Equity Award. The Committee reviews the terms of the RSU awards for Non-Executive Directors periodically and has the discretion to determine the appropriate awards and vesting mechanics by reference to the then current business strategy, any change in the time commitment required, and an assessment of the competitive market.		affiliates. Such recoupment policy may be amended from time to time by the Board or a committee thereof.
Share Ownership Guidelines: to align Non-Executive Directors' interests with the interests of shareholders.	Beginning November 10, 2020 (or five years after joining the Board if such date is subsequent to November 10, 2020), a Non-Executive Director is expected to hold, for as long as they remain on the Board, ordinary shares of the Company that have a fair market value equal to up to at least three times the base annual retainer amount then in effect for that Non-Executive Director. Unvested RSUs and unexercised share options are not taken into account for the purposes of the guidelines.	N/A	N/A

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Withholding Executive Directors a so app ies to Non-Executive payment in respect of any award granted, prior to the approva and imp ementation of this proposed Remuneration Po icy as described entered into at a time prior to an individua becoming a director if, in the opinion of the Committee, the payment was not in consideration for Annua Reports and Accounts 2017 Page 1 57 Non-Executive Directors Element, Purpose and Link to Strategy Operation and Performance Conditions Maximum Opportunity Recovery or Expenses The same expense reimbursement po icy as app ies to Directors. N/A N/A The Company wi honour prior commitments (inc uding as to oss of office payments) entered into, and Directors wi be e igib e to receive above, even if these commitments and/or awards wou d not otherwise be within this po icy. The Company wi a so honour any commitment the individua becoming a director of the Company.

Executive Directors’ Remuneration Policy

The remuneration structure for Executive Directors is designed to incentivise the delivery of sustained performance consistent with the Group’s strategic goals and appropriate risk management, and to reward success in doing so. At the date of this document the only Executive Director of the Company is its CEO, Marco Sala.

Executive Directors play key roles in the management and business success of a group. The Group’s Remuneration Policy and structure are designed to reflect these combined roles. When setting the policy for Executive Directors’ remuneration, the Committee takes into account total remuneration levels in companies of a similar size and complexity, the responsibilities of the individual's role, the individual's performance and the individual’s experience. The Committee also considers developments in market practice and the pay and employment conditions within the wider Group.

The Company’s Remuneration Policy for Executive Directors, as an employee of the Company or of members of its Group, is to provide a base salary and participation in an annual cash bonus plan, or STIP, and an equity based LTIP, seeking to give a proportion of the total annual remuneration in the form of variable remuneration, which is linked to the performance of the Group.

Differences in Remuneration Policy for Executive Directors compared to other employees

Like the Executive Director, employees at management level and above receive a fixed salary and the potential for an uplift by way of a variable annual bonus through the same STIP. The STIP differs between employee levels of seniority: the Executive Director and senior management employees are subject to an 80% bonus weighting as to financial results based on either any of or all of operating income, EBITDA and net debt of the Company and a bonus weighting of 20% based on personal performance. The STIP is paid out on an annual basis subject to financial results of the Company and the personal performance of each employee. Manager and above level employees in general also participate in the same STIP. The percentage of the plan allocated to financial and individual objectives varies by level. Target as a percentage of base salary also varies by level. Only Non-Executive Directors receive RSUs. Director level employees and above also participate in the same LTIP as the Executive Director.

Approach to remuneration for new Executive Directors

On the recruitment of a new Executive Director, the level of fixed remuneration will be determined after considering the candidate’s skills and experience and the market data for the role that they will be undertaking. New Executive Directors will be eligible for the STIP and LTIP as set out in the proposed Remuneration Policy. A new Executive Director may be required to enter into a co-investment agreement with the Company similar to that described in the Executive Directors’ Remuneration Policy paragraph above.

The Compensation Committee recognises that a new Executive Director may forfeit remuneration as a result of leaving a previous employer and the Committee will consider mitigating that loss or part of that loss by making an award in addition to the remuneration outlined above. In determining remuneration, the Committee will consider any relevant factors, including any performance conditions attached to any previous incentive arrangements and the likelihood of these conditions being met.

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Directors' contractual arrangements and loss of office payment policy

The Executive Director's contractual arrangements

The current sole Executive Director, Marco Sala, CEO, has a service agreement with the Company and a service agreement with its wholly owned subsidiary, Lottomatica, only.

The Company service agreement

The CEO's service agreement with the Company (70% of employment) can be terminated by either party on the giving of three months' notice, if not, immediately for cause. The CEO cannot resign without prior approval from the Directors. Following termination for a period of 9 months thereafter, the CEO is subject to certain restrictive covenants, including restrictions on soliciting or providing goods or services to certain customers, employing or enticing away from the Group certain persons employed by any Group company or being involved with any business in competition with the any Group company, among others.

The Company shall pay the CEO a salary of £450,520 per annum and this salary shall be reviewed by the Directors annually, but the Company is under no obligation to award an increase in salary. The Company has made available to the CEO an apartment rented in the Company's name. In addition, the Company will fully reimburse the CEO for any expenses incurred as a result of his appointment. The CEO does not receive any other benefits under his service agreement with the Company.

Under this agreement, the CEO also participates in the LTIP, of which the co-investment agreement (described below) forms part, whereby the Company grants the CEO an award of restricted share units and/or share options. The awards under the LTIP vested on the date on which the audited financial statements of the Company for the financial year ending December 31, 2017 were approved by the Directors.

The Lottomatica service agreement

Under the Lottomatica service agreement, the CEO's base salary is €271,500, which has been subject to an Italian statutory increase to €272,003.55, paid in 13 equal gross instalments, plus additional benefits, including a company car. The CEO also receives an integrative pension fund in accordance with Italian law. The base salary paid by Lottomatica will not be less than 25% of the total salary paid to him by the Company.

The stability agreement

According to a stability agreement originally entered into on February 20, 2012 between Marco Sala and legacy GTECH S.p.A. and then assigned to Lottomatica S.p.A. as part of the merger, Marco Sala is entitled to a severance payment worth three years of base salary and of short-term incentive assumed at the maximum pay-out level if terminated other than for cause, mirroring the combination of the severance indemnity with the payment in lieu of notice due under the applicable Italian national labour contract.

The co-investment agreement

On November 30, 2015, the current Executive Director, Marco Sala, entered into a co-investment agreement with the Company. The purpose of the agreement is to focus the CEO on the strategic and business objectives of the Group as well as further aligning the interests of the CEO with those of the shareholders of the Company. Under the agreement, the Company agreed to match (up to a maximum 500,000 ordinary shares) the CEO's existing ownership of 500,000 ordinary shares in the Company. The 500,000 ordinary shares were to be comprised of up to 250,000 ordinary shares and 250,000 options for ordinary shares, as long as the following conditions were met:

Annual Reports and Accounts 2017 Page | 59

- Continued service with the Company as CEO until the date on which the annual accounts for the year ending December 31, 2017 were approved by the Directors (the Vesting Period);
- The ordinary shares were continuously held by the Executive Director for the duration of the Vesting Period;
- The Company's share price was equal to or greater than $16.83 with the final price based on an average three month share price ending on the date of approval of the Company's financial statements for the year ending December 31, 2017; and
- There was a re-investment of 50% of the total committed and awarded shares (involving the use of cash proceeds for any exercised share options) (after-tax) in a subsequent three-year co-investment award agreement if in the financial year ending December 31, 2018 Marco Sala is re-appointed in his role as CEO for another three year mandate. The percentage re-invested into the requisite shares would be accounted for to satisfy the Company's share ownership requirements under the agreement.

All of the conditions have been met and all shares and all options will vest fully.

This agreement was not amended during the financial year ended December 31, 2017, however, the Committee has the discretion to amend the agreement as appropriate. In the event that an additional Executive Director is appointed during the financial year ending December 31, 2018, the Committee may consider that it is appropriate for such a director to enter into a similar agreement.

Non-Executive Directors' appointment agreements

All Non-Executive Directors' services are provided for in accordance with the prior approval of the Directors and their individual appointment agreements. They currently equally receive RSUs to the value of a $200,000 equity award save for the Chairman who receives a $250,000 equity award.

No remuneration is payable on termination of the appointment of the Non-Executive Directors, other than accrued fees and expenses, subject to the discretion of the Committee. Details of the terms of the appointment of the current Non-Executive Directors are as follows:

Non-Executive Director	Start of Current Term	Expiry of Current Term
Philip Satre (Chairman)	April 7, 2015	April 7, 2018
Patti Hart (Vice-Chairman)	April 7, 2015	April 7, 2018
Lorenzo Pellicioli (Vice-Chairman)	April 7, 2015	April 7, 2018
Paget Alves	April 7, 2015	April 7, 2018
Paolo Ceretti	April 7, 2015	April 7, 2018
Alberto Dessy	April 7, 2015	April 7, 2018
Marco Drago	April 7, 2015	April 7, 2018
James McCann	April 7, 2015	April 7, 2018
Vincent Sadusky	April 7, 2015	April 7, 2018
Gianmario Tondato Da Ruos	April 7, 2015	April 7, 2018
Heather McGregor	March 8, 2017	April 7, 2018

Sir Jeremy Hanley was a Non-Executive Director of the Company from April 7, 2015 to November 1, 2017.

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Loss of office When an Executive Director leaves the Company, the Compensation Committee will review the circumstances and apply the appropriate treatment. Where applicable, the Committee aims to avoid rewarding poor performance. Salary and benefits will continue to be paid throughout the notice period although the Committee has the discretion to make a payment in lieu of notice. In the event of a termination of the role of any of the Directors for any reason prior to their vesting date, all outstanding and unvested restricted shares, restricted share units and/or options shall be automatically and immediately forfeited for no consideration as of such termination, subject to good and bad leaver provisions and any provision permitting a waiver of such forfeit at the discretion of the Committee, as appropriate. How the views of shareholders and employees are taken into account Shareholders The Compensation Committee values shareholder feedback when forming the remuneration policy and takes into account shareholder views received in relation to resolutions to be considered at the AGM each year. Employees When determining Executive Director remuneration arrangements, the Committee takes into account pay and conditions throughout the Group as well as those of our peer companies to evaluate whether the structure and quantum of the Executive Director's pay remains appropriate in this context. The Committee does not consider it appropriate to consult directly with other Directors when developing a directors' remuneration policy. The Committee does receive, however, periodic updates from the People and Transformation (HR) department on the overall remuneration structures and policies for all employees. At other levels of the Group, employees will receive a remuneration package that is reflective of their role and responsibilities, set by reference to relative remuneration throughout the Group and external market data, where applicable. Employees at an executive level will typically have a greater emphasis on performance-related and long-term pay compared to those below this level. Annual incentives may be payable based on performance measures which are suitable to the nature and responsibility of the role. This is considered when determining the policy for Executive Directors. Remuneration illustrations The chart below gives an indication of what could be received by an Executive Director under the proposed Remuneration Policy. The bar chart shows (1) the minimum remuneration receivable as a percentage of total remuneration, (2) the remuneration receivable for performance in line with the Company's expectations as a percentage of total remuneration, and (3) the maximum remuneration receivable as a percentage of total remuneration on the implementation of the proposed Remuneration Policy. Fixed remuneration, shown in the chart below, is comprised of salary, pension contributions, other benefits and any cash alternative. Variable remuneration comprises remuneration under the STIP and LTIP. Future remuneration will be determined based on profitability and performance as described in the proposed Remuneration Policy. Annual Reports and Accounts 2017 Page 1 61

Notes: Salary: For the financial year ended December 31, 2017 Marco Sala was provided with a $1 million salary which was paid 70% in pounds sterling and 30% in euros. LTIP/STIP: The minimum remuneration under the STIP and LTIP is 0% and is therefore not shown on the "minimum" section of the chart. LTIP is represented by the market value on the vesting date in 2017. The remuneration under the LTIP reflects Marco Sala's target award. Approval This Directors' Remuneration Report, including both the Directors' proposed Remuneration Policy and the Remuneration Implementation Report, has been approved by the Board of Directors on March 22, 2018. Signed on behalf of the Board of Directors by: Gianmario Tondato Da Ruos Chairman of the Compensation Committee Annual Reports and Accounts 2017 Page 1 62

3. DIRECTORS' REPORT The Directors present their report and the audited financial statements for International Game Technology PLC (the Company) and its subsidiaries (the Group) for the period from January 1, 2017 to December 31, 2017. The Directors' Report should be read in conjunction with the other sections of this Annual Reports and Accounts: the Strategic Report and the Directors' Remuneration Report, all of which are incorporated into this Directors' Report by reference. General information The Strategic Report and the notes to the financial statements contain information on the domicile and legal form of the Company, its country of incorporation and the address of its registered office. Future developments and important events The Strategic Report contains details of likely future developments and important events which have occurred since the end of the financial year ended December 31, 2017 affecting the Group. Dividends There are no recommended dividend payments for approval by shareholders for the period from January 1, 2017 to December 31, 2017. The Directors approved and paid $162,528,155 of interim dividends for the financial year ended December 31, 2017. As at the date of this Directors' Report, there are sufficient distributable reserves available to pay dividends in accordance with the U.K. Companies Act 2006 (the Act). Related party transactions Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm's length basis and are disclosed in the financial statements. Accordingly, related party transactions are set out in note 24 to the consolidated financial statements and form part of this Directors' Report. Directors and their interests The directors of the Company for the financial year ended December 31, 2017 are set out below: Marco Sala (CEO), Philip Satre (Chairman), Patti Hart (Vice-Chairman), Lorenzo Pellicioli (Vice-Chairman), Paget Alves, Paolo Ceretti, Alberto Dessy, Marco Drago, James McCann, Heather McGregor, Vincent Sadusky and Gianmario Tondato Da Ruos. All of the directors listed above were appointed on April 7, 2015 and remain as Directors of the Company, save for Heather McGregor, who was appointed on March 8, 2017 and Sir Jeremy Hanley who resigned on November 1, 2017. Annual Reports and Accounts 2017 Page 1 63

The Directors have interests in the Company's ordinary shares, options held over ordinary shares or interests in share options and long term incentive plans that are detailed in the Remuneration Report that is set out in section 2 of this Annual Reports and Accounts. Financial risk management objectives and policies The Group's activities expose us to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk and credit risk. The Group's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on our performance through ongoing operational and financial activities. We monitor and manage our exposure to such risks both centrally and at local levels, as appropriate, as part of our overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on our results of operations and financial position. Depending upon the risk assessment, we use selected derivative hedging instruments, including interest rate swaps and forward currency contracts for the purposes of managing interest rate risk and currency risks arising from our operations and sources of financing. Further disclosures relating to financial risk management objectives and policies, as well as disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk, are set out in note 4 to the Company's financial statements. The Group's accounting policies regarding derivatives and our policy on hedging are set out in note 8 to the consolidated financial statements. Directors' indemnities In accordance with the Company's articles of association and to the extent permitted by law, the Directors are granted a qualifying third party indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors' and officers' liability insurance policy throughout the financial year and continue to do so. Neither the indemnity nor the insurance provides cover in the event that a director of the Company is proven to have acted dishonestly or fraudulently. Share capital The issued share capital of the Company as at March 12, 2018 is $20,346,274.16 and £50,000, consisting of 203,460,707 ordinary shares of $0.10 each, 203,460,707 special voting shares of $0.000001 each, and 50,000 sterling non-voting shares of £1 each. The special voting shares carry a voting right of 0.9995 each and are held at all times by a nominee appointed by the Company. Shareholders who maintain their ownership of ordinary shares continuously for at least three years are eligible to elect to direct the voting rights in respect of one special voting share per ordinary share held for such period, provided that such shareholders meet certain conditions set out in the Company's Loyalty Plan (details of which are available at www.IGT.com). Once those conditions have been met and that eligible shareholder has successfully elected to participate in the Loyalty Plan, that shareholder will have the voting power of the equivalent of 1.9995 votes for each ordinary share held. The special voting shares and ordinary shares will be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Further details of the special voting shares and the rights attaching to them are set out in the Company's articles of association. The Directors are authorised to issue share capital up to an aggregate nominal amount of $185,000,000 for a period of five years from March 13, 2015. The Company currently has the authority to purchase a maximum Annual Reports and Accounts 2017 Page 1 64 of 20% of the aggregate issued share capital of each class of shares in the Company. This authority will expire on July 28, 2020. The Company did not purchase any of its own share capital for the financial year ended December 31, 2017. Research and Development The Group intends to continue investing resources toward its research and development efforts. During the financial year ended December 31, 2017 the Group spent $313.1 million on its research and development efforts. The Group's research and development efforts cover multiple creative and engineering disciplines, including game content, hardware, electrical, systems and software for lottery, land-based gaming, online social, and online real-money applications. The Group specialises in progressive creative game development including design, math, graphics and audio. The gaming products are created primarily by employee designers, engineers, and artists, as well as third party content creators. Third party technologies are used to improve the yield from development investment and concentrate increased resources on product differentiation engineering. Branches As the Group is a global business there are activities operated through many jurisdictions. In 2017 the Group was active in over 100 countries and had 30 branches. Political donations and political expenditure During the financial year ended December 31, 2017 non-European Union (E.U.) subsidiaries of the Company made various forms of contributions (i.e. charitable donations, membership dues, sponsorships) to non-E.U. organisations and entities in the U.S., Canada, China, South Africa and the West Indies that have political, charitable, social welfare, trade and business sector affiliations and missions. Some of these organisations and entities have affiliations with government officials. These contributions totalled $2,041,946 in the U.S., $500 in Canada, ¥100,000 in China, $1,235.19 in South Africa and $7,791 in the West Indies. The Group has fully complied with jurisdictional reporting of these contributions and such contributions are permissible under the relevant countries' laws. The Group policy is that no political donations be made or political expenditure incurred outside the U.S. or Canada. Save as set out above, neither the Company nor any of its subsidiaries during the period from January 1, 2017 to December 31, 2017: • Made any donations to a registered political party or other political or any independent election candidate or organisation in or outside the E.U.; or • Incurred any political expenditure in or outside the E.U. Equal employment policies The Group is committed to providing equal opportunities in employment and a work environment that values workplace diversity and an inclusive environment, where all employees are valued and respected. In 2017, the Group updated its policies, outlining the Group's commitment to Equal Employment Opportunities and non-discrimination. Annual Reports and Accounts 2017 Page 1 65

It is the Group's policy to provide equal employment opportunities for all applicants and employees on the basis of qualification and merit. The Group will not permit discrimination on the basis of characteristics such as, race, colour, religion sex or gender, sexual orientation, gender identity or expression, pregnancy, marital status or civil partnership status, national origin, citizenship, covered veteran status, ancestry, age, physical or mental disability, medical condition, genetic information, or any other legally protected status in accordance with applicable local, state, and federal laws. To the extent reasonably possible, the Group will accommodate employees with disabilities. Reasonable accommodation is available to all employees and applicants as long as the accommodation does not create an undue hardship for the Group and can be provided without posing a substantial safety risk to the employee or others. It is the responsibility of management to support and enforce the policy and to address and report any known conduct that might violate this policy. Employees who believe they have been subjected to discrimination or are aware of incidents of discrimination in the workplace are asked to immediately report the incident. Any allegation of discrimination brought to the attention of the Group will be promptly investigated. It is expected that all parties cooperate with the investigative process. Retaliation against any individual for reporting discrimination will not be tolerated. Individuals who are not themselves complainants, but who assist in an investigation, will also be protected from retaliation. The Group enforces compliance with this policy by implementing practices to execute this policy in the conduct of our business, training employees in the application of such procedures, and taking appropriate disciplinary action, up to and including termination of employment, for violation of the Group's policy (except where prohibited by law or contrary to local collective bargaining agreements). Employee involvement The Group maintains communication tools and channels that allow for the distribution of information to employees through email, social networking and print materials covering, among others, aspects such as financial and economic factors affecting the Group. The Group has an internal website that enables employees to access certain corporate information, which, in addition to providing corporate information and commercial updates, provides a platform for employees to ask anonymous questions to be answered by the senior executive team as appropriate and responses are published on the internal website. The Group also hosts Group-wide meetings in which employees or their representatives are consulted on a regular basis so that the views of employees can be taken into account in making decisions that are likely to affect their interests. The Group has conducted a global survey on employee engagement in 2017 which enabled employees to provide feedback, influencing employee-related programmes for implementation by the Group. As part of encouraging employee involvement in the performance of the Group, the Group offers a performance-based share award programme for employees at a senior management level. The share award is based on a three year performance cycle, measured from the achievement of several financial metrics. Setting these thresholds and offering this share incentive helps drive leadership accountability which significantly impacts overall performance of the Group. Annual Reports and Accounts 2017 Page 1 66

Greenhouse gas emissions As part of IGT's sustainability strategy, the Group is committed to ensuring that its business interacts with the environment in a socially responsible manner. The collection of emissions data is performed globally on a business-site basis. Notes: *Scope I: Fuel consumption (including natural gas and LPG for heating, diesel consumption for generators, diesel, gasoline, LPG and propane consumption for vehicles such as company cars, small trucks or forklifts) and fugitive emissions of refrigerants. Ton CO2 eq = data (fuel consumption or refrigerants refill). Data has been collected from invoices (from refrigerants assuming each kg of refill has been a kg of fugitive emissions during the year). **Scope II: Electricity consumption only. Ton CO2 eq = kWh*Emission Factor. kWh have been collected from invoices. To express this information as a ratio of the annual emissions associated with the Group's activities based on the quantity of tonnage per thousand dollars is equal to 0.0149 (scope I and II divided by total revenues in U.S. thousand dollars). The methodology used is based on voluntary and mandatory GHG reporting guidance issued by DEFRA. For fuels and operations we have utilised DEFRA protocol conversion factors within our reporting methodology. For GHG emissions related to electricity we have used DEFRA EFs, except for U.S. states for which we used state-based EPA emission factors, for Italy and countries for which the DEFRA EFs were not available we used Terna and GHG Protocol EFs. Due to data typology and collection methodology, reporting scope might increase and figures reported here might be subject to further updates in later IGT public documents. The Group's activities are mainly related to office work: software implementation, research and development, and administrative work. IGT's industrial activities are printing, which takes place in Lakeland (Florida, U.S.) and in Tito Scalo (Italy), and assembling, which occurs in Reno (Nevada, U.S.). The Group also has several environmental management systems that comply with the ISO 14001 (environmental management standards published by the International Organisation for Standardisation). Potential environmental impacts are related to: • Material consumption: this can be (1) an indirect impact in IGT's assembling plant with sub-products provided by suppliers, and (2) a direct impact in terms of paper and ink consumption in the printing activities; Energy use: (1) direct: fuel consumption for heating, company fleet (cars and small trucks) and emergency electricity supplies, and (2) indirect: electricity consumption (office, manufacturing and printing); • • Emissions related to energy use (direct and indirect) and transportation of goods made by IGT's service providers; Waste production: the Group's assembling process and printing processes do not produce a significant amount of waste; generally the waste is not hazardous. It is the Group's policy to recycle; and • Annual Reports and Accounts 2017 Page 1 67 Greenhouse Gas emissions For the year ended December 31, 2017 Combustion of fuel and operation of facilities* 27,740 Electricity, heat, steam and cooling purchased for own use** 46,032 Total emissions (tCO2e) 73,772

• Indirect environmental potential impacts can be significant for some processes relating to the production of the sub-products that are assembled in Reno (Nevada, U.S.) (such as chroming). The suppliers used for such processes are periodically monitored through on-site inspections in order to verify their compliance with environmental regulations. The annual amount in tons of emissions of carbon dioxide from activities for which the Group is responsible, including for fuel consumption and facility operations, refers to the following facilities: • • Main facilities in the U.S.: fuel consumption, electricity and refrigerant gases; U.S. fleet consumption (100%): cars and small trucks; • Facilities in Italy (the headquarters in Rome and the other facilities owned or leased in Italy): fuel consumption, electricity and refrigerant gases; Italian fleet consumption; • • Main facilities outside the U.S. and Italy: fuel consumption, electricity, refrigerant gases and fleet consumption; and Remaining data centers worldwide: electricity. • In 2017, an improved internal web-based tool was used to collect environmental data from Group sites all over the world. The tool has enabled the collection process to be systemised and harmonised, giving a more comprehensive overview of the Group's environmental impact. Thanks to the tool, reporting boundaries increased further compared to 2016, where facilities, constituting 85% of all of the Group's employees by location, provided information for these greenhouse gas emissions disclosures. Going concern The current activities of the Group and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Group are described in the Principal Risks and Uncertainties section of the Strategic Report. Critical accounting estimates affecting the carrying values of assets and liabilities of the Group are discussed in note 2 to the consolidated financial statements. Having reviewed management's forecasts, Group cash flow and net debt, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore will be well placed to manage its business risks successfully. Accordingly, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements contained in these Annual Reports and Accounts. Statement of Directors' responsibilities The Directors are responsible for preparing the Strategic Report, Directors' Report, the Remuneration Report and the financial statements in accordance with applicable law and regulations. The Act and its associated regulations require directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with the accounting principles generally accepted in the U.S. (U.S. GAAP) and the Company financial statements in accordance with International Financial Reporting Standards as adopted by the E.U. (IFRS). Under the Act, the Directors must not approve the financial statements unless they are satisfied that they give a true Annual Reports and Accounts 2017 Page 1 68 and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Company and the Group for that period. In preparing these financial statements, the Directors are required to: • • • Select suitable accounting policies and then apply them consistently; Make judgements and accounting estimates that are reasonable and prudent; State whether applicable standards issued under U.S. GAAP have been followed for the consolidated financial statements and IFRSs have been followed for the Company financial statements, subject to any material departures disclosed and explained in the financial statements; and • Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company and the Group's transactions and disclose with reasonable accuracy the financial position of the Company and the Group at any time and enable them to ensure that the financial statements comply with the Act and, in respect of the Group financial statements, Article 4 of the Regulation (E.C.) no. 1606/2002. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps toward the prevention and detection of fraud and other irregularities. The auditor and disclosure of information to the auditor In accordance with section 418 of the Act, each of the Directors confirms that: • So far as he or she is aware, there is no relevant audit information of which the Company's auditor is unaware; and He or she has taken all the steps that he or she ought to have taken as a director in order to make him or her aware of any relevant audit information, and to establish that the Company's auditor is aware of that information. • Independent auditor The auditor, PricewaterhouseCoopers LLP, has indicated its willingness to continue in office and a resolution concerning its re-appointment will be proposed at the AGM. Approval This Directors' Report has been approved by the Board of Directors on March 22, 2018. Signed on behalf of the Board of Directors by: Marco Sala Chief Executive Officer Annual Reports and Accounts 2017 Page 1 69

4. INDEPENDENT AUDITORS' REPORT Independent auditors' report to the members of International Game Technology PLC Report on the audit of the financial statements Opinion In our opinion: • International Game Technology PLC's group financial statements and company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the company's affairs as at 31 December 2017 and of the group's loss, the company's profit and the group's and the company's cash flows for the year then ended; the group financial statements have been properly prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP); the company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union; and the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. • • • We have audited the financial statements, included within the Annual Reports and Accounts 2017 (the "Annual Report"), which comprise: the consolidated balance sheet as at 31 December 2017, the company balance sheet as at 31 December 2017, the consolidated statement of operations, the consolidated statement of comprehensive income, the consolidated statement of cash flows, the consolidated statement of shareholders' equity, the company income statement, the company statement of comprehensive income, the company statement of cash flows and the company statement of changes in equity for the year then ended; and the notes to the consolidated and company financial statements, which include descriptions of the significant accounting policies. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.' Our audit approach Overview Overall group materiality: $35 million (2016: $41 million), based on 2.5% of Adjusted Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA). Overall company materiality: $70 million (2016: $64 million), based on 1% of total liabilities. • • • We conducted full scope audit work over 3 components in which the group has significant operations (Rome, Italy; Las Vegas, Nevada and Providence, Rhode Island, USA.). In addition, we performed a full scope audit of 11 non-significant components and performed procedures on specific balances at 8 non-significant components. During the year, the group engagement team visited three components where full scope audits were performed • • Revenue recognition: multiple - element arrangements. Impairment of goodwill and indefinite-lived intangible assets. Accounting related to the sale and leaseback of the Reno facility. • • • Annual Reports and Accounts 2017 Page 1 70

 Te scope of our audit As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud. Key audit matters Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit. Key audit matter How our audit addressed tTe key audit matter Revenue recognition: multiple - element arrangements The groups' revenue transactions include various complex aspects including multiple-element arrangements, software revenue recognition, and contingent revenue. We considered this a significant risk given the level of complexity and judgment involved in understanding the revenue-affecting terms and conditions in the Company's multiple-element arrangements, as well as the allocation of consideration in multiple-element arrangements, accounted for under ASC 605-25, Multiple-element arrangements and ASC 985 - Software. It is noted that under this guidance, the group allocates arrangement consideration to each of the elements in the arrangement based upon vendor specific objective evidence (VSOE) or best estimated selling price (BESP) which requires judgement. Based on the risk assessment performed and a consideration of the group's revenue process, the engagement team considered accuracy to be the relevant assertion with respect to the risk in multiple-element arrangements. We focused on revenue recognition in connection with these contracts which can be complex, can involve a significant degree of management judgement and may not be in accordance with group's stated accounting policy for such items (see note 2 in the notes to the consolidated financial statements). Our procedures included the following: • Assessing whether the revenue recognised on these contracts was in line with the group's accounting policy by performing a combination of controls testing and substantive procedures. Assessing the controls in place over the revenue recognition of complex contracts. In addition we also assessed the business processes and relevant controls related to order management, product sales, subscriptions, other services and deferred revenue recognition, invoicing, cash receipts credit memos, ledger maintenance, and standing data. Testing a sample of revenue recognised on contracts and orders by validating against source documentation and compliance with the groups' revenue recognition policies for multiple-element arrangements. Testing a sample of individually immaterial transactions that are selected on a haphazard basis by agreeing to documentation and compliance with US GAAP. Testing management's determination and application of fair value including VSOE and BESP. • • • • Based on the procedures performed, we noted no material issues from our work. Impairment of goodwill and indefinite-lived intangible assets The group holds goodwill and indefinite-lived intangible assets balances of $5.7 billion and $247 million respectively at 31 December 2017. We focused on this area because the estimates underlying the group's impairment tests around the recoverability of these goodwill and indefinite-lived intangible assets are subject to high estimation uncertainty. As disclosed in notes 10 and 11 to the consolidated financial statements, the group's annual impairment test identified an excess of fair value compared to carrying value in all but one of its reporting units. For the North America Gaming Interactive (NAGI) reporting unit, an impairment of $714 million was recorded as at 31 December 2017. We evaluated the appropriateness of management's identification of the group's reporting units and the continued satisfactory operation of the group's controls over the impairment assessment process. Our procedures included the following: • Assessing the business processes and controls related to impairments of indefinite-lived intangible assets and goodwill. Assessing the suitability of the impairment model and understanding management's process and judgements utilised for developing estimates and assumptions. Performing a retrospective review of the prior period estimates by comparing to actual results in the current period and agreed the current year cash flow assumptions to current year actual results. Using PwC valuation specialists to review significant assumptions and third party reports. Obtaining corroborating evidence to support significant assumptions and changes in the cash flow projections. Considering any contrary evidence to the assumptions used. Performing a sensitivity analysis based on reasonably possible outcomes. Checking the mathematical accuracy of the calculations. • • • • • • • Based on the procedures performed, we noted no material issues from our work. Annual Reports and Accounts 2017 Page 1 71

Accounting related to the sale and leaseback of the Reno facility	Our procedures included the following:
The group entered into a significant sale and leaseback transaction in March 2017 in connection with their facility in Reno, Nevada. We focused on this area because under US GAAP, the accounting for sale and leaseback transactions, including the assessment of continuing involvement, is complex and therefore subject to an increased inherent risk of misstatement (see note 16 in the notes to the consolidated financial statements).	● Evaluating the design and implementation of controls around the transaction. ● Reviewing management's specialist's valuation report. ● Reviewing the purchase and sale agreement and lease agreement. ● Involvement of PwC valuations specialists to evaluate significant assumptions used. Based on the procedures performed, we noted no material issues from our work.

We determined that there were no key audit matters applicable to the company to communicate in our report.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the industry in which they operate.

International Game Technology PLC ("IGT PLC") has its corporate headquarters in London, England, and operating headquarters in Rome, Italy; Las Vegas, Nevada and Providence, Rhode Island, USA. The worldwide engagement team is aligned to IGT PLC's geographical organization and mirrors the management structure.

As the IGT PLC corporate headquarters are based in London, the Group engagement team is also based in London and supported by component teams in Rome, Italy, Boston, Massachusetts, and San Jose, California, USA with supplemental assistance over specified procedures from the team in Cyprus.

Where work was performed by teams outside of the UK, we determine the level of independent involvement needed at those local operations to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. We issued formal, written instructions to the teams outside the UK setting out the work to be performed by each of them and maintained regular communication throughout the audit cycle. These interactions included participating in the planning and clearance meetings with our teams in Rome, Boston and San Jose, holding regular conference calls, as well as reviewing work papers and assessing matters reported.

We performed certain specified audit procedures across 8 non-significant components to gain sufficient audit coverage over certain balances in the consolidated financial statements. The balances covered at each individual component varied based on their size, but consisted of some or all of the following: service revenue, cost of services, interest expense, deferred revenues, long term debt, inventories, other assets, property plant and equipment and trade receivables.

In total the audit work performed accounted for 90% of consolidated net revenue and 90% of the consolidated total assets. At the group level, we also carried out analytical and other procedures on the components not covered by the procedures described above. The group engagement team also performed audit procedures over the consolidation.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	***Company financial statements***
Overall materiality	$35 million (2016: $41 million).	$70 million (2016: $64 million).
How we determined it	2.5% of Adjusted Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA).	1% of total liabilities.
Rationale for benchmark applied	We consider an adjusted EBITDA measure to be one of the principal considerations for the members of IGT PLC in assessing the recurring financial performance of the group as it best represents results from underlying operations.	We consider total liabilities to be one of the principal considerations for the members of IGT PLC in assessing the parent company's financial position.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $1 million and $34.5 million (which was also used for the company, for the purposes of the group audit).

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $2.5 million (group audit) (2016: $2.5 million) and $3.5 million (company audit) (2016: $3.2 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Annual Reports and Accounts 2017 Page | 72

Conclusions relating to going concern We have nothing to report in respect of the following matters in relation to which ISAs (UK) require us to report to you when: • • the directors' use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group's and company's ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's and company's ability to continue as a going concern. Reporting on other information The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included. Based on the responsibilities described above and our work undertaken in the course of the audit, the Companies Act 2006 and ISAs (UK) require us also to report certain opinions and matters as described below. Responsibilities for the financial statements and the audit Responsibilities of tTe directors for tTe financial statements As explained more fully in the Statement of Directors' responsibilities set out on pages 68 and 69, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the group's and the company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so. Auditors' responsibilities for tTe audit of tTe financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/ auditorsresponsibilities. This description forms part of our auditors' report. Annual Reports and Accounts 2017 Page 1 73 Strategic Report and Directors' Report In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 31 December 2017 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements. In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report. Directors' Remuneration In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Use of tTis report This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. Other required reporting Companies Act 2006 exception reporting Under the Companies Act 2006 we are required to report to you if, in our opinion: • • we have not received all the information and explanations we require for our audit; or adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or certain disclosures of directors' remuneration specified by law are not made; or the company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns. • • We have no exceptions to report arising from this responsibility. Gregory Briggs (Senior Statutory Auditor) for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors Uxbridge 22 March 2018 Annual Reports and Accounts 2017 Page 1 74

5. FINANCIAL STATEMENTS INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Consolidated Balance Sheets Consolidated Statements of Operations Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Consolidated Statement of Shareholders' Equity Notes to Consolidated Financial Statements 76 77 78 79 81 84 Annual Reports and Accounts 2017 Page 1 75

International Game Technology PLC Consolidated Balance Sheets ($ thousands, except par value and number of shares) December 31, 2017 2016 Current assets: Restricted cash and investments 248,012 247,222 Inventories 319,545 347,494 Income taxes receivable 94,168 28,792 Systems, equipment and other assets related to contracts, net 1,434,194 1,199,674 Goodwill 5,723,815 6,810,012 Other non-current assets 2,427,953 1,497,662 Total non-current assets 12,094,691 12,770,596 Current liabilities: Other current liabilities 1,780,875 1,097,045 Income taxes payable 55,935 28,590 Long-term debt, less current portion 7,777,445 7,863,085 Income taxes payable 55,665 Total non-current liabilities 8,770,683 9,069,565 Commitments and contingencies (Note 16) Shareholders' equity Additional paid-in capital 2,676,854 2,849,761 Accumulated other comprehensive income 340,169 160,643 Non-controlling interests 349,936 356,966 Total liabilities, redeemable non-controlling interests, and shareholders' equity 15,159,208 15,060,162 The accompanying notes are an integral part of these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on March 22, 2018 and signed on its behalf on March 22, 2018 by: Marco Sala Chief Executive Officer Company registration number: 09127533 Annual Reports and Accounts 2017 Page 1 76 Total shareholders' equity 2,354,9313,425,665 Total IGT PLC's shareholders' equity2,004,9953,068,699 Retained (deficit) earnings(1,032,372)38,067 Common stock, par value $0.10 per share; 203,446,572 and 202,285,166 shares issued and outstanding at December 31, 2017 and 2016, respectively20,34420,228 Redeemable non-controlling interests356,917223,141 Total liabilities12,447,36011,411,356 Other non-current liabilities446,113444,556 Deferred income taxes491,460761,924 Total current liabilities3,676,6772,341,791 Current portion of long-term debt599,11477 Accounts payable1,240,7531,216,079 Liabilities, redeemable non-controlling interests, and shareholders' equity Total assets 15,159,20815,060,162 Deferred income taxes41,54631,376 Intangible assets, net2,273,4602,874,031 Property, plant and equipment, net193,723357,841 Total current assets 3,064,5172,289,566 Other current assets407,520424,727 Trade and other receivables, net937,854947,237 Cash and cash equivalents1,057,418294,094 Assets

International Game Technology PLC
Consolidated Statements of Operations
($ and shares in thousands, except per share amounts)

	For the year ended December 31,		
	2017	**2016**	**2015**
Service revenue	4,136,556	4,375,586	3,977,693
Product sales	802,403	778,310	711,363
Total revenue	4,938,959	5,153,896	4,689,056
Cost of services	2,553,083	2,553,479	2,417,315
Cost of product sales	579,431	582,358	520,343
Selling, general and administrative	816,093	945,824	795,252
Research and development	313,088	343,531	277,401
Restructuring expense	39,876	27,934	76,896
Impairment loss	715,220	37,744	12,497
Transaction (income) expense, net	(26,740)	2,590	49,396
Total operating expenses	4,990,051	4,493,460	4,149,100
Operating (loss) income	(51,092)	660,436	539,956
Interest income	10,436	12,840	17,681
Interest expense	(458,899)	(469,268)	(457,984)
Foreign exchange (loss) gain, net	(443,977)	101,040	5,611
Other (expense) income, net	(33,393)	18,365	(122,295)
Total non-operating expenses	(925,833)	(337,023)	(556,987)
(Loss) income before (benefit from) provision for income taxes	(976,925)	323,413	(17,031)
(Benefit from) provision for income taxes	(29,414)	59,206	38,896
Net (loss) income	(947,511)	264,207	(55,927)
Less: Net income attributable to non-controlling interests	55,400	45,413	19,647
Less: Net income attributable to redeemable non-controlling interests	65,665	7,457	—
Net (loss) income attributable to IGT PLC	(1,068,576)	211,337	(75,574)
Net (loss) income attributable to IGT PLC per common share - basic	(5.26)	1.05	(0.39)
Net (loss) income attributable to IGT PLC per common share - diluted	(5.26)	1.05	(0.39)
Weighted-average shares - basic	203,130	201,511	192,398
Weighted-average shares - diluted	203,130	202,214	192,398

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2017 Page | 77

International Game Technology PLC Consolidated Statements of Comprehensive Income ($ thousands) For the year ended December 31, 2017 2016 2015 Foreign currency translation adjustments (49,881) 182,791 60,079 Total foreign currency translation adjustments 182,791 (49,763) 60,079 Change in unrealized (loss) gain on cash flow hedges: Reclassification of loss (gain) to net income (5,218) (244) 1,744 Other comprehensive income (loss) (33,992) 179,063 39,331 Total comprehensive (loss) income (768,448) (16,596) 230,215 Less: Total comprehensive income attributable to non-controlling interests 54,937 45,616 19,343 Total comprehensive (loss) income attributable to IGT PLC (889,050) (35,939) 177,142 The accompanying notes are an integral part of these consolidated financial statements. Annual Reports and Accounts 2017 Page 1 78 Less: Total comprehensive income attributable to redeemable non-controlling interests65,6657,457 Income tax benefit (provision) related to items of other comprehensive income1,9364,548(17,259) Other comprehensive income (loss), before tax177,127(38,540)56,590 Unrealized (loss) gain on defined benefit plans (120)(682)395 Unrealized (loss) gain on available-for-sale securities (678)8,772(3,046) Total change in unrealized (loss) gain on cash flow hedges (4,866)3,133(838) Unrealized (loss) gain on cash flow hedges(6,610)8,351(594) Reclassification of loss to net income118 Change in foreign currency translation: Other comprehensive income (loss), before tax: Net (loss) income (947,511)264,207(55,927)

International Game Technology PLC
Consolidated Statements of Cash Flows
($ thousands)

	For the year ended December 31,		
	2017	2016	2015
		Restated	
Cash flows from operating activities			
Net (loss) income	(947,511)	264,207	(55,927)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Impairment loss	715,220	37,744	12,497
Foreign exchange loss (gain), net	443,977	(101,040)	(5,611)
Amortization	401,355	492,021	410,264
Depreciation	401,085	390,448	369,564
Service revenue amortization	209,774	116,980	107,812
Loss on extinguishment of debt	25,733	—	73,806
Debt issuance cost amortization	23,217	18,347	40,366
Stock-based payment expense	4,704	26,346	36,067
Gain on sale of Double Down Interactive LLC	(51,348)	—	—
Deferred income tax provision	(296,265)	(153,649)	(149,241)
Other non-cash costs, net	25,768	(142)	50,626
Changes in operating assets and liabilities, excluding the effects of disposition and acquisitions:			
Trade and other receivables	45,465	(23,758)	83,218
Inventories	51,406	(76,321)	10,219
Upfront Italian license fees	(244,698)	(665,260)	—
Accounts payable	(3,031)	(22,855)	(53,762)
Other assets and liabilities	(118,923)	(21,736)	(160,330)
Net cash provided by operating activities	685,928	281,332	769,568
Cash flows from investing activities			
Proceeds from sale of Double Down Interactive LLC, net of cash divested	823,788	—	—
Proceeds from sale of assets	167,452	185,798	230,587
Capital expenditures	(698,010)	(541,943)	(376,521)
Acquisition of IGT, net of cash acquired	—	—	(3,241,415)
Other	5,435	40,160	51,939
Net cash provided by (used in) investing activities	298,665	(315,985)	(3,335,410)
Cash flows from financing activities			
Principal payments on long-term debt	(1,754,259)	(357,513)	(2,714,867)
Dividends paid	(162,528)	(161,179)	(209,589)
Return of capital - non-controlling interests	(52,352)	(35,407)	(30,568)
Dividends paid - non-controlling interests	(50,601)	(32,717)	(29,156)
Payments in connection with the early extinguishment of debt	(38,832)	—	(79,526)
Return of capital - redeemable non-controlling interests	(32,039)	—	—
Debt issuance costs paid	(16,378)	(10,825)	(84,859)
Dividends paid - redeemable non-controlling interests	(7,307)	—	—
Net (payments of) receipts from financial liabilities	(150)	30,595	(21,539)
Capital increase - non-controlling interests	41,011	40,771	9,049
Capital increase - redeemable non-controlling interests	107,457	215,684	—
Proceeds from long-term debt	1,762,270	—	6,521,991
Payments to withdrawing shareholders	—	—	(407,759)
Payments on bridge facility	—	—	(51,409)
Payments in connection with note consents	—	—	(29,022)
Proceeds from interest rate swaps	—	—	67,773
Other	(43,264)	(1,548)	(20,353)
Net cash (used in) provided by financing activities	(246,972)	(312,139)	2,920,166
Net increase (decrease) in cash and cash equivalents	737,621	(346,792)	354,324
Effect of exchange rate changes on cash	25,703	13,402	(34,262)
Cash and cash equivalents at the beginning of the period	294,094	627,484	307,422
Cash and cash equivalents at the end of the period	1,057,418	294,094	627,484

Annual Reports and Accounts 2017 Page | 79

International Game Technology PLC Consolidated Statements of Cash Flows ($ thousands) For the year ended December 31, 2017 2016 2015 Restated Interest paid (417,110) (450,655) (365,479) Equity consideration related to IGT acquisition (928,884) Non-cash financing activities, net (12,588) (12,696) The accompanying notes are an integral part of these consolidated financial statements. Annual Reports and Accounts 2017 Page 1 80 Dividends declared - non-controlling interests(12,588)(12,696) Non-cash investing activities, net (62,858)(76,174)(961,763) Capital expenditures(62,858)(76,174)(32,879) Income taxes paid(296,386)(183,278)(199,195) Supplemental Cash Flow Information

International Game Technology PLC
Consolidated Statement of Shareholders' Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2016	20,228	2,849,761	—	38,067	160,643	3,068,699	356,966	3,425,665
Net (loss) income	—	—	—	(1,068,576)	—	(1,068,576)	55,400	(1,013,176)
Other comprehensive income (loss), net of tax	—	—	—	—	179,526	179,526	(463)	179,063
Total comprehensive (loss) income	—	—	—	(1,068,576)	179,526	(889,050)	54,937	(834,113)
Capital increase	—	—	—	—	—	—	41,799	41,799
Stock-based payment expense	—	4,704	—	—	—	4,704	—	4,704
Shares issued upon exercise of stock options	21	(3,566)	—	—	—	(3,545)	—	(3,545)
Shares issued under stock award plans	95	(11,514)	—	—	—	(11,419)	—	(11,419)
Return of capital	—	—	—	—	—	—	(51,211)	(51,211)
Dividends paid	—	(162,528)	—	—	—	(162,528)	(49,777)	(212,305)
Other	—	(3)	—	(1,863)	—	(1,866)	(2,778)	(4,644)
Balance at December 31, 2017	20,344	2,676,854	—	(1,032,372)	340,169	2,004,995	349,936	2,354,931

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2017

Page | 81

International Game Technology PLC Consolidated Statement of Shareholders' Equity ($ thousands) Accumulated Additional Paid-In Capital Other Total Non-Common Stock Retained (Deficit) Earnings Comprehensive Income IGT PLC Equity Controlling Interests Total Equity Treasury Stock Other comprehensive (loss) income, net of tax (34,195) (34,195) 203 (33,992) Stock-based payment expense 26,346 26,346 26,346 Shares issued under stock award plans 108 (1,448) (1,340) (1,340) Return of capital (36,197) (36,197) Other 608 1,180 1,788 4,298 6,086 The accompanying notes are an integral part of these consolidated financial statements. Annual Reports and Accounts 2017 Page I 82 Balance at December 31, 201620,2282,849,76138,067160,6433,068,699356,9663,425,665 Dividends paid(161,179)(161,179)(46,016)(207,195) Payment for accelerated stock awards(3,489)(3,489)(3,489) Shares issued upon exercise of stock options9611,68711,78311,783 Capital increase40,77140,771 Total comprehensive income (loss)211,337(34,195)177,14245,616222,758 Net income211,337211,33745,413256,750 Balance at December 31, 201520,0242,816,057(13,271)194,8383,017,648348,4943,366,142

International Game Technology PLC
Consolidated Statement of Shareholders' Equity
($ thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2014	217,171	2,204,246	(53,160)	46,377	155,203	2,569,837	377,883	2,947,720
Net (loss) income	—	—	—	(75,574)	—	(75,574)	19,647	(55,927)
Other comprehensive income (loss), net of tax	—	—	—	—	39,635	39,635	(304)	39,331
Total comprehensive (loss) income	—	—	—	(75,574)	39,635	(35,939)	19,343	(16,596)
Shares issued to acquire IGT	4,532	912,725	—	—	—	917,257	—	917,257
Stock-based payment expense	—	36,067	—	—	—	36,067	—	36,067
Payment for accelerated stock awards	—	(14,867)	—	—	—	(14,867)	—	(14,867)
Escrow deposit returned-withdrawing shareholders	—	—	—	15,926	—	15,926	—	15,926
IGT stock awards attributable to purchase price	—	11,626	—	—	—	11,626	—	11,626
Shares issued upon exercise of stock options	221	10,610	—	—	—	10,831	—	10,831
Capital increase	—	—	—	—	—	—	9,049	9,049
Merger of GTECH S.p.A. into IGT PLC	(217,332)	(242,932)	460,264	—	—	—	—	—
GTECH S.p.A. shares exchanged for IGT PLC shares	15,320	(15,320)	—	—	—	—	—	—
Share issuance costs	—	(3,034)	—	—	—	(3,034)	—	(3,034)
Shares issued under stock award plans	112	(3,195)	—	—	—	(3,083)	—	(3,083)
Return of capital	—	—	—	—	—	—	(29,695)	(29,695)
Dividends paid	—	(79,869)	—	—	—	(79,869)	(28,086)	(107,955)
Treasury stock purchases	—	—	(407,104)	—	—	(407,104)	—	(407,104)
Balance at December 31, 2015	20,024	2,816,057	—	(13,271)	194,838	3,017,648	348,494	3,366,142

The accompanying notes are an integral part of these consolidated financial statements.

Annual Reports and Accounts 2017

Page | 83

Notes to Consolidated Financial Statements 1. Description of Business and Restatement and Revision of Consolidated Statements of Cash Flows Description of Business International Game Technology PLC, a public limited company organized under the laws of England and Wales (the Parent), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a societa per azioni incorporated under the laws of Italy (GTECH), and the sole stockholder of International Game Technology, a Nevada corporation (IGT). The Parent, together with its consolidated subsidiaries, has principal operating facilities in Rome, Italy; Providence, Rhode Island; and Las Vegas, Nevada. When used in these notes, unless otherwise specified or the context otherwise indicates, all references to IGT PLC and the Company refer to the business and operations of the Parent and its consolidated subsidiaries. The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company's state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, Internet and mobile devices. Restatement and Revision of Consolidated Statements of Cash Flows The Company has restated the consolidated statement of cash flows for the year ended December 31, 2016 to correct the misclassification of the upfront payment of $665.3 million made in two installments in 2016 to the Italian governmental authority in connection with the Italian Gioco del Lotto service concession (the Upfront Payment) from investing activities to operating activities. The Company concluded that license fee payments made to a customer and amortized as a reduction of service revenue should be classified as a cash outflow from operating activities in accordance with Accounting Standards Codification (ASC) 230, Statement of Cash Flows. In addition to this correction, the consolidated statement of cash flows for the year ended December 31, 2016 has been corrected to reflect other immaterial misclassifications. Annual Reports and Accounts 2017 Page I 84

The impact of the restatement in the 2016 consolidated statement of cash flows is as follows ($ thousands): For the year ended December 31, 2016 As Reported Adjustment As Restated Upfront Italian license fees (665,260) (665,260) Capital expenditures (557,238) 15,295 (541,943) Upfront payments to customers (179,197) 179,197 The Company has revised the consolidated statement of cash flows for the year ended December 31, 2015 to correct the classification of other upfront payments made of a similar nature as the Upfront Payment as well as other immaterial misclassifications. The impact of the revision in the 2015 consolidated statement of cash flows is as follows ($ thousands): For the year ended December 31, 2015 As Reported Adjustment As Revised Inventories 72 10,147 10,219 Net cash flows provided by operating activities 785,997 (16,429) 769,568 Capital expenditures (402,634) 26,113 (376,521) Cash and cash equivalents at the beginning of the period 317,106 (9,684) 307,422 Annual Reports and Accounts 2017 Page I 85 Net increase in cash and cash equivalents 344,6409,684354,324 Net cash flows used in investing activities(3,361,523)26,113(3,335,410) Other assets and liabilities(282,995)122,665(160,330) Deferred income tax provision(149,241)(149,241) Non-cash investing activities, net(255,371)179,197(76,174) Supplemental Cash Flow Information Net cash flows used in investing activities(996,540)680,555(315,985) Upfront payments to customers(665,260)665,260 Net cash flows provided by operating activities961,887(680,555)281,332 Inventories(61,026)(15,295)(76,321)

2. Summary of Significant Accounting Policies Basis of Presentation The accompanying consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Intercompany accounts and transactions have been eliminated. The consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated. Certain reclassifications have been made to prior periods to conform to the current period presentation. Principles of Consolidation The consolidated financial statements include the accounts of the Parent and its controlled subsidiaries, which are primarily majority owned. Investments in other entities that the Company has the ability to control, through a majority voting interest or otherwise, or with respect to which the Company is the primary beneficiary, are consolidated. Earnings or losses attributable to any non-controlling interests or redeemable non-controlling interests in a subsidiary are included in net income (loss) in the consolidated statements of operations. Any investments in affiliates over which the Company has the ability to exert significant influence, but do not control and with respect to which the Company is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in affiliates for which the Company has no ability to exert significant influence are accounted for using the cost method of accounting. Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Foreign Currency Translation Assets and liabilities of subsidiaries located outside of the United States that have a local functional currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense accounts for these subsidiaries are translated at the average exchange rates for the periods. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity. The Company records gains and losses from currency transactions denominated in currencies other than the functional currency in its consolidated statement of operations. Revenue Recognition The Company has two categories of revenue: service revenue and product sales. Service revenue is derived from the following sources: • Operating contracts predominantly related to Italian concessions and Lottery Management Agreements (LMAs); Gaming operations arrangements where the Company provides customers with proprietary gaming equipment, systems, content licensing, and services; Facilities Management Contracts (FMCs); • • Annual Reports and Accounts 2017 Page I 86

• • Interactive contracts; and Other professional services. Product sales are derived from the following sources: • • Sale of lottery terminals and gaming machines, including game content; and Sale of lottery and gaming systems, including the licensing of proprietary software, and implementation services. Revenue is recognized when all of the following conditions are met: (i) (ii) (iii) (iv) Persuasive evidence of an arrangement exists; Delivery has occurred or services have been rendered; The price to the customer is fixed or determinable; and Collectability is reasonably assured (or probable under ASC 985, Software). Revenues are reported net of incentives, rebates, discounts and amortization of upfront payments to customers for licenses. Sales taxes, gaming taxes and other taxes of a similar nature are presented on a net basis (excluded from revenue). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met. Service revenue Service revenue is derived from the following types of arrangements: Operating contracts Certain of the Company's revenue, primarily revenue from the Italy segment and to a lesser extent the North America Lottery segment, is derived from concessions or LMAs (operating contracts). Under operating contracts, the Company manages all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. In arrangements where the Company is performing services on behalf of the government and the government is considered the Company's customer, revenue is recognized net of prize payments, taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In arrangements where the Company's customers are the end players and/or retailers, the Company records revenue net of prizes and taxes only, and records the retailer commissions as a cost of service, because the Company is acting as the principal. The Company also provides sports pools and sports betting services. Under sports pools arrangements, the Company manages the sports pool where the sports pool prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner's payoff depends on the number of players and the size of the pool. Under sports pools arrangements, the Company collects the wagers, pays prizes, pays a percentage fee to retailers, withholds its fee, and remits the balance to the respective regulatory agency. The Company assumes no risk associated with sports pool wagering. The Company records revenue net of prize payouts, gaming taxes, retailer commissions and remittances to state authorities, because the Company is acting as an agent to the authorities. In sports betting contracts, the Company establishes and assumes the risks related to the odds. Under fixed odds betting, the potential payout is fixed at the time bets are placed and the Company bears the risk of odds setting. The Company is responsible for collecting the wagers, paying prizes, and paying fees to Annual Reports and Accounts 2017 Page I 87 retailers. The Company retains the remaining cash as profits. Under these arrangements, the Company records revenue net, calculated as total wagers less the estimated payout for prizes, because the betting contract is considered a derivative and is required to be recorded at fair value. Taxes are recorded as contra revenue and retailer commissions are shown as expenses. Fees earned under operating contracts are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met. Under operating contracts, the Company is generally required to pay an upfront license fee. When such upfront payments are made to the Company's customers, the payment is recorded as a non-current asset and amortized as a reduction of service revenue over the license term. Gaming Operations Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee. Included in gaming operations are Wide Area Progressive (WAP) systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP games differ from all other games in that a Company-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in (amounts wagered) for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot and is recorded as a component of the cost of providing the WAP service. Fees earned under gaming operations are recognized as revenue in the period earned and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met. Facilities Management Contracts Under FMCs, the Company constructs, installs, and operates the online system. Under a typical FMC, the Company maintains ownership of the technology and facilities, and is responsible for capital investments throughout the duration of the contract. The FMCs may also include a wide range of support services. These contracts, principally in the North America Lottery segment, generally provide for a variable amount of monthly or weekly service fees paid to the Company directly from the customer based on a percentage of sales. Fees earned under FMCs are recognized as revenue in the period earned, throughout the service period, and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met. Interactive Contracts Interactive revenues are principally generated from online social gaming and online real-money products and services (IGTi). Social gaming revenues are generated from the sale of virtual casino chips to players in the online DoubleDown Casino that can be used for additional play or game enhancements. Revenues from player purchases are recognized ratably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all Annual Reports and Accounts 2017 Page I 88 aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook, Apple and Google on a revenue participation basis are recorded within cost of services. IGTi revenues are generated from online real-money gaming solutions offerings, which encompass gaming systems infrastructure, applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above. Other Professional Services Product sales contracts generally include other professional services, which includes telephone support, software maintenance, hardware maintenance, the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, and other professional services. Fees earned for these professional services are generally recognized as revenue in the period earned (i.e., over the support period) and are classified as service revenue in the consolidated statement of operations when all of the criteria outlined above are met. Product Sales Product sales are derived from the following types of arrangements: Sale of Lottery Terminals and Sale of Gaming Machines, including Game Content These arrangements include the sale of gaming machines including game content, non-machine gaming related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). The Company's credit terms are predominantly short-term in nature. The Company also grants extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery terminals and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon delivery or acceptance. If the sale of lottery terminals and gaming machines include multiple elements, these arrangements are accounted for under Multiple Element Accounting, discussed below. System Sales (Lottery and Gaming) System sale arrangements typically include multiple elements, where the Company constructs, sells, delivers and installs a turnkey system (inclusive of point-of-sale terminals, if applicable) or delivers equipment and licenses the computer software for a fixed price, and the customer subsequently operates the system. System sale arrangements generally include customer acceptance provisions and general rights to terminate the contract if the Company is in breach of the contract. Such arrangements include non-software elements, software, and other professional services. Amounts due to the Company and costs incurred by the Company in implementing the system prior to customer acceptance are deferred. Revenue attributable to the system is classified as product sales in the consolidated statement of operations and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectability. Revenues attributable to other professional services provided subsequent to customer acceptance are classified as service revenue in the consolidated statement of operations in the period earned. Annual Reports and Accounts 2017 Page I 89

Shipping and Handling Shipping and handling reimbursements from customers are included in product sales revenue with the associated costs included in cost of product sales. Multiple Element Arrangements The Company enters into multiple element arrangements in which a customer may purchase both products and services. In some scenarios, all deliverables are considered one element, while other arrangements contain multiple elements. When arrangements contain multiple elements, the Company allocates revenue to each element based on a relative selling price hierarchy. The relative selling price for each element is determined using vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or best estimate of selling price (BESP) if neither VSOE nor TPE is available. • VSOE of selling price is based on the price charged when the element is sold separately. Establishing VSOE requires judgment to determine if there is a sufficient quantity of items sold on a stand-alone basis or if there are substantive contractual renewal rates and whether these prices demonstrate an appropriate level of concentration to conclude that VSOE exists. • TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similar customers. However, as the Company's products contain a significant element of proprietary technology and the Company's solutions offer different features and functionality, the comparable pricing of third-party products with similar functionality typically cannot be obtained. • BESP is established considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, and gross profit objectives. In some scenarios, contractual pricing may serve as the best estimate given the variability among jurisdictions and customers, while in other scenarios the cost for each deliverable plus a reasonable margin is used as management's best estimate of selling price. In scenarios where the Company's products include hardware containing required software that function together to provide the essential functionality of the product, the Company considers both the hardware and required software as "non-software deliverables" and has therefore concluded that such arrangements are not subject to the industry-specific software revenue recognition guidance. The Company recognizes revenue for these arrangements based on ASC 605, Revenue Recognition, and allocates the arrangement consideration based on the relative selling price of the deliverables. In scenarios where the Company's products include hardware where the software is not considered essential to the functionality of the hardware, the hardware revenue is recognized based on when the revenue recognition criteria is met (i.e., shipment, delivery and/or acceptance) and the software revenue is recognized under the software revenue recognition guidance provided under ASC 985, Software. Upfront License Fees The Company periodically makes long-term investments in contracts with customers and obtains licenses to supply products and services to the customers. As consideration, the Company pays license fees, which are classified as other non-current assets in the consolidated balance sheets. Consistent with the guidance in ASC Subtopic 605-50, Customer Payments and Incentives, the Company recognizes the amortization of the license fees as a reduction of service revenue over the estimated useful life of the contract. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts' future cash flows. The Company evaluates these assets for impairment and updates amortization rates on an agreement Annual Reports and Accounts 2017 Page I 90 by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In periods in which payments are made to the customer, the Company classifies the payment as a cash outflow from operating activities in accordance with ASC 230, Statement of Cash Flows. Jackpot Accounting The Company incurs jackpot expense and accrues jackpot liabilities with every wager on devices connected to a WAP system. Only WAP games include Company-sponsored jackpots for which the Company incurs jackpot expense. A portion of the fees paid to the Company is used for the funding and administration of Company-sponsored WAP jackpot payments. Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of services in the consolidated statement of operations. Changes in estimates for WAP jackpot liabilities and expenses are attributable to regular analysis and evaluation of the following factors: variations in slot play; number of WAP units in service and volume of play; interest rate movements; and the size of WAP jackpots at initial setup or after a WAP jackpot is won. The Company's WAP jackpots are generally payable in equal annual installments over 20 to 26 years, or immediately in the case of instant wins. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions. Jackpot liabilities are composed of payments due to previous winners, as well as amounts due to future winners of WAP jackpots not yet won. Liabilities due to previous winners for periodic payments are carried at the accreted cost of a qualifying U.S. government or agency annuity investment that may be purchased at the time of the WAP jackpot win. If an annuity is subsequently sold and the periodic liability is instead guaranteed by surety bonds or letters of credit, the liability initially funded by an annuity continues to accrete at the same rate. If the periodic liability is not initially funded with an annuity investment, it is discounted and accreted using the risk-free rate (i.e. treasury rate) at the time of the WAP jackpot win. Liabilities due to future winners are recorded at the present value of the estimated amount of WAP jackpots not yet won. The Company estimates the present value of future winner liabilities using current market rates (prime, treasury, or agency, as applicable), weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, the Company estimates the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of WAP jackpots. Restricted Cash and Investments The Company is required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. In certain cases, regulators have allowed for surety bonds or letters of credit in lieu of restricted cash. Restricted amounts are based primarily on the WAP jackpot amount displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investment or assurance requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for interactive online player deposits, as well as collections on factored and serviced receivables not yet paid through to the third-party owner. Annual Reports and Accounts 2017 Page I 91

Cash and Cash Equivalents Cash and cash equivalents are composed of cash at banks and on-hand, and short-term highly liquid investments with a maturity of ninety days or less. Cash equivalents are stated at fair value. Allowance for Credit Losses The Company maintains an allowance for credit losses for the estimated probable losses on uncollectible trade and customer financing receivables. The allowance is estimated based upon the credit-worthiness of the Company's customers, historical experience, aging analysis, as well as current market and economic conditions. Receivables are written off against these allowances in the period they are determined to be uncollectible. The Company determines its allowances for credit losses on customer financing receivables based on two classes: contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are typically secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years, and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance. Legal and Other Contingencies Loss contingency provisions arising from a legal proceeding or claim are recorded for probable and estimable losses at the best estimate of a loss, or when a best estimate cannot be made, at the minimum estimated loss, the determination of which requires significant judgment. If it is reasonably possible but not probable that a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, the amount or range of estimated loss is disclosed, if material. Legal costs are expensed as incurred. Redeemable Non-Controlling Interests Upon issuance, redeemable non-controlling interests are generally recorded at fair value. Subsequent to issuance, redeemable non-controlling interests are reported at their redemption value no later than the date they become redeemable by the holder. Income Taxes The Company records a tax provision for the anticipated tax consequences of its reported operating results. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to the taxable income in effect for the years in which those assets and liabilities are expected to be realized and settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based upon the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Annual Reports and Accounts 2017 Page I 92

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets not otherwise subject to a valuation allowance. In the event that the Company determines all or part of the deferred tax assets are not realizable in the future, the Company will record an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the Tax Act) was enacted into law in the United States and the new legislation contains several key tax provisions that affected the Company, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring U.S. deferred tax assets and liabilities as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the United States Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, the Company considers the accounting of the transition tax, deferred tax re-measurements, global intangible low-taxed income (GILTI) and other items to be incomplete due to the forthcoming guidance and the Company's ongoing analysis of final year-end data and tax positions. The Company expects to complete its analysis within the measurement period in accordance with SAB 118. Refer to Note 14, Income Taxes, for additional information. Acquisitions and Intangible Assets Including Goodwill The Company accounts for acquired businesses using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired businesses and the Company and the acquired assembled workforce, neither of which qualifies as a separately identifiable intangible asset. Acquisition and disposition related costs are included in transaction (income) expense, net in the consolidated statements of operations. Transaction (income) expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. The results of operations of acquired businesses are included in the consolidated financial statements from the date control is obtained. The fair value of identifiable intangible assets is based on significant judgments made by the Company, including the selection of the appropriate valuation methodologies and the determination of the economic lives of the assets acquired. These estimates and assumptions are based on historical and industry experience, information obtained from management of the acquired business, and also include, but are not limited to, future expected cash flows earned from the identified intangible assets and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results. Acquired identifiable intangible assets are amortized on a straight-line basis over their estimated economic lives. Amortization of acquired software-related intangibles is included in cost of services and cost of product sales and amortization of other acquired intangible assets is included in selling, general and administrative expenses in the consolidated statement of operations. Annual Reports and Accounts 2017 Page I 93

Impairment Goodwill and other indefinite-lived intangible assets are tested at least annually, in the fourth quarter, for impairment and whenever changes in circumstances indicate an impairment may exist. Goodwill is tested at the reporting unit level, which is one level below or the same level as an operating segment. The process of evaluating the potential impairment related to goodwill and other indefinite-lived intangible assets requires the application of significant judgment. If an event occurs that would cause revisions to the estimates and assumptions used in analyzing the value of goodwill and other indefinite-lived intangible assets, the revision could result in a non-cash impairment loss that could have a material impact on the Company's financial results. Long-lived assets, other than goodwill and other indefinite-lived intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The impairment test is based on discounted cash flows and, if impaired, the asset is written down to fair value. If an event occurs that requires revised estimates and assumptions previously used in analyzing the value of long-lived assets, other than goodwill and indefinite-lived intangible assets, that revision could result in a non-cash impairment loss that could have a material impact on the Company's financial results. Depreciation and Amortization Systems, equipment and other assets relating to contracts and property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment loss, if any. Depreciation commences when the asset is placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets. Repair and maintenance costs, including planned maintenance, are expensed as incurred. Definite-lived intangible assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Research and Development and Capitalized Software Development Costs Research and development (R&D) costs are expensed as incurred. R&D costs include salaries and benefits, stock-based compensation, consultants' fees, facilities-related costs, material costs, depreciation and travel. Costs incurred in the development of the Company's externally-sold software products are expensed as incurred, except certain software development costs eligible for capitalization. Material software development costs incurred subsequent to establishing technological feasibility and through the general release of the software products are capitalized. Technological feasibility is demonstrated by the completion of a detailed program design or working model, if no program design is completed. Capitalized costs are amortized to cost of product sales over the products' estimated economic life. Costs incurred in the development of software to be used only for services provided to customers are capitalized as internal-use software and amortized over the useful life to cost of services. Costs incurred in the development of software to be used only for internal use are capitalized as internal-use software and amortized over the useful life to selling, general and administrative expenses. Stock-Based Compensation Stock-based compensation represents the cost related to stock-based awards granted to directors and employees. Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award and recognized as expense, net of estimated forfeitures, over the vesting period. For awards that contain only a service vesting feature, compensation cost is recognized on a straight-line basis Annual Reports and Accounts 2017 Page I 94 over the awards' vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, compensation cost is recognized on a graded-vesting basis over the awards' expected vesting period. Advertising Advertising costs are expensed as incurred. Advertising expense was $111.9 million, $151.6 million and $130.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. New Accounting Standards - Recently Adopted In May 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-09, Compensation-Stock Compensation (Topic 718) - Scope of Modification Accounting. The amended guidance clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. The amended guidance is effective prospectively for annual periods beginning on or after December 15, 2017, including interim periods within those annual periods, with early adoption permitted. The Company adopted the new standard prospectively on May 10, 2017. The adoption did not have a material impact on the consolidated financial statements. In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amended guidance simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. In accordance with the amended guidance, the Company will perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying value, and an impairment loss will be recognized for the amount by which the carrying value exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The amended guidance is effective for the Company in the first quarter of 2020 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017, and must be applied prospectively. Given the simplified nature of the new standard, the Company adopted it prospectively on January 1, 2017 and applied the guidance to its interim goodwill impairment test as discussed in Note 10, Goodwill. New Accounting Standards - Not Yet Adopted In November 2017, the FASB issued ASU No. 2017-14, Income Statement - Reporting Comprehensive Income (Topic CC), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606). The new guidance amends portions of Topics 22, 605 and 606 to refer to guidance within ASC 606. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance. In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815). The new guidance expands and refines hedge accounting for both financial and non-financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance. In February 2017, the FASB issued ASU No. 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets. The new guidance clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in-substance non-financial asset. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual Annual Reports and Accounts 2017 Page I 95 periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance. In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The new guidance clarifies the definition of a business in order to allow for the evaluation of whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic C30): Restricted Cash. The amended guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amended guidance is effective for the Company in the first quarter of 2018 with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic C30): Classification of Certain Cash Receipts and Cash Payments. The new guidance reduces diversity in practice in financial reporting by clarifying certain existing principles in the Statement of Cash Flows. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 3C6). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. The new guidance will be effective for the Company beginning January 1, 2020, with early adoption permitted beginning January 1, 2018. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact and timing of adopting this guidance. In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 84C). The amended guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of the Company's operating leases, where the Company is the lessee, to be recognized on its consolidated balance sheet. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The amended guidance is effective for the Company in the first quarter of 2019 with early adoption permitted. The Company is currently evaluating the impact and timing of adopting this guidance. In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 8C5-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance makes improvements specifically around recognition and measurement of financial assets and liabilities. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance. Annual Reports and Accounts 2017 Page I 96

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), Revenue from Contracts with Customers. The amended guidance, combined with all subsequent amendments (collectively ASU 2014-09), outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. ASU 2014-09 supersedes existing revenue recognition guidance under GAAP, including industry-specific guidance, and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under ASU 2014-09, more judgment and estimates will be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in the first quarter of 2018. The Company will adopt this guidance using a modified retrospective application approach which results in a cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of adopting this guidance by operating segment and revenue type. Given the comprehensive nature of the standard, the Company has already taken significant steps to identify the impact on its consolidated financial results. The Company has completed an evaluation by revenue type to identify potential differences between current accounting policies and ASU 2014-09. Additionally, the Company has engaged a third-party to assist in its evaluation of customer contracts, based on inherent complexity, to identify the attributes that could result in a different accounting treatment under ASU 2014-09. Based on the evaluations completed, ASU 2014-09 is not expected to change the revenue recognition practices for most of the Company's service revenue; however, it is expected to result in some differences regarding the timing of revenue recognition for the Company's product sales. Additionally, the new standard is expected to result in the reclassification of the Company's jackpot expense from cost of services to a reduction of service revenue on the consolidated statements of operations. For 2017, such amounts were approximately $64.0 million. The Company does not currently anticipate significant changes to its business processes and systems to support the adoption of the new guidance, and the Company is currently assessing the impact on its internal controls. The Company will continue to monitor and assess the impact of any changes to the standard and interpretations as they become available. The Company does not currently expect that any other recently issued accounting guidance will have a significant effect on its consolidated financial statements. Annual Reports and Accounts 2017 Page I 97

3. Dispositions and Acquisitions Sale of Double Down Interactive LLC On June 1, 2017, the Company sold Double Down Interactive LLC (DoubleDown) to DoubleU Games Co., Ltd. Details of the transaction are summarized in the table below. For the year ended December 31, ($ thousands) 2017 Less: Cash divested (1,963) Net book value (772,440) Selling costs (24,116) The $27.2 million gain on sale of DoubleDown, net of selling costs, is classified within transaction (income) expense, net on the consolidated statement of operations. Acquisition of IGT The acquisition of IGT was completed on April 7, 2015 (the Acquisition Date). IGT was a global gaming company specializing in the design, development, manufacturing and marketing of casino-style gaming equipment, systems technology and game content across multiple platforms land-based, online real money and social gaming. The acquisition of IGT established the Company as the world's leading end-to-end gaming company, uniquely positioned to capitalize on opportunities in global gaming markets. The Company combines best-in-class content, operator capabilities, and interactive solutions, joining IGT's leading game library and manufacturing and operating capabilities with GTECH's gaming operations, lottery technology and services. Total acquisition consideration of $4.545 billion consisted of $3.616 billion cash consideration and $0.929 billion equity consideration. Consistent with the terms of the transaction, equity consideration was determined based on the average of the volume-weighted average prices of GTECH common shares on the Italian Stock Exchange, converted to the U.S. dollar equivalent, for 10 randomly selected days within the period of 20 consecutive trading days ending on the second full trading day prior to the Acquisition Date. Under the terms of the transaction, IGT shareholders received 45.3 million common shares of the Parent, and IGT employees received 1.4 million restricted stock units. The Company utilized the closing stock price immediately prior to the merger and the number of shares issued to determine the fair value of the consideration. Equity consideration included the fair value of shares vested and outstanding immediately prior to the Acquisition Date of $917.3 million and the portion of outstanding restricted stock units deemed to have been earned as of the Acquisition Date of $11.6 million. The portion of outstanding restricted stock units deemed not to have been earned as of the Acquisition Date of $16.2 million were expensed over the remaining future vesting period. The transaction was accounted for as a business combination using the acquisition method of accounting. This method requires that the assets acquired and liabilities assumed be recognized at their fair values as of the Acquisition Date. In 2016, adjustments were made to finalize the fair value of tax assets and liabilities. Annual Reports and Accounts 2017 Page I 98 Gain on sale, net of selling costs27,232 Gain on sale51,348 Net cash proceeds823,788 Cash proceeds825,751

The following table summarizes the final allocation of the consideration to the fair values of the assets acquired and liabilities assumed at the Acquisition Date. ($ thousands) Cash consideration 3,616,410 Total purchase price 4,545,294 Fair value of assets acquired and liabilities assumed: Restricted cash 56,656 Inventories 95,562 Systems, equipment and other assets related to contracts 126,524 Intangible assets 2,960,000 Deferred income tax assets 246,953 Other current liabilities (379,968) Deferred income tax liabilities (1,069,833) 1,599,953 Goodwill recognized as a result of the acquisition is not deductible for tax purposes. Annual Reports and Accounts 2017 Page I 99 Goodwill2,945,341 Other non-current liabilities(360,335) Long-term debt, less current portion(1,937,942) Accounts payable(75,814) Other non-current assets628,620 Property, plant and equipment336,044 Other current assets361,003 Trade and other receivables237,488 Cash and cash equivalents374,995 Equity consideration928,884 Purchase Price Allocation:

The cash outflow associated with the IGT acquisition is summarized as follows: ($ thousands) Cash payment for IGT employee stock awards 43,442 Less cash acquired (374,995) The fair values of acquired intangible assets as of the Acquisition Date along with the weighted-average useful lives over which the finite-lived intangibles approximates their economic use) are as follows: are being amortized on a straight-line basis (which Weighted Average Useful Life in Years ($ thousands) Fair Value Game library 360,000 2.5 Computer software 275,000 9.4 Product trademarks 90,000 7.3 In 2017, the Company recorded a $714.0 million non-cash goodwill impairment loss with no income tax benefit, and in 2016 recorded an impairment loss of $30.0 million related to certain of the acquired corporate trademarks. The Company incurred $1.7 million and $49.4 million of legal, accounting and other professional fees and expenses in 2016 and 2015, respectively, related to the IGT acquisition. These expenses are classified within transaction (income) expense, net on the consolidated statements of operations. The Company's consolidated financial statements for the year ended December 31, 2015 include IGT's results of operations from April 7, 2015 through December 31, 2015. Revenue and operating loss attributable to IGT during this period total $1.346 billion and $45.4 million, respectively. The $45.4 million operating loss includes $276.0 million of acquired intangible assets amortization, which are a direct result of the IGT acquisition. The following unaudited, pro forma financial information presents the combined results of operations as if the acquisition had been completed on January 1, 2014, the beginning of the comparable prior annual period. This pro forma information is provided for illustrative purposes only and is not necessarily indicative of the results that would have been obtained if the acquisition had occurred on the date assumed or that may occur in the future, and does not reflect synergies, integration costs, or other such costs or savings. For the year ended December 31, 2015 ($ thousands) Net loss (61,946) This pro forma financial information is based on historical results of operations adjusted for: Annual Reports and Accounts 2017 Page I 100 Revenue5,105,159 2,960,000 Developed technologies180,0003.8 Corporate trademarks340,000Indefinite Customer relationships1,715,00014.8 Net cash outflow3,241,415 3,616,410 Cash payment for IGT shares outstanding3,572,968

(i) amortization of the fair value of intangible assets acquired; (ii) interest expense reflecting the changes to the Company's debt structure directly attributable to the acquisition; (iii) non-recurring transaction expenses and debt extinguishment costs directly attributable to the acquisition; and (iv) the associated tax impact of these pro forma adjustments at an average rate of 32.0%. The pro forma results for 2015 presented above exclude $49.4 million of pre-tax transaction expenses and $36.5 million of pre-tax debt extinguishment costs recognized on the consolidated statement of operations. Annual Reports and Accounts 2017 Page 1 101

4. Trade and Other Receivables, net Trade and other receivables, net are recorded at cost. December 31, 2017 2016 Allowance for credit losses (53,323) (58,884) The following table presents the activity in the allowance for credit losses related to trade receivables: December 31, ($ thousands) 2017 2016 2015 Provisions, net (12,255) (13,594) (18,883) Foreign currency translation (5,885) 1,558 9,263 Balance at end of year (53,323) (58,884) (76,137) The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. These receivables have been derecognized from the Company's consolidated balance sheets. The agreements have a three and five year duration, respectively, and are subject to early termination by either party. The aggregate amount of outstanding receivables is limited to a maximum amount of €300 million and €150 million for Scratch & Win and Commercial Services, respectively. At December 31, 2017 and 2016, the following receivables had been sold: December 31, 2017 December 31, 2016 (in thousands) euro $ euro $ Commercial services 45,417 54,469 59,334 62,544 The Company also sold trade receivables on a non-recourse basis and derecognized $18.6 million and $19.5 million at December 31, 2017 and 2016, respectively, primarily in the North America Gaming and Interactive segment. Annual Reports and Accounts 2017 Page 1 102 221,265265,363203,959214,993 Scratch & Win175,848210,894144,625152,449 Other5,875 (401) Amounts written off as uncollectible17,82629,28925,703 Balance at beginning of year(58,884)(76,137)(91,819) Net 937,854947,237 Gross991,1771,006,121

5. Inventories Inventories are stated at the lower of cost (under the first in, first out method) or net realizable value. Inventories primarily consist of gaming machines, lottery terminals, and lottery and gaming systems for sale. December 31, ($ thousands) 2017 2016 Work in progress 33,588 39,744 319,545 347,494 Annual Reports and Accounts 2017 Page 1 103 Finished goods129,621145,839 Raw materials156,336161,911

6. Other Assets Other current assets December 31, ($ thousands) 2017 2016 Other receivables 65,891 104,689 Value added tax receivable 49,962 37,623 Other 49,734 70,429 Other non-current assets December 31, ($ thousands) 2017 2016 Italian Scratch & Win 1,145,998 257,669 New Jersey 100,730 109,490 2,073,674 1,187,339 Prepaid royalties 103,322 138,314 Prepaid income taxes 72,176 14,309 2,427,953 1,497,662 Upfront License Fees Italian Scratch & Win In December 2017, Lotterie Nazionali S.r.l., a majority-owned subsidiary of the Company, was awarded a nine-year contract extension for the Italian Scratch & Win concession (the Italian Scratch & Win extension) that required an upfront license fee of €800 million ($959.4 million at the December 31, 2017 exchange rate), of which €50 million ($59.3 million) was paid in 2017. Annual Reports and Accounts 2017 Page 1 104 Other103,883103,738 Customer financing receivables, net74,89853,962 Indiana14,64216,038 Italian Lotto812,304804,142 Upfront license fees, net: 407,520424,727 Prepaid expenses30,97736,838 Prepaid royalties59,59665,375 Customer financing receivables, net151,360109,773

The upfront license fees are being amortized as follows:

Upfront License Fee	License Term	Amortization Start Date
Italian Scratch & Win	9 years	October 2010
Italian Scratch & Win extension	9 years	October 2019
Italian Lotto	9 years	December 2016
New Jersey	15 years, 9 months	October 2013
Indiana	15 years	July 2013

Customer Financing Receivables

Customer financing receivables, net are recorded at cost. At December 31, 2017 and 2016, $34.2 million and $29.2 million, respectively, of certain outstanding customer financing receivables were sold on a non-recourse basis.

The allowance for customer financing receivables, net are as follows:

	December 31, 2017		
($ thousands)	Gross	Allowance for credit losses	Net
Current	167,985	(16,625)	151,360
Non-current	77,847	(2,949)	74,898
	245,832	(19,574)	226,258

	December 31, 2016		
($ thousands)	Gross	Allowance for credit losses	Net
Current	114,677	(4,904)	109,773
Non-current	56,914	(2,952)	53,962
	171,591	(7,856)	163,735

The following table presents the activity in the allowance for credit losses related to customer financing receivables, net:

	December 31,		
($ thousands)	2017	2016	2015
Balance at beginning of year	(7,856)	(3,888)	—
Provisions, net	(5,236)	(4,481)	(3,706)
Amounts written off as uncollectible	—	—	20
Foreign currency translation	(159)	513	(59)
Other	(6,323)	—	(143)
Balance at end of year	(19,574)	(7,856)	(3,888)

Annual Reports and Accounts 2017 Page | 105

7. Fair Value of Financial Assets and Liabilities Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, the Company is required to classify certain assets and liabilities based on the following fair value hierarchy: Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly; and Level 3: Unobservable inputs for the assets or liabilities. The guidance requires the use of observable market data if such data is available without undue cost and effort. Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgments and changes in these factors can materially affect fair value estimates. For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash and investments, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity. Financial assets and liabilities carried at fair value The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value at December 31, 2017 and 2016: December 31, 2017 Total Fair Value ($ thousands) Level 1 Level 2 Level 3 Foreign Currency Forward Contracts 501 501 Call Option 2,638 2,638 Jackpot Investments 459 459 Foreign Currency Forward Contracts 4,399 4,399 Annual Reports and Accounts 2017 Page 1 106 Interest Rate Swaps14,95314,953 Derivative Liabilities: Contingent Consideration7,7557,755 Available-for-Sale Investments11,99111,991 Interest Rate Swaps479479 Derivative Assets: Restricted Investments57,46557,465

December 31, 2016 ($ thousands) Level 1 Level 2 Level 3 Total Foreign Currency Forward Contracts 8,339 8,339 Available-for-Sale Investments 12,666 12,666 Contingent Consideration 2,241 2,241 Derivative Liabilities: Interest Rate Swaps 13,709 13,709 For the contingent consideration liability, a net gain was recognized for approximately $2.2 million within selling, general and administrative expense on the consolidated statement of operations for the year ended December 31, 2017. Valuation Techniques and Balance Sheet Presentation Restricted investments are primarily composed of publicly-traded foreign government and corporate bonds and mutual funds, and were valued using quoted market prices. Restricted investments are presented in restricted cash and investments in the consolidated balance sheets. Foreign currency forward contracts were calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Foreign currency forward contracts are presented as other current assets and other current liabilities in the consolidated balance sheets. Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as other current assets and other non-current liabilities in the consolidated balance sheets. The call option contract was valued based upon a free cash flow forecast and is presented as other non-current assets in the consolidated balance sheets. Jackpot investments were valued using quoted market prices. Jackpot investments are presented as other current and other non-current assets in the consolidated balance sheets. Available-for-sale investments were valued using quoted market prices. Available-for-sale investments are presented as other non-current assets in the consolidated balance sheets. Contingent consideration was valued using a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA) and is presented as other current liabilities in the consolidated balance sheets. Annual Reports and Accounts 2017 Page 1 107 Foreign Currency Forward Contracts126126 Jackpot Investments4,1844,184 Interest Rate Swaps1,0791,079 Derivative Assets: Restricted Investments46,71846,718

Assets and liabilities not carried at fair value

The following tables represent the fair value hierarchy for assets and liabilities not measured at fair value at December 31, 2017 and 2016:

	December 31, 2017						
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value	Unrealized Gain (Loss)	Realized Loss
Customer financing receivables, net	226,258	—	—	225,718	225,718	(540)	—
Available-for-sale investments	12,409	—	—	12,409	12,409	—	—
Goodwill	1,439,867	—	—	1,439,867	1,439,867	—	(714,000)
Jackpot liabilities	275,626	—	—	268,581	268,581	7,045	—
Debt	8,391,647	—	8,974,126	—	8,974,126	(582,479)	—

	December 31, 2016					
($ thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value	Unrealized Gain (Loss)
Customer financing receivables, net	163,735	—	—	165,241	165,241	1,506
Available-for-sale investments	14,838	—	—	14,838	14,838	—
Jackpot liabilities	299,042	—	—	291,026	291,026	8,016
Debt	7,872,285	—	8,415,890	—	8,415,890	(543,605)

Valuation Techniques and Balance Sheet Presentation

Customer financing receivables, net are recorded and valued based on expected payments and market interest rates (ranging from 4.30% to 10.05%) relative to the credit risk of each customer region. Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are typically secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The higher risk rate categories include most of the Company's development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. Customer financing receivables, net are presented as other current and other non-current assets in the consolidated balance sheets.

Available-for-sale investments are carried at cost (which approximates fair value) and are presented as other non-current assets in the consolidated balance sheets.

During the third quarter of 2017, the Company recorded a $714.0 million non-cash impairment charge with no income tax benefit to reduce the carrying value of the North America Gaming and Interactive reporting unit to its implied fair value. The Company's assessment of goodwill for impairment includes various inputs, such as cash flow projections. In calculating the fair value of the North America Gaming and Interactive reporting unit using the income approach, the Company used projections of revenues, operating costs and capital expenditures. The projected cash flows considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, the Company classifies the North America Gaming and Interactive reporting unit's goodwill measured at fair value on a non-recurring basis within Level 3 of the fair value hierarchy.

Jackpot liabilities were primarily valued using discounted cash flows, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and nonperformance credit risk. Expected annuity payments over one to 25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.40%) for the estimated funding rate and the 10-year credit default swap rate (1.87%) for

Annual Reports and Accounts 2017 Page | 108

nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (1.76%) with the 1-year credit default swap rate (0.17%) for the current amounts and the 2-year treasury yield curve rate (1.89%) with the 2-year credit default swap rate (0.28%) for non-current amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in non-performance credit risk. Jackpot liabilities are presented as other current and other non-current liabilities in the consolidated balance sheets. Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. Revolving credit facilities and term loans with variable interest rates are valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustments. Annual Reports and Accounts 2017 Page 1 109

8. Derivatives The Company uses derivatives to manage the impact of foreign currency exchange and interest rate changes on earnings and cash flows. The Company does not enter into derivatives for speculative purposes. Derivatives are recognized as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the nature of the hedge and the hedge effectiveness. The Company's policy is to negotiate the terms of the derivative to match the terms of the hedged item to maximize hedge effectiveness. Derivative gains and losses are reported in the consolidated statements of cash flows consistent with the classification of cash flows from the underlying hedged items. The Company uses foreign currency forward and option contracts to hedge its exposure on certain forecasted foreign currency revenue and expense transactions. The terms of the contracts are typically matched with the forecasted foreign currency transactions to be derived from operations up to a period of 12 months. These derivatives are designated as cash flow hedges. All outstanding cash flow hedges are recognized in the consolidated balance sheets at fair value with the effective portion of the gain or loss recorded in accumulated other comprehensive income (loss). When the underlying hedged transaction is recognized, the effective portion of the gain or loss on the derivative is reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations. Any ineffectiveness is recognized immediately into earnings. The Company also uses foreign currency forward and option contracts to offset its exposure to the change in value of certain foreign currency denominated monetary assets and liabilities. Because these derivatives hedge existing exposures that are denominated in foreign currencies, the contracts do not qualify for hedge accounting. Accordingly, these outstanding non-designated derivatives are recognized in the consolidated balance sheet at fair value with the changes in fair value recorded in foreign exchange gain (loss), net, in the consolidated statements of operations. These derivative contracts mature in less than one year. The Company uses interest rate derivatives designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these derivatives, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative are recorded in other income (expense), net and are offset by changes in the fair value of the underlying debt instrument due to changes in the benchmark interest rate. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gains (losses) from expired interest rate swaps (swaps) are recorded in long-term debt, increasing or decreasing the outstanding balances of the debt, and amortized as a reduction or addition of interest expense over the remaining life of the related debt. The cash flows from the termination of the swaps are reported as operating activities in the consolidated statements of cash flows. Cash flow hedges The gross notional amount of foreign currency forward contracts, designated as cash flow hedges, outstanding at December 31, 2017 and 2016 was $100.8 million and $120.9 million, respectively. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. Refer to Note 18, Shareholders' Equity for more details on the reclassification of amounts from accumulated other comprehensive income into earnings. The ineffective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized directly in earnings. The amount retained in other comprehensive income at December 31, 2017 is expected to mature and affect the consolidated statement of operations in 2018. Annual Reports and Accounts 2017 Page 1 110

Fair value hedges In September 2015, the Company executed $625 million notional amount of swaps that effectively convert $625 million of the 6.250% Senior Secured Notes due 2022 from fixed interest rate debt to variable rate debt. Under the terms of these swaps, the Company is required to make variable rate interest payments based on six-month LIBOR plus a fixed spread, ranging between 5.90% and 6.02% at December 31, 2017, and will receive fixed rate interest payments from its counterparties based on a fixed rate of 6.25%. The LIBOR rate resets semiannually on February 15 and August 15. Settlement of the net amount of interest receivable or payable under the swaps occurs semiannually on February 15 and August 15. The swaps expire in February 2022. During 2015, the Company held swaps exchanging fixed rate interest payments for variable rate interest payments on a portion of the 7.500% Senior Secured Notes due 2019 and a portion of the 5.500% Senior Secured Notes due 2020. These swaps were canceled in 2015 and the Company received cash proceeds of $67.8 million from the swap counterparties upon settlement. Derivatives not designated as hedging instruments The notional amount of foreign currency forward contracts, not designated as hedging instruments, outstanding at December 31, 2017 and 2016 was $460.6 million and $364.5 million, respectively. Presentation of Derivative Amounts All derivatives are recorded gross, except netting of foreign exchange contracts and counterparty netting of swaps' interest receivable and payable, as applicable. Balance Sheet Location and Fair Value At December 31, 2017 2016 ($ thousands) Assets Liabilities Assets Liabilities Non-current financial liabilities 14,953 13,709 Gross Derivatives (135) 4,586 Non-Designated Hedges: Foreign Currency Contracts, net Current financial liabilities 2,037 126 Cash Flow Hedges: Foreign Currency Contracts, net Current financial liabilities 2,362 Counterparty Netting: Swap Interest nterest due from counterparty 479 1,079 Annual Reports and Accounts 2017 Page 1 111 Net Derivatives9804,2649,4184,712 Current financial assets: Current financial assets3,374 Current financial assets5014,965 Long-term debt(15,088)(9,123) Fair Value Hedges: Interest Rate Swaps

Income Statement Location and Income (Expense) For the year ended December 31, ($ thousands) 2017 2016 2015 Effectiveness - Other (expense) income, net (605) (540) 1,646 Realized (losses) gains - Foreign exchange (loss) gain, net (21,870) 16,873 (16,651) Cash Flow Hedges: Foreign Currency Contracts, net Annual Reports and Accounts 2017 Page 1 112 Realized (losses) gains - Service revenue(1,744)5,218244 Non-Designated Hedges: Foreign Currency Contracts, net Ineffectiveness - Other (expense) income, net1,032(1,280)232 Fair Value Hedges: Interest Rate Swaps

9. Systems, Equipment and Other Assets Related to Contracts, net and Property, Plant and Equipment, net

The Company has two categories of fixed assets: systems, equipment and other assets related to contracts (Systems & Equipment); and property, plant and equipment (PPE).

Systems & Equipment are assets that primarily support the Company's operating contracts and facilities management contracts (collectively, the Contracts) and are principally composed of lottery and gaming assets. The estimated useful lives for Systems & Equipment depends on the type of cost as follows:

- Lottery hard costs (such as terminals, mainframe computers, communications equipment);
- Lottery soft costs (such as software development costs represented by internal personnel costs); and
- Commercial gaming machines.

Lottery hard and soft costs are typically depreciated over the base term of the Contracts the asset relates to, generally not to exceed 10 years, and commercial gaming machines over three to five years.

PPE are assets the Company uses internally, primarily in manufacturing, selling, general and administration, research and development, and commercial service applications not associated with contracts. Buildings are depreciated over 40 years, furniture and equipment over five to ten years, and leasehold improvements are amortized over the shorter of the lease term or estimated useful life.

Systems & Equipment and PPE, net consist of the following:

	Systems & Equipment, net		PPE, net	
	December 31,		December 31,	
($ thousands)	2017	2016	2017	2016
Land	547	574	2,542	18,787
Buildings	151,962	121,572	70,389	219,416
Terminals and systems	2,969,848	2,652,742	—	—
Furniture and equipment	197,610	172,666	241,632	234,458
Contracts in progress	149,245	169,367	—	—
Construction in progress	—	—	20,603	36,353
	3,469,212	3,116,921	335,166	509,014
Accumulated depreciation	(2,035,018)	(1,917,247)	(141,443)	(151,173)
	1,434,194	1,199,674	193,723	357,841

Borrowing costs of $4.2 million and $1.5 million were capitalized to Systems & Equipment in 2017 and 2016, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 5.8% and 5.6% for 2017 and 2016, respectively, which was the effective interest rate of all borrowings.

Impairment losses related to Systems & Equipment of $1.2 million, $7.7 million and $2.8 million were recorded in 2017, 2016 and 2015, respectively.

Annual Reports and Accounts 2017 Page | 113

10. Goodwill

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Total
Balance at December 31, 2015	2,626,282	1,217,155	1,535,083	1,451,979	6,830,499
Acquisitions	(402)	4,374	(64)	3,734	7,642
Foreign currency translation	—	—	(7,470)	(20,381)	(27,851)
Other	—	—	—	(278)	(278)
Balance at December 31, 2016	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012
Impairment loss	(714,000)	—	—	—	(714,000)
Disposal	(473,000)	—	—	—	(473,000)
Acquisitions	—	—	14,890	7,303	22,193
Foreign currency translation	—	—	6,786	70,949	77,735
Other	987	60	156	(328)	875
Balance at December 31, 2017	1,439,867	1,221,589	1,549,381	1,512,978	5,723,815
Balance at December 31,					
Cost	2,625,880	1,225,622	1,639,282	1,436,635	6,927,419
Accumulated impairment loss	—	(4,093)	(111,733)	(1,581)	(117,407)
	2,625,880	1,221,529	1,527,549	1,435,054	6,810,012
Balance at December 31,					
Cost	2,153,867	1,225,682	1,674,381	1,514,777	6,568,707
Accumulated impairment loss	(714,000)	(4,093)	(125,000)	(1,799)	(844,892)
	1,439,867	1,221,589	1,549,381	1,512,978	5,723,815

The Company assesses its reporting units annually and has four reporting units (which are equivalent to its segments) at December 31, 2017 as follows:

- North America Gaming and Interactive;
- North America Lottery;
- International; and
- Italy.

Impairment Loss

The Company performed an interim goodwill impairment test at September 30, 2017 for the North America Gaming and Interactive reporting unit that resulted in a $714.0 million non-cash goodwill impairment loss with no income tax benefit to reduce the carrying amount of the North America Gaming and Interactive reporting unit to fair value. The impairment loss had no impact on the Company's operations, cash flows, ability to service debt, compliance with financial covenants, or underlying liquidity.

Annual Reports and Accounts 2017 Page | 114

11. Intangible Assets, net

Intangible assets at December 31, 2017 and 2016 consist of:

($ thousands)	December 31, 2017 Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization				
Customer relationships	2,434,051	956,586	1,477,465	15.2
Computer software and game library	947,207	710,725	236,482	5.6
Trademarks	186,218	47,053	139,165	14.1
Concessions and licenses	300,207	204,533	95,674	10.1
Developed technologies	220,213	155,870	64,343	5.4
Networks	18,806	13,571	5,235	7.0
Sports and horse racing betting rights	132,521	128,888	3,633	6.5
Other	8,660	4,110	4,550	16.1
	4,247,883	2,221,336	2,026,547	
Not subject to amortization				
Trademarks	246,913	—	246,913	
Total intangible assets, excluding goodwill	4,494,796	2,221,336	2,273,460	

($ thousands)	December 31, 2016 Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Life (years)
Subject to amortization				
Customer relationships	2,590,225	809,669	1,780,556	14.8
Computer software and game library	946,150	550,506	395,644	5.7
Trademarks	200,107	35,923	164,184	13.4
Developed technologies	234,420	128,200	106,220	5.4
Concessions and licenses	255,299	153,277	102,022	10.3
Networks	15,689	11,225	4,464	7.0
Sports and horse racing betting rights	115,991	112,060	3,931	6.5
Other	8,654	3,557	5,097	16.1
	4,366,535	1,804,417	2,562,118	
Not subject to amortization				
Trademarks	311,913	—	311,913	
Total intangible assets, excluding goodwill	4,678,448	1,804,417	2,874,031	

In connection with the June 2017 sale of DoubleDown, the Company recorded a $277.3 million reduction in net book value of intangible assets (principally customer relationships and trademarks) related to the sale.

The Company recorded impairment losses of $30.0 million in its North America Gaming and Interactive segment in 2016 for certain indefinite lived trademarks relating to the forecasted slowing of growth in the social gaming market and $9.7 million in its International segment in 2015 for certain indefinite lived trademarks. The Company used the Relief from Royalty method in determining the amount of the impairment losses.

Annual Reports and Accounts 2017 Page | 115

Intangible asset amortization expense of $401.5 million, $492.1 million and $410.4 million (which includes computer software amortization expense of $31.4 million, $38.4 million and $34.0 million) was recorded in 2017, 2016 and 2015, respectively. Amortization expense on intangible assets for the next five years is expected to be as follows ($ thousands): ear Amount 2019 250,267 2021 189,583 Total 1,089,408 Annual Reports and Accounts 2017 Page 1 116 2022166,136 2020219,808 2018263,614

12. Other Liabilities

Other current liabilities

($ thousands)	December 31, 2017	2016
Payable to Italian regulator	899,475	179,197
Accrued interest payable	179,230	165,290
Employee compensation	146,891	158,236
Taxes other than income taxes	128,703	123,267
Accrued expenses	121,181	127,092
Current financial liabilities	113,217	108,915
Jackpot liabilities	84,250	95,574
Deferred revenue	48,222	80,528
Advance payments from customers	28,874	25,473
Other	30,832	33,473
	1,780,875	1,097,045

Payable to Italian Regulator

At December 31, 2017, the Company owed €750 million ($899.5 million at the December 31, 2017 exchange rate) to Agenzia delle Dogane e Dei Monopoli, the governmental authority responsible for regulating and supervising gaming in Italy (ADM or the Italian regulator) related to the Italian Scratch & Win extension, which is expected to be paid in 2018.

At December 31, 2016, the Company owed the Italian regulator €170 million ($179.2 million at the December 31, 2016 exchange rate) related to the Italian Gioco del Lotto service concession (the Lotto Concession).

Other non-current liabilities

($ thousands)	December 31, 2017	2016
Jackpot liabilities	191,376	203,468
Deferred revenue	60,831	66,220
Finance leases	60,766	62,142
Reserve for uncertain tax positions	34,447	14,733
Royalties payable	32,997	37,681
Italian staff severance fund	12,577	11,454
Other	53,119	48,858
	446,113	444,556

Annual Reports and Accounts 2017 Page | 117

13. Debt December 31, ($ thousands) 2017 2016 6.500% Senior Secured Notes due 2025 1,086,913 1,085,537 4.125% Senior Secured Notes due 2020 833,655 730,465 4.750% Senior Secured Notes due 2020 585,171 509,050 5.500% Senior Secured Notes due 2020 125,709 126,294 6.625% Senior Secured Notes due 2018 521,556 Revolving Credit Facilities due 2021 76,880 516,529 Long-term debt, less current portion 7,777,445 7,863,085 6.625% Senior Secured Notes due 2018 599,114 Current portion of long-term debt 599,114 77 Annual Reports and Accounts 2017 Page 1 118 Total Debt 8,376,5597,863,162 Other77 Term Loan Facilities due 2019839,552 Term Loan Facility due 20231,785,361 Senior Secured Notes, long-term5,915,2046,507,004 5.350% Senior Secured Notes due 202361,08261,187 7.500% Senior Secured Notes due 2019148,231521,894 5.625% Senior Secured Notes due 2020595,767593,954 4.750% Senior Secured Notes due 20231,008,601884,917 6.250% Senior Secured Notes due 20221,470,0751,472,150

The principal balance of each debt obligation and a reconciliation to the consolidated balance sheet follows:

	December 31, 2017				
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(14,808)	—	(15,117)	1,470,075
6.500% Senior Secured Notes due 2025	1,100,000	(13,087)	—	—	1,086,913
4.750% Senior Secured Notes due 2023	1,019,405	(10,804)	—	—	1,008,601
4.125% Senior Secured Notes due 2020	839,510	(5,855)	—	—	833,655
5.625% Senior Secured Notes due 2020	600,000	(4,233)	—	—	595,767
4.750% Senior Secured Notes due 2020	599,650	(14,479)	—	—	585,171
7.500% Senior Secured Notes due 2019	144,303	—	3,708	220	148,231
5.500% Senior Secured Notes due 2020	124,143	—	1,757	(191)	125,709
5.350% Senior Secured Notes due 2023	60,567	—	515	—	61,082
Senior Secured Notes, long-term	5,987,578	(63,266)	5,980	(15,088)	5,915,204
Term Loan Facility due 2023	1,798,950	(13,589)	—	—	1,785,361
Revolving Credit Facilities due 2021	95,000	(18,120)	—	—	76,880
6.625% Senior Secured Notes due 2018	599,650	(536)	—	—	599,114
Total Debt	8,481,178	(95,511)	5,980	(15,088)	8,376,559

Annual Reports and Accounts 2017 Page | 119

($ thousands)	December 31, 2016 Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured Notes due 2022	1,500,000	(17,804)	—	(10,046)	1,472,150
6.500% Senior Secured Notes due 2025	1,100,000	(14,463)	—	—	1,085,537
4.750% Senior Secured Notes due 2023	895,985	(11,068)	—	—	884,917
4.125% Senior Secured Notes due 2020	737,870	(7,405)	—	—	730,465
5.625% Senior Secured Notes due 2020	600,000	(6,046)	—	—	593,954
4.750% Senior Secured Notes due 2020	527,050	(18,000)	—	—	509,050
7.500% Senior Secured Notes due 2019	500,000	(29)	20,733	1,190	521,894
5.500% Senior Secured Notes due 2020	124,143	—	2,418	(267)	126,294
5.350% Senior Secured Notes due 2023	60,567	—	620	—	61,187
6.625% Senior Secured Notes due 2018	527,050	(5,494)	—	—	521,556
Senior Secured Notes, long-term	6,572,665	(80,309)	23,771	(9,123)	6,507,004
Term Loan Facilities due 2019	843,280	(3,728)	—	—	839,552
Revolving Credit Facilities due 2021	540,820	(24,291)	—	—	516,529
Other	77	—	—	—	77
Total Debt	7,956,842	(108,328)	23,771	(9,123)	7,863,162

Annual Reports and Accounts 2017 Page | 120

Principal payments for each debt obligation for the next five years and thereafter are as follows: Calendar year 2023 and thereafter ($ thousands) 2018 2019 2020 2021 2022 Total 6.500% Senior Secured Notes due 2025 1,100,000 1,100,000 4.125% Senior Secured Notes due 2020 839,510 839,510 4.750% Senior Secured Notes due 2020 599,650 599,650 5.500% Senior Secured Notes due 2020 124,143 124,143 Senior Secured Notes, long-term 144,303 2,163,303 1,500,000 2,179,972 5,987,578 Term Loan Facility due 2023 383,776 383,776 383,776 647,622 1,798,950 6.625% Senior Secured Notes due 2018 599,650 599,650 Annual Reports and Accounts 2017 Page 1 121 Total Principal Payments 599,650144,3032,547,079478,7761,883,7762,827,5948,481,178 Revolving Credit Facilities due 2021 95,000 95,000 5.350% Senior Secured Notes due 2023 60,56760,567 7.500% Senior Secured Notes due 2019 144,303 144,303 5.625% Senior Secured Notes due 2020 600,000 600,000 4.750% Senior Secured Notes due 2023 1,019,4051,019,405 6.250% Senior Secured Notes due 2022 1,500,000 1,500,000

Senior Secured Notes

The key terms of the Company's senior secured notes (the Notes), which are rated Ba2 and BB+ by Moody's Investor Service (Moody's) and Standard & Poor's Ratings Services (S&P), respectively, are as follows:

Description	Principal (thousands)	Effective Interest Rate	Issuer	Guarantors	Collateral	Redemption	Interest payments
6.250% Senior Secured Notes due 2022	$1,500,000	6.52%	Parent	*	†	+	Semi-annually in arrears
6.500% Senior Secured Notes due 2025	$1,100,000	6.71%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due 2023	€850,000	4.98%	Parent	*	†	+	Semi-annually in arrears
4.125% Senior Secured Notes due 2020	€700,000	4.47%	Parent	*	†	+	Semi-annually in arrears
5.625% Senior Secured Notes due 2020	$600,000	5.98%	Parent	*	†	+	Semi-annually in arrears
4.750% Senior Secured Notes due 2020	€500,000	6.00%	Parent	*	†	++	Annually in arrears
7.500% Senior Secured Notes due 2019	$144,303	5.67%	IGT	**	††	+++	Semi-annually in arrears
5.500% Senior Secured Notes due 2020	$124,143	4.88%	IGT	**	††	+++	Semi-annually in arrears
5.350% Senior Secured Notes due 2023	$60,567	5.47%	IGT	**	††	+++	Semi-annually in arrears
6.625% Senior Secured Notes due 2018	€500,000	7.74%	Parent	*	†	++	Annually in arrears

* Certain subsidiaries of the Parent.

** The Parent and certain subsidiaries of the Parent.

† Ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

†† Certain intercompany loans with principal balances in excess of $10 million.

\+ The Parent may redeem in whole or in part at any time prior to (1) the date which is three months prior to maturity with respect to the notes which are due in 2020 and (2) the date which is six months prior to maturity with respect to the notes which are due in 2022, 2023 and 2025 at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. After such dates, the Parent may redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of these notes at a price equal to 101% of their principal amount together with accrued and unpaid interest.

++ The Parent may redeem in whole but not in part at the greater of (1) 100% of their principal amount together with accrued and unpaid interest, or (2) at an amount specified in the terms and conditions of these notes. The Parent may also redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to redeem in whole or in part at 100% of their principal amount together with accrued and unpaid interest.

+++ IGT may redeem in whole but not in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. Upon the occurrence of certain events, IGT will be required to offer to repurchase all of these notes at a price equal to 100% of their principal amount together with accrued and unpaid interest.

[1] Subject to a 1.25% per annum decrease in the event of an upgrade in ratings by Moody's and S&P.

The Notes contain customary covenants and events of default. At December 31, 2017, the issuers were in compliance with all covenants.

Annual Reports and Accounts 2017 Page | 122

On June 12, 2017, the Company offered to purchase any and all of the $500.0 million 7.500% Senior Secured Notes due 2019 and on June 21, 2017 the Company purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million. The Company recorded a $25.7 million loss on early extinguishment of debt in connection with the purchase, which is classified within other expense, net, on the consolidated statement of operations for the year ended December 31, 2017. Term Loan Facility On July 25, 2017, the Parent entered into a senior facility agreement (the Term Loan Facility Agreement) for a €1.5 billion term loan facility maturing in January 2023 (the Term Loan Facility). The Parent used the proceeds from the Term Loan Facility to: • • prepay the €800 million Term Loan Facilities due 2019 in the third quarter of 2017; redeem the €500 million 6.625% Senior Secured Notes due 2018 when they matured on February 2, 2018; and prepay €160 million under the Revolving Credit Facilities due 2021 in the fourth quarter of 2017. • The Parent used the remaining €40 million for general corporate purposes. TheParentmust repay the Term Loan Facility in four installments, as detailedbelow: Amount (€ thousands) Due Date January 25, 2021 320,000 January 25, 2023 540,000 Interest on the Term Loan Facility is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Company's long-term ratings by Moody's and S&P. At December 31, 2017, the effective interest rate on the Term Loan Facility was 2.05%. The Term Loan Facility is guaranteed by certain subsidiaries of the Parent and is secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million. Upon the occurrence of certain events, the Parent may be required to prepay the Term Loan Facility in full. The Term Loan Facility Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2017, the Parent was in compliance with all covenants. Annual Reports and Accounts 2017 Page 1 123 January 25, 2022320,000 January 25, 2020320,000

Revolving Credit Facilities The senior facilities agreement (the RCF Senior Facilities Agreement) provides for the following multi-currency revolving credit facilities (the Revolving Credit Facilities): Maximum Amount Available (thousands) Facility Borrowers €725,000 Revolving Credit Facility BParent and Lottomatica Holding S.r.l. On July 31, 2017, the Company voluntarily reduced the Revolving Credit Facility A commitment from $1.8 billion to $1.2 billion and the Revolving Credit Facility B commitment from €1.05 billion to €725 million. Interest on the Revolving Credit Facilities is payable between one and six months in arrears at rates equal to the applicable LIBOR or EURIBOR plus a margin based on the Parent's long-term ratings by Moody's and S&P. At December 31, 2017 and 2016, the effective interest rate on the Revolving Credit Facilities was 3.48% and 2.42%, respectively. The RCF Senior Facilities Agreement provides that the following fees (which are recorded as interest expense) are payable quarterly in arrears: • Commitment fees - payable on the aggregate undrawn and un-cancelled amount of the Revolving Credit Facilities depending on the Parent's long-term ratings by Moody's and S&P. The applicable rate was 0.725% at December 31, 2017. Utilization fees - payable on the aggregate drawn amount of the Revolving Credit Facilities at a rate depending on the percentage of the Revolving Credit Facilities utilized. The applicable rate was 0.15% at December 31, 2017. • The Revolving Credit Facilities are guaranteed by the Parent and certain of its subsidiaries and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million. Upon the occurrence of certain events, the borrowers may be required to repay the Revolving Credit Facilities and the lenders may have the right to cancel their commitments. At December 31, 2017 and 2016, the Company's available liquidity under the Revolving Credit Facilities was $1.974 billion and $2.367 billion, respectively. The RCF Senior Facilities Agreement contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default. At December 31, 2017, the borrowers were in compliance with all covenants. Other Credit Facilities The Parent and certain of its subsidiaries may borrow under senior unsecured uncommitted demand credit facilities made available by several financial institutions. At December 31, 2017 and 2016, there were no borrowings under these facilities. Annual Reports and Accounts 2017 Page 1 124 $1,200,000Revolving Credit Facility AParent, IGT and IGT Global Solutions Corporation

Letters of Credit The Parent and certain of its subsidiaries may obtain letters of credit under the Revolving Credit Facilities and under senior unsecured uncommitted letter of credit facilities. The letters of credit secure various obligations, including obligations arising under customer contracts and real estate leases. The following table summarizes the letters of credit outstanding at December 31, 2017 and 2016 and the weighted average annual cost of such letters of credit: Letters of Credit Outstanding Not under the Revolving Credit Facilities Under the Revolving Credit Facilities Weighted Average Annual Cost ($ thousands) Total December 31, 2016 827,850 827,850 0.94% Annual Reports and Accounts 2017 Page 1 125 December 31, 2017510,962510,9621.02%

14. Income Taxes On December 22, 2017, the President of the United States signed into law the Tax Act which has resulted in significant changes to the U.S. corporate income tax system. The Tax Act includes a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits and further limitations on the deductibility of interest expense and executive compensation, and imposition of a territorial tax system with a one-time repatriation tax on deemed repatriated earnings of foreign subsidiaries (Transition Toll Tax) effective in 2017. The Tax Act also includes new tax provisions that potentially impact certain foreign income, expenses and credits, such as the global intangible low-taxed income (GILTI), the base-erosion and anti-abuse tax (BEAT), and the foreign derived intangible income (FDII). These provisions are effective beginning in 2018. ASC 740 requires companies to recognize the effect of the tax law changes in the period of enactment. However, the SEC staff issued SAB 118 which allows a company to record provisional amounts when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change as a result of the Tax Act. The measurement period ends when the company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year from the enactment date. The Company has recognized the provisional tax impacts related to its Transition Toll Tax and the revaluation of deferred tax assets and liabilities and included these amounts in its consolidated financial statements for the year ended December 31, 2017. Transition Toll Tax The 2017 Tax Act eliminates the deferral of U.S. income tax on historical unrepatriated earnings by imposing the Transition Toll Tax, which is a mandatory deemed repatriation tax on undistributed foreign earnings. The Transition Toll Tax is assessed on the U.S. shareholder's share of the foreign corporation's accumulated foreign earnings that have not been previously taxed by the U.S. Earnings in the form of deemed cash and cash equivalents will be taxed at a rate of 15.5% and all other earnings will be taxed at a rate of 8.0%. As of December 31, 2017, the Company has accrued liabilities of $60.5 million under the Transition Toll Tax, of which $4.8 million is expected to be paid within one year. The Transition Toll Tax will be paid over an eight-year period starting in 2018, and will not accrue interest. Remeasurement of Deferred Tax Assets and Liabilities The Company's deferred tax assets and liabilities are measured at the enacted tax rate expected to apply when these temporary differences are expected to be realized or settled. As the Company's deferred tax liabilities exceed the balance of the deferred tax assets at the date of enactment, the Company has recorded an income tax benefit of $174.7 million, reflecting the decrease in the U.S. corporate income tax rate. Status of the Company's Assessment The Company's preliminary estimate of the Transition Toll Tax, the remeasurement of the deferred tax assets and liabilities and GILTI is subject to the finalization of management's analysis of certain matters and changes to certain estimates and amounts related to the earnings and profits of certain subsidiaries and the filing of the Company's tax returns. U.S. Treasury regulations, administrative interpretations or court decisions interpreting the Tax Act may require further adjustments and changes in the Company's estimates. The final determination of the Transition Toll Tax and the remeasurement of the Company's deferred tax assets and liabilities will be completed as additional information becomes available, but no later than one year from the enactment of the Tax Act. For the GILTI provisions of the Tax Act, a provisional estimate could not be made as the Company has not yet completed its assessment or elected an accounting policy to either recognize deferred taxes for basis differences expected to reverse as GILTI or to record GILTI as period costs if and when incurred. Annual Reports and Accounts 2017 Page 1 126

The components of (loss) income before the provision for income taxes, determined by tax jurisdiction, are as follows:

($ thousands)	For the year ended December 31, 2017	2016	2015
Italy	479,851	578,221	419,116
United States	(1,173,601)	(355,451)	(379,425)
United Kingdom	(408,595)	87,269	(150,475)
All other	125,420	13,374	93,753
	(976,925)	323,413	(17,031)

The (benefit from) provision for income taxes consists of:

($ thousands)	For the year ended December 31, 2017	2016	2015
Current:			
Italy	131,155	192,712	168,915
United States	80,140	(16,982)	(24,434)
United Kingdom	733	711	(5,097)
All other	54,823	36,414	48,753
	266,851	212,855	188,137
Deferred:			
Italy	865	(5,837)	1,660
United States	(175,539)	(109,139)	(121,032)
United Kingdom	4,366	19,232	(16,242)
All other	(125,957)	(57,905)	(13,627)
	(296,265)	(153,649)	(149,241)
	(29,414)	59,206	38,896

Income taxes paid (net of refunds) were $296.4 million, $183.3 million and $199.2 million in 2017, 2016 and 2015, respectively.

The Parent is tax resident in the United Kingdom. A reconciliation of the provision for income taxes, with the amount computed by applying the weighted average rate of the United Kingdom statutory main corporation tax rates enacted in each of the Parent's calendar year reporting periods (19.25% in 2017, 20.00% in 2016 and 20.25% in 2015) to (loss) income before the provision for income taxes is as follows:

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($ thousands)	For the year ended December 31, 2017	2016	2015
(Loss) income before provision for income taxes	(976,925)	323,413	(17,031)
United Kingdom statutory tax rate	19.25%	20.00%	20.25%
Statutory tax (benefit) expense	(188,058)	64,682	(3,449)
Tax Impact of 2017 Tax Act	(114,219)	—	—
Foreign tax and statutory rate differential	(71,050)	(17,013)	(48,407)
Italian allowance for corporate equity	(11,761)	(9,243)	(6,929)
Research and development tax credit	(5,052)	(4,980)	(4,393)
Tax impact of tax law and rate changes excluding the Tax Act	(2,463)	(8,422)	(4,746)
Non-controlling interest	(2,205)	(3,605)	8,565
Provision to return adjustments	(1,334)	(6,705)	(1,434)
Nondeductible expenses	1,204	2,659	30,244
Tax cost of tax dividends	3,041	4,619	12,888
Foreign withholding and state taxes on unremitted earnings	9,290	—	—
Foreign tax expense, net of federal benefit	14,500	3,457	9,003
Change in unrecognized tax benefits	20,624	(10,914)	(15,593)
IRAP and other state taxes	33,484	36,754	29,697
Change in valuation allowances	58,672	3,610	7,495
Capital gain taxes on sale of DoubleDown	94,303	—	—
Nondeductible goodwill impairment	137,445	—	—
Italian tax litigation settlement	—	15,256	—
Non-taxable gains on investments	—	(5,880)	—
Italian reorganization tax	—	—	13,405
Other	(5,835)	(5,069)	12,550
	(29,414)	59,206	38,896
Effective tax rate	3.0%	18.3%	(228.4)%

The Company's effective income tax rate was 3.0% in 2017 as compared to 18.3% in 2016. The principal drivers of the change were capital gains taxes incurred on the June 2017 sale of DoubleDown, a net increase in valuation allowances in U.K. and foreign jurisdictions, and impairment loss incurred with no associated tax benefit, partially offset by a favorable net tax benefit recorded related to the provisions of the Tax Act.

The Company's effective income tax rate was 18.3% in 2016, as compared to (228.4)% in 2015. The principal drivers of the change were one time non-deductible costs associated with the IGT acquisition in 2015, the non-recurring costs associated with the migration of the Parent company from Italy to the United Kingdom in 2015 and a reduction in operating losses in 2016 without tax benefits in certain foreign jurisdictions.

The significant components reflected within the tax rate reconciliation labeled "Foreign tax and statutory rate differential" includes the effects of foreign subsidiaries' earnings taxed at rates other than the U.K. statutory rate.

On December 18, 2015, the Consolidated Appropriations Act 2016 was signed into law in the United States. Some of the provisions were retroactive to January 1, 2015, including the permanent extension of the U.S.

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research and development tax credit. The effective tax rate reflects the Company's estimated 2016 and 2015 U.S. research and development tax credit. The U.K. 2015 Finance Bill received Royal Assent in the fourth quarter of 2015, which resulted in the enactment of the U.K. corporate tax rate change from 20% in 2015 to 19% in 2017, then 18% in 2020. As a result, the Company recorded $1.4 million of income taxes in the fourth quarter of 2015 to write down the U.K. net deferred tax asset. In December 2015, the Italian Government approved the reduction of the Italian federal tax rate from the current rate of 27.5% to 24% in 2017. As a result, the Company recorded an $11.8 million tax benefit in the fourth quarter of 2015 to write down Italy's net deferred tax liability. The Company early adopted ASU 2016-09 in the fourth quarter of 2016. The primary impact of adoption required the Company to recognize all excess tax benefits and tax deficiencies in the income statement prospectively beginning in the first quarter of 2016. This could result in fluctuations in the effective tax rate period over period depending on how many awards vest during the year as well as the volatility of the stock price. At January 1, 2016, the Company had $3.3 million of excess tax deductions related to stock-based compensation that were tracked off balance sheet. The tax effect of these deductions was $1.2 million. The Company recorded a cumulative effect adjustment to retained earnings of $1.2 million to recognize these excess tax benefits on the balance sheet. The components of deferred tax assets and liabilities are as follows: December 31, ($ thousands) 2017 2016 Net operating losses 241,702 266,547 Depreciation and amortization 72,101 118,122 Inventory reserves 9,913 15,974 Stock-based compensation 2,402 7,468 Other 4,155 15,897 Valuation allowance (184,554) (151,653) Acquired intangible assets 635,471 1,115,345 Other 10,518 35,381 Annual Reports and Accounts 2017 Page 1 129 Net deferred income tax liability (449,914)(730,548) Total deferred tax liabilities784,7531,294,841 Depreciation and amortization138,764144,115 Deferred tax liabilities: Net deferred tax assets334,839564,293 Gross deferred tax assets519,393715,946 Credit carryforwards38,618 Deferred revenue5,3179,129 Jackpot timing differences51,43883,989 Provisions not currently deductible for tax purposes132,365160,202 Deferred tax assets:

The Company's net deferred income taxes are recorded in the consolidated balance sheets as follows: December 31, ($ thousands) 2017 2016 Deferred income taxes - non-current liability (491,460) (761,924) Net Operating Loss Carryforwards The Company has gross tax loss carryforwards in a number of tax jurisdictions of $1.061 billion of which $422.7 million relates to the U.K., $186.4 million relates to U.S. Federal, and $451.9 million relates to foreign tax jurisdictions that begin to expire in 2030, while others have an unlimited carryforward period. A valuation allowance has been provided on $819.7 million of the gross net operating loss carryfowards. Portions of these tax loss carryforwards are subject to annual limitations, including Section 382 of the U.S. Internal Revenue Code of 1986, as amended, for U.S. tax purposes and similar provisions under other countries laws. In addition, as of December 31, 2017 the Company had state tax net operating loss carryforwards, resulting in a deferred tax asset (net of federal tax benefit) of approximately $16.4 million. State tax net operating loss carryfowards generally expire in the years 2018 through 2037. Valuation Allowance A reconciliation of the beginning and ending amount of the valuation allowance is as follows: December 31, ($ thousands) 2017 2016 2015 Expiration of tax attributes (25,771) Balance at end of year 184,554 151,653 139,663 The valuation allowance pertains to certain U.K. and foreign net operating losses that are not expected to be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made. In December 2017, the Company recorded a valuation allowance on its U.K. net operating losses. The net operating losses were primarily due to significant foreign exchange losses relating to its euro denominated debt that is recorded on a U.S. dollar functional currency U.K. company. In the future, this valuation allowance could be adjusted downward if the euro weakens against the U.S. dollar, and the Company still has euro denominated debt and the resulting income is taxable in the U.K. For the years ended December 31, 2017 and December 31, 2016, the Company recorded a net valuation increase of $32.9 million and $11.9 million, respectively. Unremitted Earnings The Company previously considered the earnings in its non-U.S. subsidiaries to be indefinitely reinvested and, accordingly, recorded no deferred income taxes. The Tax Act eliminated the deferral of U.S. income Annual Reports and Accounts 2017 Page 1 130 Net charges to expense58,67211,99062,032 Balance at beginning of year151,653139,66377,631 (449,914)(730,548) Deferred income taxes - non-current asset41,54631,376 tax on these foreign earnings by imposing a mandatory one-time deemed repatriation transition tax. As a result, the Company now intends to repatriate substantially all of its accumulated foreign earnings (not including the earnings of its Italian sub-group of entities). The Company continues to have significant cash needs outside the United States and, accordingly, the extent and timing of repatriation of these earnings continues to be monitored. Tax reform, however, has given the Company more flexibility to manage and deploy cash globally.

The Company has recorded $9.3 million of non-U.S. withholding taxes and U.S. state taxes as part of the provisional repatriation tax amount, which will be incurred as a result of certain future cash distributions. Additional tax effects, if any, related to the ultimate repatriation of these earnings will be recorded in the period that the tax effects become determinable and a reasonable estimate can be made.

The Company continues to indefinitely reinvest the earnings of its subsidiary investments held by its Italian parent sub-holding company and, therefore, no deferred income taxes have been provided on these earnings. If the Company were to change its position with respect to the indefinite reinvestment of earnings on its Italian parent sub-holding company , the estimated deferred tax effects would be $10.2 million as of December 31, 2017.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the year ended December 31,		
($ thousands)	**2017**	**2016**	**2015**
Balance at beginning of year	14,340	37,370	6,296
Current year acquisition	—	—	49,934
Additions to tax positions - current year	479	423	9,462
Additions to tax positions - prior years	7,503	1,718	—
Reductions to tax positions - current year	(893)	(652)	—
Reductions to tax positions - prior years	(41)	(12,755)	(7,733)
Settlements	—	(8,750)	(5,313)
Lapses in statutes of limitations	(413)	(3,014)	(15,276)
Balance at end of year	20,975	14,340	37,370

At December 31, 2017, 2016 and 2015, $16.6 million, $10.8 million and $30.1 million, respectively, of the unrecognized tax benefits, if recognized, would affect the Company's effective tax rates.

The Company recognizes interest expense and penalties related to income tax matters in the provision for income taxes. For 2017, 2016 and 2015, the Company recognized $12.1 million, $(0.1) million and $(10.0) million, respectively, in interest expense, penalties , and inflationary adjustments. At December 31, 2017, 2016 and 2015, the gross balance of accrued interest and penalties was $15.7 million, $3.6 million and $3.7 million, respectively.

Unrecognized tax benefits increased during 2017 as a result of the Mexico Tax Audit. Unrecognized tax benefits decreased during 2016 as a result of the settlement with the U.S. Internal Revenue Service (IRS). For 2016, the additions to unrecognized tax benefits related to the current year are primarily attributable to U.S. tax issues.

The Company files income tax returns in various jurisdictions of which the United Kingdom, United States and Italy represent the major tax jurisdictions. The Company is currently under audit with the IRS for calendar year 2014 and 2015. All years prior to calendar year 2014 are closed with the IRS. As of December 31,

Annual Reports and Accounts 2017 Page | 131

2017, the Company is subject to income tax audits in various tax jurisdictions globally, most significantly in Mexico and Italy. Mexico Tax Audit In November 2012, GTECH Mexico S.A. concluded a tax audit related to tax year 2006. This conclusion resulted in a tax assessment of approximately 424 million Mexican Pesos, including interest, inflationary adjustments and penalties. As of December 31, 2017, this assessment has increased as a result of additional interest, inflation, and penalty accruals to 520 million Mexican Pesos. While the Mexico assessment covers several issues, there were two main issues. One issue is associated with deductibility of cost of goods sold (approximately 65% of the updated total assessment) while the remaining assessment relates primarily to loan proceeds being treated as taxable income. GTECH Mexico S.A. filed appeals of the different components of the assessment and on the issue of the deductibility of cost of goods sold, the Supreme Court ruled against the company in 2017. This loss resulted in the company recording a tax charge in the amount of 341 million Mexican Pesos ($19.1 million when the reserve was recorded and $17.4 million at the December 31, 2017 exchange rate) in 2017. The other tax issues are still being addressed in the courts in Mexico. Italy Tax Audits In September 2017, the Italian Tax Agency started a tax audit focusing on the reorganization of the Italian business and the merger of the former GTECH with and into the Parent effective from April 7, 2015. The tax audit relates to 2014 and 2015 tax years. While the audit for 2015 is open, on December 21, 2017, the Italian Tax Agency served the Parent, as the successor of GTECH, a preliminary report (Tax Audit Report) for the fiscal year 2014. The main findings relate to the deductibility of certain transaction costs and related withholding taxes on fees paid for an aggregate proposed assessment of €3.2 million ($3.8 million at the December 31, 2017 exchange rate). Following the Tax Audit Report, the Parent submitted to the Italian Tax Agency a defense memorandum clarifying its position on these claims. While a tax reserve was booked for an amount of €0.3 million ($0.4 million at the December 31, 2017 exchange rate) in connection with the proposed assessment, the Company believes that it will prevail on this issue. In June 2015 a tax audit in Italy was initiated, which is also focused on the leveraged buyout transaction of GTECH Holdings Corporation in 2006 and subsequent acquisition debt refinancing. In July 2015, the Italian Tax Police issued a tax audit report (First Report) covering the years 2006-2010, alleging that GTECH did not recharge to GTECH Holdings Corporation all interest expense and other costs incurred in connection with the 2006 transaction and subsequent refinancing. Based on this tax report, in December 2015 the Italian Tax Agency issued a number of tax assessment notices to the Company covering the years 2006-2010 and alleging that additional taxes, penalties and interest for these years totaling €200.0 million are due. Under Italian Law, the Company had 60 days in which to appeal the tax assessment notice. On February 26, 2016, the Company submitted a Voluntary Settlement Request, which entitled the Company to an automatic 90 day extension. In the meantime, on April 12, 2016, the Parent received a Tax Audit report (Second Report) from the Italian Tax Police covering years 2011-2014. Based upon this report, the additional taxes, penalties and interest associated with the transfer pricing challenge was estimated to be approximately €275 million for those years. During the mentioned extension period the Tax Agency re-examined the preliminary conclusions of the Tax Police in both First and Second Report and offered a tax settlement of an aggregate amount of €13.5 million ($15.3 million). The settlement procedure concluded on June 20, 2016 with the relevant tax payments made by the Parent. The above-mentioned settlement was booked as a reserve in the Company's 2016 Financial Statements. Annual Reports and Accounts 2017 Page 1 132

Finally, the two additional claims contained in the Second Report regarding (i) the alleged improper deduction of €140.0 million in Value Added Tax and (ii) under-reported taxable income pursuant to Italy's controlled foreign corporation regime with specific reference to the Company's fully controlled subsidiary incorporated in Cyprus, were abandoned by the Italian Tax Agency. Consequently, all of the tax assessments, penalty and interest claims emanating from the aforementioned tax audits have been resolved. Based upon the timing and outcome of examinations of the Parent, or the result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the consolidated balance sheets. The Company does not anticipate that these audits will be finalized within the next twelve months. While the Company does not expect the amount of the unrecognized tax benefits to change in the next twelve months, the Company does not expect any change to have a significant impact on the consolidated balance sheet or statement of operations when these audits are finalized. Annual Reports and Accounts 2017 Page 1 133

15. Employee Benefit Plans Defined Contribution Plan The Company maintains a salary deferral 401(k) plan that allows eligible employees to contribute a portion of their base pay up to the IRS prescribed limit. The Company matches a portion of the employee's contribution. Employee and Company matching contributions vest immediately. The Company recognized expense related to the matching contribution of $13.8 million, $13.8 million and $10.8 million in 2017, 2016 and 2015, respectively. Defined Benefit Plan The Company has a defined benefit plan to provide certain post-employment benefits to Italian employees following termination from the Company. These employees may choose to participate in an unfunded plan within the Company or transfer their plan balance to independent external funds. These benefits are funded only to the extent paid to external funds. The cost of providing benefits under the plan, for those employees that participate in the unfunded plan within the Company, is determined using the projected unit credit actuarial valuation method. The cost of providing benefits for those employees that choose to transfer their plan to independent external funds are considered as defined contributions and are accrued as the employees render the related service. Net benefit expense was $8.1 million, $8.8 million and $6.8 million in 2017, 2016 and 2015, respectively. The present value of the defined benefit obligation was $12.3 million, $11.3 million and $11.2 million at December 31, 2017, 2016 and 2015, respectively. Employee Benefit Expense ($ thousands) 2017 2016 2015 Wages and salaries 875,005 856,500 787,899 Incentive compensation 87,008 101,625 102,460 Post-employment benefits 21,825 22,515 17,568 Annual Reports and Accounts 2017 Page 1 134 Employee benefit expense 1,161,5161,175,3861,102,784 Share-based payment4,70426,34621,200 Social Security and other benefits172,974168,400173,657 For the year ended December 31

16. Commitments and Contingencies Commitments Lease Commitments Rent and lease expense, net of sublease rent, was $81.9 million in 2017, $72.5 million in 2016, and $60.8 million in 2015. Rent and lease expense included no contingent rent payments. The minimum amounts due for non-cancellable leases at December 31, 2017 are as follows ($ thousands): Year Operating Capital Total 2019 61,258 7,643 68,901 2021 49,881 6,039 55,920 Thereafter 248,389 5,078 253,467 Less amount representing interest (10,252) Facility capital lease The Company has a finance lease for a facility in Providence, Rhode Island. The Company has the right to terminate the lease after June 30, 2023 if its facilities management contract with the State of Rhode Island is not renewed, in exchange for a termination fee equal to six months of base rent plus operating expenses. The lease includes two 10-year extension options. The Company has the unilateral right to extend the lease under the two extension options under the same terms as in the initial term. The Company may not assign the lease or sublease its portion of the building without the lessor's approval, which is not to be unreasonably withheld. The lease has been accounted for under build-to-suit guidance, under which the Company carries the entire cost of the facility on its books. The facility will remain on the books for the lease term and is depreciated over its useful life of 40 years. Sale and Leaseback Transactions On March 29, 2017, the Company entered into a sale-leaseback transaction for its main manufacturing and production facility located in Reno, Nevada. The transaction included a 15.5 year initial lease term, with four 5-year additional renewal periods exercisable at the Company's option, 3% annual rent increases, and payment and performance guarantees. A gain of $6.7 million on the sale of the facility was deferred and is being recognized on a straight-line basis over the initial term of the lease. Rent expense is recorded on a straight-line basis. The Company's straight-line rent calculation does not include an assumption of lease renewal periods. The Company recorded the difference between the amount charged to expense and the rent paid as deferred rent in the consolidated balance sheets. Rent expense was $10.1 million for the year ended December 31, 2017. On December 30, 2015, the Company sold its Las Vegas, Nevada campus and entered into a sale-leaseback agreement with the buyer for a portion of the facility for a term of 15 years with optional renewals. Annual Reports and Accounts 2017 Page 1 135 Capitalized lease obligation 27,699 Total minimum payments540,57437,951578,525 202248,4854,34852,833 202055,7826,84462,626 201876,7797,99984,778

The Company sold its technology center facility in West Greenwich, Rhode Island in December 2006 and entered into a sale-leaseback agreement for a portion of the facility with the buyer that was initially due to expire in November 2019 with renewal options. In August 2017 the Company renewed the lease agreement extending the lease term to November 2027 with an optional renewal.

The facilities in Reno, Las Vegas and West Greenwich are accounted for as operating leases, and future minimum lease payments are included in the operating lease section in the table above.

Communication equipment capital leases

The Company has finance leases for certain communication equipment that expire between 2019 and 2022. The leases have options to extend and options to purchase the equipment, and do not contain escalation clauses. There are no restrictions placed upon the Company by entering into these leases.

Point of sale capital leases

The Company's finance leases for certain point of sale equipment expired in 2017.

Jackpot Commitments

Jackpot liabilities are recorded as current and non-current liabilities as follows:

($ thousands)	December 31, 2017
Current liabilities	84,250
Non-current liabilities	191,376
	275,626

Future jackpot payments are due as follows ($ thousands):

Year		Previous Winners	Future Winners	Total
	2018	40,644	43,460	84,104
	2019	32,127	8,674	40,801
	2020	28,554	526	29,080
	2021	24,190	526	24,716
	2022	21,417	526	21,943
Thereafter		115,615	7,886	123,501
Future jackpot payments due		262,547	61,598	324,145
Unamortized discounts				(48,519)
Total jackpot liabilities				275,626

Other Commitments

Yeonama Holdings Co. Limited

In 2013, the Company invested €19.8 million in Yeonama Holdings Co. Limited (Yeonama), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator. At December 31, 2017, the Company had a commitment to invest up to an additional €10.2 million ($12.2 million at the December 31, 2017 exchange rate) in Yeonama, representing a total potential €30.0 million ($35.9 million at the December 31, 2017 exchange rate) investment.

Annual Reports and Accounts 2017 Page | 136

CLS-GTECH Company Limited The Company has a 50% interest in CLS-GTECH Company Limited (CLS), a joint venture that was formed to provide a nationwide KENO system for Welfare lotteries throughout China. At December 31, 2017, the Company has a capital commitment to CLS of $3.8 million in the form of a non-interest bearing promissory note to be repaid at the discretion of the CLS board of directors, which is included in other current liabilities in the consolidated balance sheets. Contingencies Performance and other bonds In connection with certain contracts and procurements, the Company has delivered performance bonds for the benefit of customers and bid and litigation bonds for the benefit of potential customers. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if certain specified events occur. In the case of performance bonds, which generally have a term of one year, such events include the Company's failure to perform its obligations under the applicable contract. The following table provides information related to potential commitments for bonds outstanding at December 31, 2017: ($ thousands) Total bonds Wide Area Progressive bonds 266,218 All other bonds 24,827 Guarantees and Indemnifications Incentive Payments and Shortfall Payments under Minimum Profit Contracts The Company has two contracts (each of which is an LMA) where it has provided customers with minimum profit level guarantees (the Indiana contract and the New Jersey contract). Under these contracts, subject to certain caps, the Company may earn incentive compensation if it exceeds minimum profit level guarantees and may be required to make shortfall payments should it fail to achieve them. In relation to the Indiana contract, the Company guaranteed a minimum profit level to the State of Indiana commencing with the contract year ending June 30, 2014. The Company recorded a reduction of service revenue of $8.0 million in 2015 in connection with the Company's performance during the fiscal year ended June 30, 2015 related to this guarantee. In 2015, the Company and the State of Indiana renegotiated the Indiana contract which resulted in revised guarantee levels, and in consideration, the Company paid the State of Indiana $18.3 million which the Company capitalized to other non-current assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. The Company did not earn incentive compensation or make shortfall payments related to the guarantee in 2017 or 2016. In relation to the New Jersey contract, the Company guaranteed a minimum profit level to the State of New Jersey commencing with the contract year ending June 30, 2014. In 2015, the Company and the State of New Jersey renegotiated the New Jersey contract which resulted in revised guarantee levels, and in consideration, the Company paid the State of New Jersey $15.4 million which the Company capitalized to other non-current assets in its consolidated balance sheet and which the Company is amortizing to service revenue over the remaining contract term. The Company earned incentive compensation of $29.0 million Annual Reports and Accounts 2017 Page 1 137 746,659 Bid and litigation bonds8,600 Performance bonds447,014 and $30.6 million in 2017 and 2016, respectively based on its performance for the fiscal years ended June 30, 2017 and June 30, 2016, respectively, which was recorded as service revenue in the consolidated statements of operations. Loxley GTECH Technology Co., LTD Guarantee The Company has a 49% interest in Loxley GTECH Technology Co., LTD (LGT). LGT is a joint venture that was formed to provide an online lottery system in Thailand. The Company has guaranteed, along with the 51% shareholder in LGT, performance bonds provided on behalf of LGT by an unrelated commercial lender. The performance bonds relate to LGT's performance under the July 2005 contract between the Government Lottery Office of Thailand and LGT should such contract become operational. The Company is jointly and severally liable with the other shareholder in LGT for this guarantee. There is no scheduled termination date for the Company's guarantee obligation. At December 31, 2017, the maximum liability under the guarantee was Baht 375 million ($11.5 million), and the Company does not have any obligation related to this guarantee because the July 2005 contract to provide the online lottery system is not in operation due to continuing political instability in Thailand. Zest Gaming Contingent Consideration On July 25, 2017, the Company acquired the video bingo subsidiaries and related operating assets of Zest Gaming S.r.l., a leading supplier of multi-card video bingo solutions headquartered in Italy. The acquisition consideration included a fair value estimate of contingent consideration related to existing operations for the twelve month period ending June 30, 2018. At December 31, 2017, contingent consideration was €6.5 million ($7.8 million), and is capped at €17.2 million ($20.6 million at the December 31, 2017 exchange rate) for existing operations. Legal Proceedings From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, injunctions by third parties arising out of the ordinary course of business, and investigations and compliance inquiries related to the Company's ongoing operations. Legal proceedings can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict and the Company's view of these matters may change as the related proceedings and events unfold. The Company expenses legal fees as incurred and records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. At December 31, 2017, provisions for litigation matters amounted to $4.7 million. With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible but the Company is unable to estimate the amount or range of reasonably possible loss, in excess of amounts already accrued, no additional amounts have been accrued (given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings). If material, an unfavorable outcome to any legal matter could have an adverse effect on the Company's operations, financial position, liquidity, or results of operations. Brazil ICMS Tax Since 1997, GTECH Brazil paid ISS service taxes on its revenues derived from its lottery contract with Caixa Eonomica Federal. On July 26, 2005, the State of Siio Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should have been applied on the value of printing ribbons, rolls of paper, and wagering slips (Consumables) distributed to lottery outlets. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the Siio Paulo tax authorities had applied. Both parties appealed the respective Annual Reports and Accounts 2017 Page 1 138 unfavorable aspects of the lower court's ruling to the Court of Appeals. On March 7, 2018, the Court of Appeals ruled in GTECH Brazil's favor with respect to its petition to also exclude the printer ribbons from the ICMS tax. The Court of Appeals also ruled against the petition of the tax authority to reverse the lower court's ruling to exclude rolls of paper and wagering slips from ICMS tax. If the tax authority elects to appeal the ruling to higher courts, the tax authority has 30 business days following publication of the decision by the Court of Appeals in the relevant website or journal to file such appeal. Should the tax authority decide to further appeal the matter, the proceedings are likely to take several years. The net claim after the current ruling, plus statutory interest and fees is approximately 18.5 million Brazilian Reals ($5.6 million at the December 31, 2017 exchange rate). Texas Fun 5's Instant Ticket Game Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5's instant ticket game sold by the Texas Lottery Commission (TLC) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket's instruction for Game 5 provided a 5x win (five times the prize box amount) any time the Money Bag symbol was revealed in the 5X BOX. However, TLC awarded a 5x win only when (1) the Money Bag symbol was revealed and (2) three symbols in a pattern were revealed. (a) Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation's plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. Both sides may consider petitioning for Texas Supreme Court review. Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff appealed, lost the appeal, and is petitioning for Texas Supreme Court review. Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $500,000. Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million. Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million. (b) (c) (d) (e) The Company disputes the claims made in each of these cases and continues to defend against these lawsuits. Illinois State Lottery On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. The Company disputes the claims made in both cases and continues to defend against these lawsuits. Annual Reports and Accounts 2017 Page 1 139

Mexican Inventory Tax The Mexican Tax Administration Service levied an assessment of income tax, VAT, profit sharing, interest and penalties on GTECH Mexico, S.A. de C.V. (GTECH Mexico), for the 2006 fiscal year that, as at December 31, 2017, amounted to 520,806,390 Mexican Pesos ($26.5 million at the December 31, 2017 exchange rate). Approximately 65% of the assessment relates to denial of a deduction for inventory sold (cost of goods sold deduction) by GTECH Mexico to its parent; the remaining assessment relates primarily to intercompany loan proceeds (treated as taxable income) received from GTECH Mexico's parent. Although lower courts upheld the assessment, the Mexican Appellate Court ruled the loan proceeds non-taxable, but denied the Company's cost of goods sold deduction. The Mexican Supreme Court upheld the Appellate Court's ruling that the cost of goods sold deduction would not apply. GTECH Mexico filed a constitutional appeal on November 23, 2017. The Company maintains that the assessment is without merit. For a further discussion of the Mexican cost of goods sold deduction tax issue, refer to Note 14, Income Taxes. Annual Reports and Accounts 2017 Page 1 140

17. Redeemable Non-Controlling Interests

In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. (Lottomatica), Italian Gaming Holding a.s. (IGH), Arianna 2001 and Novomatic Italia (collectively the Members) entered into a consortium (Lottoitalia S.r.l. or Lottoitalia) to bid on the Lotto Concession. On May 16, 2016, Lottoitalia was awarded management of the Lotto Concession for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto Concession.

In 2016 and 2017, the Members made capital contributions to Lottoitalia of €908.2 million on a pro rata basis based on each party's equity ownership interest. These contributions financed €770.0 million in upfront concession payments and upgrades to the technological infrastructure supporting the Lotto Concession. The upfront concession payments made in 2016 and 2017 were as follows:

Year Paid	€	$
2016	600.0	665.3
2017	170.0	185.4
	770.0	850.7

Ownership in Lottoitalia at December 31, 2017 and 2016 is as follows:

Name of entity	% Ownership
Lottomatica S.p.A.	61.50%
Italian Gaming Holding a.s.	32.50%
Arianna 2001	4.00%
Novomatic Italia	2.00%

The Company fully consolidates Lottoitalia as a variable interest entity due to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

All annual profits of Lottoitalia are distributed to the Members within five business days of the approval of its annual financial statements. In addition, quarterly for a period of nine years beginning in 2017, Lottoitalia makes equal distributions of cash to the Members in an aggregate amount equal to that additional paid in surplus but excluding any reserves deriving from profits or retained earnings generated in previous quarters (return of capital). Each distribution of annual profits and return of capital will be made pro rata to the Members' ownership interest in Lottoitalia.

In connection with the formation of Lottoitalia, Lottomatica entered into an agreement with IGH in May 2016, which contains the following put/call options:

- Underperformance put option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica in the event that Lottoitalia underperforms relative to certain thresholds related to pro forma cash from operations generated in 2017. The put option is exercisable by IGH beginning on the date of approval of Lottoitalia's financial statements for the year ending December 31, 2017 and ending 60 days thereafter.
- Deadlock put/call option - IGH has the right, at its discretion, to sell its interest in Lottoitalia to Lottomatica and Lottomatica has a reciprocal call right, in the event of certain specified events as defined in the agreement. The put/call options expire 60 days following written notice by either party following the applicable event. The strike price of the options is determined based on a specified formula as defined in the agreement.

Annual Reports and Accounts 2017 Page | 141

The Company determined that it is not currently probable that IGH's non-controlling interest will be redeemed as Lottoitalia's 2017 results indicate the underperformance put option is not exercisable and the deadlock put/call options cannot be exercised unilaterally. The Company has recorded the non-controlling interest initially at fair value and no fair value adjustments will be recorded unless it becomes probable that IGH will redeem its non-controlling interest. The following table reconciles the activity in IGH's redeemable non-controlling interest in 2017 and 2016: For the year ended December 31, ($ thousands) 2017 2016 Capital contribution 107,457 215,684 Dividend paid (7,307) Balance at end of year 356,917 223,141 Annual Reports and Accounts 2017 Page 1 142 Return of capital(32,039) Income allocated to IGH65,6657,457 Balance at beginning of year223,141

18. Shareholders' Equity

Shares Authorized and Outstanding

The Board of Directors of the Parent (the Board) is authorized to issue shares of any class in the capital of the Parent. The authorized ordinary shares of the Parent consists of 1.850 billion ordinary shares with a $0.10 per share par value.

Ordinary shares of common stock outstanding were as follows:

	December 31,		
	2017	2016	2015
Balance at beginning of year	202,285,166	200,244,239	172,792,526
Shares issued under restricted stock award plans	947,709	1,080,532	1,118,970
Shares issued upon exercise of stock options	213,697	960,395	744,374
Shares issued upon acquisition of IGT	—	—	45,322,614
GTECH rescission shares	—	—	(19,734,245)
Balance at end of year	203,446,572	202,285,166	200,244,239

Shares Issued Upon Acquisition of IGT

Upon the acquisition of IGT, IGT shareholders received 45,322,614 common shares of the Parent in accordance with the terms of the transaction.

GTECH Rescission Shares

GTECH shareholders who did not vote in favor of the merger of GTECH into the Parent were entitled to exercise a cash exit right equal to €19.174 per share. GTECH shareholders exercised the cash exit right on 19,796,852 GTECH shares, of which 62,607 were subsequently purchased by other GTECH shareholders, resulting in 19,734,245 net shares repurchased upon the merger. The Company paid $407.8 million to shareholders.

Treasury Stock Purchases

The Parent has the authority to purchase, subject to a maximum repurchase price, a maximum of 20% of the aggregate issued share capital of ordinary shares in the Parent as of April 7, 2015. This authority will expire on July 28, 2020.

The Parent did not repurchase common shares in 2017, 2016 or 2015.

Dividends

The Company declared cash dividends per share during the periods presented as follows:

Per share amount ($)	2017	2016	2015
First Quarter	0.20	0.20	—
Second Quarter	0.20	0.20	—
Third Quarter	0.20	0.20	0.20
Fourth Quarter	0.20	0.20	0.20
Total cash dividends declared	0.80	0.80	0.40

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Future dividends are subject to Board approval.

The RCF Senior Facilities Agreement and Term Loan Facility Agreement limit the aggregate amount of dividends and repurchases of the Parent's ordinary shares in each year to $300 million based on the Company's current ratings by Moody's and S&P provided that the ratio of the sum of total net debt and the aggregate amount of dividends and repurchases to EBITDA does not exceed 90% of the applicable ratio of total net debt to EBITDA.

Accumulated Other Comprehensive Income

The following table details the changes in Accumulated Other Comprehensive Income (AOCI):

		Unrealized Gain (Loss) on:						
	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate	Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
Balance at December 31, 2014	158,131	971	(4,499)	5,019	(4,356)	(748)	685	155,203
Change during period	60,079	(594)	—	(3,046)	395	—	304	57,138
Reclassified to operations	—	(244)	—	—	—	—	—	(244)
Tax effect	(14,024)	254	(64)	(3,259)	(166)	—	—	(17,259)
OCI	46,055	(584)	(64)	(6,305)	229	—	304	39,635
Balance at December 31, 2015	204,186	387	(4,563)	(1,286)	(4,127)	(748)	989	194,838
Change during period	(49,881)	8,351	—	8,772	(682)	—	(203)	(33,643)
Reclassified to operations	118	(5,218)	—	—	—	—	—	(5,100)
Tax effect	373	(615)	(15)	4,723	82	—	—	4,548
OCI	(49,390)	2,518	(15)	13,495	(600)	—	(203)	(34,195)
Balance at December 31, 2016	154,796	2,905	(4,578)	12,209	(4,727)	(748)	786	160,643
Change during period	182,791	(6,610)	—	(678)	(120)	—	463	175,846
Reclassified to operations	—	1,744	—	—	—	—	—	1,744
Tax effect	559	1,312	—	57	8	—	—	1,936
OCI	183,350	(3,554)	—	(621)	(112)	—	463	179,526
Balance at December 31, 2017	338,146	(649)	(4,578)	11,588	(4,839)	(748)	1,249	340,169

For the years ended December 31, 2017, 2016 and 2015, $1.7 million, $5.2 million, and $0.2 million, respectively, were reclassified from AOCI into service revenue in the consolidated statements of operations.

Annual Reports and Accounts 2017 Page | 144

19. Non-Controlling Interests Non-controlling interests share of equity in the accompanying consolidated balance sheets was $349.9 million and $357.0 million at December 31, 2017 and 2016, respectively. At December 31, 2017 the Company s material non-controlling interests were as follows: % Ownership held by the Company Name of subsidiary Northstar New Jersey Lottery Group, LLC 82.31% LN holds the Scratch & Win concession license in Italy. In December 2017, the Italian regulator exercised a nine-year contract extension option for the Scratch & Win concession, extending the concession through September 2028. LN is required to pay an upfront license fee of €800 million related to the extension, of which €50 million ($59.3 million) was paid in December 2017, and the remaining €750 million ($899.5 million at the December 31, 2017 exchange rate) is expected to be paid in 2018. Northstar New Jersey Lottery Group, LLC (Northstar NJ), is a consolidated joint venture which is party to an agreement with the State of New Jersey, Department of the Treasury, Division of Purchase and Property and Division of Lottery (the Division of Lottery) where Northstar NJ manages a wide range of the Division of Lottery s marketing, sales, and related functions. Annual Reports and Accounts 2017 Page 1 145 Lotterie Nazionali S.r.l. (LN)64.00%

20. Segment Information

The structure of the Company's internal organization is customer-facing aligned around four business segments operating in three regions as follows:

- North America Gaming and Interactive
- North America Lottery
- International
- Italy

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows ($ thousands):

For the year ended December 31, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,633	1,093,048	557,049	1,703,901	4,134,631	1,203	722	4,136,556
Product sales	377,065	92,174	332,015	1,149	802,403	—	—	802,403
Total revenue	1,157,698	1,185,222	889,064	1,705,050	4,937,034	1,203	722	4,938,959
Operating income (loss)	278,963	289,025	163,799	478,540	1,210,327	(197,089)	(1,064,330)	(51,092)
Depreciation and amortization	81,355	129,517	66,745	161,484	439,101	11,554	351,785	802,440
Expenditures for long-lived assets	(147,175)	(204,104)	(77,815)	(188,013)	(617,107)	(3,964)	—	(621,071)
Long-lived assets (at year end)	271,833	666,627	292,962	396,495	1,627,917	—	—	1,627,917
Total assets (at year end)	3,683,258	2,460,676	3,038,806	4,900,130	14,082,870	1,076,338	—	15,159,208

Annual Reports and Accounts 2017 Page | 146

For the year ended December 31, 2016	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	975,206	1,128,306	512,668	1,759,843	4,376,023	—	(437)	4,375,586
Product sales	398,248	65,269	314,637	1,295	779,449	—	(1,139)	778,310
Total revenue	1,373,454	1,193,575	827,305	1,761,138	5,155,472	—	(1,576)	5,153,896
Operating income (loss)	349,275	299,182	142,200	583,504	1,374,161	(245,600)	(468,125)	660,436
Depreciation and amortization	86,380	143,941	50,879	150,736	431,936	12,481	438,052	882,469
Expenditures for long-lived assets	(132,297)	(148,641)	(97,957)	(91,834)	(470,729)	(3,460)	—	(474,189)
Long-lived assets (at year end)	394,233	603,927	284,276	275,079	1,557,515	—	—	1,557,515
Total assets (at year end)	5,577,491	2,396,557	3,021,448	3,724,856	14,720,352	339,810	—	15,060,162

For the year ended December 31, 2015	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	780,169	992,684	512,014	1,702,184	3,987,051	—	(9,358)	3,977,693
Product sales	321,624	52,986	341,064	1,872	717,546	—	(6,183)	711,363
Total revenue	1,101,793	1,045,670	853,078	1,704,056	4,704,597	—	(15,541)	4,689,056
Operating income (loss)	295,531	181,813	164,190	555,223	1,196,757	(292,371)	(364,430)	539,956
Depreciation and amortization	71,886	154,619	45,855	152,293	424,653	13,123	342,052	779,828
Expenditures for long-lived assets	(82,834)	(107,854)	(93,666)	(22,422)	(306,776)	(11,618)	—	(318,394)
Long-lived assets (at year end)	403,482	616,760	236,043	220,910	1,477,195	—	—	1,477,195
Total assets (at year end)	6,077,680	2,476,112	2,950,807	2,855,797	14,360,396	754,296	—	15,114,692

In connection with the June 2017 sale of DoubleDown, the Company recorded a $783.8 million reduction in assets in the North America Gaming and Interactive segment, principally composed of goodwill and intangible assets.

In the second quarter of 2017, the Company made changes to management reporting lines within functions that support its segments, principally field services, data center and research and development. These changes resulted in insignificant changes in how certain shared operating expenses were allocated to segments. The Company has reclassified prior period amounts to conform to the current year presentation.

The resulting changes in operating income (loss) by segment for the years ended December 31, 2016 and 2015 were as follows ($ thousands):

Annual Reports and Accounts 2017 Page | 147

For the year ended December 31, 2016	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
As previously presented	344,125	300,394	144,125	585,517	1,374,161	(245,600)	(468,125)	660,436
As currently presented	349,275	299,182	142,200	583,504	1,374,161	(245,600)	(468,125)	660,436
Change	5,150	(1,212)	(1,925)	(2,013)	—	—	—	—

For the year ended December 31, 2015	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
As previously presented	294,256	182,615	164,949	554,937	1,196,757	(292,371)	(364,430)	539,956
As currently presented	295,531	181,813	164,190	555,223	1,196,757	(292,371)	(364,430)	539,956
Change	1,275	(802)	(759)	286	—	—	—	—

Geographical Information

Revenue from external customers, which is based on the geographical location of the Company's customers, is as follows:

	December 31,		
($ thousands)	2017	2016	2015
United States	2,195,791	2,472,013	2,030,251
Italy	1,728,472	1,778,750	1,712,583
Canada	100,315	89,938	105,377
United Kingdom	74,567	82,271	93,839
All other	839,814	730,924	747,006
Total	4,938,959	5,153,896	4,689,056

Revenue from exclusive and non-exclusive concessions awarded to the Company by ADM represented 31.9%, 31.7% and 33.6% of consolidated revenue in 2017, 2016 and 2015, respectively.

Long-lived assets are composed of the following:

- Systems, equipment and other assets relating to contracts; and
- Property, plant and equipment.

Long-lived assets based on the geographical location of the assets are as follows:

	December 31,	
($ thousands)	2017	2016
United States	938,925	989,374
Italy	366,990	254,052
United Kingdom	43,379	47,388
All other	278,623	266,701
Total	1,627,917	1,557,515

Annual Reports and Accounts 2017 Page | 148

Employees by Segment The Company is operated under four business segments supported by central corporate support functions. The total number of employees at December 31, 2017 and 2016 was 12,278 and 12,613 respectively. 2017 2016 North America Lottery 2,608 2,482 Italy(1) 1,950 1,057 12,278 12,613 1 In 2017, a re-organization transferred employees from North America Gaming and Interactive to the International and Italy organizations. Annual Reports and Accounts 2017 Page 1 149 Corporate Support 1,401 1,262 International(1) 1,542813 North America Gaming and Interactive (1) 4,7776,999 December 31,

21. Stock-Based Compensation Incentive Awards Stock-based incentive awards are provided to directors and employees under the terms of the Company s 2015 Equity Incentive Plan (the Plan) as administered by the Board. Awards available under the Plan principally include stock options, performance share units, restricted share units or any combination thereof. The maximum number of shares that may be granted under the Plan is 11.5 million shares. To the extent any award is forfeited, expires, lapses, or is settled for cash, the award is available for reissue under the Plan. The Company utilizes authorized and unissued shares to satisfy all shares issued under the Plan. Stock Options Stock options are awards that allow the employee to purchase shares of the Company s stock at a fixed price. Stock options are granted under the Plan at an exercise price not less than the fair market value of a share on the date of grant. No stock options were granted in 2017 or 2016. In 2015, stock options were granted solely to the Company s Chief Executive Officer, which will vest in 2018 subject to certain performance and other criteria, and have a contractual term of approximately seven years. Stock Awards Stock awards are principally made in the form of performance share units (PSUs) and restricted share units (RSUs). PSUs are stock awards where the number of shares ultimately received by the employee depends on the Company s performance against specified targets. PSUs typically vest 50% over an approximate three-year period and 50% over an approximate four-year period. PSUs awarded in 2015 vest 50% over an approximate one-year period and 50% over an approximate two-year period. Dividend equivalents are not paid under the Plan. The fair value of each PSU is determined on the grant date, based on the Company s stock price, adjusted for the exclusion of dividend equivalents, and assumes that performance targets will be achieved. Over the performance period, the number of shares of stock that will be issued is adjusted based upon the probability of achievement of performance targets. The ultimate number of shares issued and the related compensation cost recognized as expense is based on a comparison of the final performance metrics to the specified targets. RSUs are stock awards granted to directors that entitle the holder to shares of common stock as the award vests, typically over a one-year period, and have a contractual term of 10 years. Dividend equivalents are not paid under the Plan. Annual Reports and Accounts 2017 Page 1 150

Stock Option Activity

A summary of the Company's stock option activity and related information is as follows:

	Stock Options	Weighted Average Exercise Price Per Share ($)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ thousands)
Outstanding at January 1, 2017	3,747,268	19.06		
Granted	—	—		
Forfeited	(442,138)	20.30		
Exercised	(1,112,423)	17.21		
Expired	—	—		
Outstanding at December 31, 2017	2,192,707	19.76	1.97	
At December 31, 2017:				
Vested and expected to vest	2,192,707	19.76	1.97	14,811
Exercisable	1,942,707	20.30	0.49	12,066

The total intrinsic value of stock options exercised was $9.3 million, $7.8 million and $3.3 million in 2017, 2016 and 2015, respectively. The total cash proceeds from stock options exercised was $12.7 million and $10.7 million in 2016 and 2015, respectively. There were no cash proceeds from stock options exercised in 2017.

Fair Value of Stock Options Granted

The Company estimates the fair value of stock options at the date of grant using a valuation model that incorporates key inputs and assumptions as detailed in the table below. The weighted average grant date fair value of stock options granted during 2015 was $2.31 per share.

	2015
Valuation model	Monte Carlo
Exercise price ($)	15.53
Expected option term (in years)	2.38
Expected volatility of the Company's stock (%)	35.00
Risk-free interest rate (%)	1.06
Dividend yield (%)	5.15

The expected volatility assumes the historical volatility is indicative of future trends, which may not be the actual outcome. The expected option term is based on historical data and is not necessarily indicative of exercise patterns that may occur. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Annual Reports and Accounts 2017 Page | 151

Stock Award Activity A summary of the Company s stock award activity and related information is as follows: Weighted Average Grant Date Weighted Average Grant Date Fair Value ($) PSUs Fair Value ($) RSUs Granted 1,723,730 17.74 117,745 21.12 Forfeited (632,397) 16.55 Unrecognized cost for nonvested awards ($ thousands) 375 878 The total vest-date fair value of PSUs vested was $28.8 million, $8.4 million and $13.4 million in 2017, 2016 and 2015, respectively. The total vest-date fair value of RSUs vested was $2.8 million, $15.9 million and $8.4 million for 2017, 2016 and 2015 respectively. Fair Value of Stock Awards Granted The Company estimated the fair value of PSUs at the date of grant using a Monte Carlo simulation valuation model, as the award includes a market condition. During 2017, 2016 and 2015, the Company estimated the fair value of RSUs at the date of grant based on the Company s stock price adjusted for the exclusion of dividend equivalents. Details of the grants are as follows: 2017 2016 2015 Weighted average grant date fair value ($) 17.74 21.08 7.58 RSUs granted during the year 117,745 117,551 1,538,583 Annual Reports and Accounts 2017 Page 1 152 Weighted average grant date fair value ($)21.1219.1419.52 PSUs granted during the year1,723,7301,788,0502,204,963 Weighted average future recognition period (in years)0.290.39 At December 31, 2017: Nonvested at December 31, 2017 4,083,49916.35106,22321.00 Vested(1,329,031)10.65(129,073)19.41 Nonvested at January 1, 20174,321,19715.04117,55119.14

Modifications 2017 During the second quarter of 2017, the Company modified the measurement of a performance condition for the PSUs granted in 2016. The modification affected 974 employees but did not result in any incremental compensation cost. 2015 During the first quarter of 2015, the Company modified the expiration date of outstanding stock options granted in July 2009 from April 8, 2015 to June 30, 2015. The modification affected 58 employees but did not result in any incremental compensation cost. During the fourth quarter of 2015, the Company modified the performance conditions of outstanding stock options and PSUs granted in July 2013 and 2014, as the original vesting conditions were not expected to be satisfied. The modification affected 223 employees and resulted in $14.6 million of incremental compensation cost. Stock-Based Compensation Expense Total compensation cost for the Company s stock-based compensation plans is recorded based on the employees respective functions as detailed below. For the year ended December 31, ($ thousands) 2017 2016 2015 Cost of product sales (8) 330 675 Research and development 58 2,410 4,223 Transaction (income) expense, net 14,867 Income tax benefit 975 7,846 15,349 Compensation cost recorded in transaction (income) expense, net, relates to the acceleration of unvested RSUs upon termination of employment following the acquisition of IGT. Annual Reports and Accounts 2017 Page 1 153 Total stock-based compensation, net of tax 3,72918,50020,718 Stock-based compensation expense before income taxes4,70426,34636,067 4,70426,34621,200 Selling, general and administrative4,62822,30415,700 Cost of services261,302602

22. Other (Expense) Income, Net

The components of other (expense) income, net are as follows:

	For the year ended December 31,		
($ thousands)	2017	2016	2015
Tender premium	(37,793)	—	—
Unamortized debt premium	12,394	—	—
Swap	705	—	—
Fees	(1,039)	—	—
7.500% Senior Secured Notes due 2019	(25,733)	—	—
Unamortized debt issuance costs	(7,307)	—	—
Revolving Credit Facilities due 2021	(7,307)	—	—
Third-party fees and costs	(2,380)	—	—
Term Loan Facility due 2023	(2,380)	—	—
Gain (loss) on interest rate swaps	3,827	(5,220)	—
6.250% Senior Secured Notes due 2022	3,827	(5,220)	—
Tender premium	—	—	(73,376)
Unamortized debt issuance cost	—	—	(4,295)
Fees	—	—	(2,040)
Capital Securities	—	—	(79,711)
Unamortized debt issuance cost	—	—	(34,526)
Fees	—	—	(3,640)
Bridge Facility	—	—	(38,166)
Total debt related	(31,593)	(5,220)	(117,877)
Gain on sale of available-for-sale investment	—	20,365	—
Other	(1,800)	3,220	(4,418)
	(33,393)	18,365	(122,295)

As discussed in Note 13, *Debt*, the Company completed several debt transactions in 2017, including the purchase of a portion of the 7.500% Senior Secured Notes due 2019 that resulted in a $25.7 million loss on early extinguishment of debt.

In 2016, the Company sold an available-for-sale investment in the Italy segment for approximately $23.9 million and recognized a gain on sale of $20.4 million.

In 2015, in anticipation of the acquisition of IGT, the Company completed several debt transactions that resulted in $117.9 million of expense.

Annual Reports and Accounts 2017 Page | 154

23. Earnings Per Share Basic (loss) earnings per share is computed on the basis of the weighted-average number of common stock outstanding during the period. Diluted (loss) earnings per share is computed on the basis of the basic weighted-average shares plus the effect of potentially dilutive securities outstanding during the period using the treasury stock method. Potentially dilutive securities include outstanding stock options and unvested PSUs and RSUs. The following table presents the computation of basic and diluted (loss) earnings per share: For the year ended December 31, ($ and shares in thousands, except per share amounts) 2017 2016 2015 Net (loss) income attributable to IGT PLC (1,068,576) 211,337 (75,574) Denominator: Incremental shares under stock based compensation plans 703 Diluted (loss) earnings per share attributable to IGT PLC (5.26) 1.05 (0.39) Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full year, and therefore, the effect would have been antidilutive. In addition, during years when the Company is in a net loss position, certain outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect due to the net loss position of the Company. For the years ended December 31, 2017 and 2015, 0.4 million and 2.6 million stock options and unvested restricted stock awards, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect. Annual Reports and Accounts 2017 Page 1 155 Basic (loss) earnings per share attributable to IGT PLC(5.26)1.05(0.39) Weighted-average shares, diluted 203,130202,214192,398 Weighted-average shares, basic203,130201,511192,398 Numerator:

24. Related Party Transactions The Company engages in business transactions with certain related parties which include (i) entities and individuals capable of exercising control, joint control, or significant influence over the Company, (ii) De Agostini or entities directly or indirectly controlled by De Agostini and (iii) unconsolidated subsidiaries or joint ventures of the Company. Members of the Company s Board of Directors, executives with authority for planning, directing and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. The Company may make investments in such entities, enter into transactions with such entities, or both. Investments in Related Parties From time to time, the Company makes strategic investments in publicly traded and privately held companies that develop software, hardware, and other technologies or provide services supporting its technologies. The Company may also purchase from or make sales to these organizations. Ringmaster S.r.l. The Company has a 50% interest in Ringmaster S.r.l., an Italian joint venture, which is accounted for using the equity method of accounting. Ringmaster S.r.l. provides software development services for the Company s interactive gaming business pursuant to an agreement dated December 7, 2011. The Company's investment in Ringmaster S.r.l. was $0.8 million and $0.6 million at December 31, 2017 and 2016, respectively. Yeonama Holdings Co. Limited and OPAP S.A. The Company has a 30% interest in Yeonama Holdings Co. Limited (Yeonama), which is accounted for at cost. Yeonama is a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A. (OPAP), the Greek gaming and football betting operator. Marco Sala, Chief Executive Officer of the Company and Board member, is a member of the board of directors of OPAP. The Company's investment in Yeonama was $23.1 million and $20.3 million at December 31, 2017 and 2016, respectively. The Company provides sports betting and player account management systems to OPAP S.A. The Company is also a technology provider of VLT central systems to OPAP S.A. Connect Ventures One LP and Connect Ventures Two LP The Company has held investments in Connect Ventures One LP and Connect Ventures Two LP (the Connect Ventures) since 2011 and 2015, respectively. The Connect Ventures are venture capital funds which target early stage investment operations, with the legal status of limited partnership under English law. Each fund is considered a related party because at least one key figure in the fund s management is related to a number of leading representatives of De Agostini S.p.A., as well as directors of the Company. The Company s investment in Connect Ventures One LP was $4.7 million and $4.2 million at December 31, 2017 and 2016, respectively. The Company accounts for this investment as an available-for-sale investment. The Company s investment in Connect Ventures Two LP was $3.8 million and $1.7 million at December 31, 2017 and 2016, respectively. The Company accounts for its investment as an available-for-sale investment. Annual Reports and Accounts 2017 Page 1 156

Transactions with Related Parties De Agostini Group The Company is majority owned by De Agostini S.p.A. Amounts receivable from De Agostini S.p.A. and subsidiaries of De Agostini S.p.A. (De Agostini Group) are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented. In addition, certain Italian subsidiaries of the Company have a tax unit agreement with De Agostini S.p.A. pursuant to which De Agostini S.p.A. consolidates certain Italian subsidiaries of De Agostini S.p.A. for the collection and payment of taxes to the Italian tax authority. Autogrill S.p.A. Gianmario Tondato da Ruos, a member of the board of directors of the Parent, is Chief Executive Officer and a director of Autogrill S.p.A. (Autogrill), a global operator of food and beverage services for travelers. Autogrill has a contract with the Company to sell scratch and win and lottery tickets in Italy. Assicurazioni Generali S.p.A. Assicurazioni Generali S.p.A. (Generali) is a related party of the Company as the Vice-Chairman of the Board also serves on Generali s board of directors. In 2012, the Company entered into a lease agreement to lease the Company s facility in Rome, Italy from a wholly-owned subsidiary of Generali. Willis Towers Watson A Board member, James McCann, is a member of the board of directors of Willis Towers Watson (previously Willis Group Holdings PLC) (Willis Towers), a global firm with offerings from insurance and reinsurance to retirement planning and health-care consulting. Another Board member, Sir Jeremy Hanley, was a member of the board of directors of Willis Ltd., a subsidiary of Willis Towers until February 2017. Effective November 1, 2017, Sir Jeremy Hanley retired from the Board and from his roles on the Audit Committee and the Nominating and Corporate Governance Committee. Willis Towers currently acts as a broker for the Company s insurance needs. Employment Arrangement Enrico Drago, the son of Board member Marco Drago, was the CEO and a board member of the Company s wholly owned subsidiary Lottomatica S.p.A. and a board member of Lottoitalia. On March 29, 2017, he resigned as CEO and board member of Lottomatica S.p.A. and on April 21, 2017, he resigned as a board member of Lottoitalia. Enrico Drago continues to work for the Company in a management position within the North America Gaming and Interactive business segment. Annual Reports and Accounts 2017 Page 1 157 ummary of Related Party Transactions Amounts receivable from and payable to related parties are as follows: December 31, ($ thousands) 2017 2016 De Agostini Group 65 71 Trade receivables 7,374 10,970 OPAP S.A. 6,888 1,597 Trade receivables 176 Trade payables 10,974 27,578 Autogrill S.p.A. 915 365 Trade payables 6,404 2,454 OPAP S.A. 340 Total related party payables 38,306 103,313 Annual Reports and Accounts 2017 Page 1 158 Trade payables340 Ringmaster S.r.l.6,4042,454 Trade payables915365 De Agostini Group30,647100,494 Tax related payables19,67372,916 Total related party receivables14,50312,638 Ringmaster S.r.l.176 Trade receivables6,8881,597 Autogrill S.p.A.7,37410,970 Trade receivables6571

The following table sets forth transactions with related parties:

($ thousands)	For the year ended December 31, 2017	2016	2015
Service revenue and product sales			
OPAP S.A.	37,512	4,437	4,036
Ringmaster S.r.l.	136	156	239
Autogrill S.p.A.	55	59	6,060
De Agostini Group	20	19	21
	37,723	4,671	10,356
Operating costs			
Ringmaster S.r.l.	10,940	9,535	12,651
Assicurazioni Generali S.p.A.	3,765	3,102	3,003
Autogrill S.p.A.	2,391	678	—
Willis Towers Watson	550	550	5,000
OPAP S.A.	11	87	—
De Agostini Group	120	57	569
	17,777	14,009	21,223

Key Management Personnel - Officer Compensation

Name	Salary ($) (3)	Bonus ($)	Equity Awards ($)(1)	Other ($)(2)	Total ($)
Marco Sala, Chief Executive Officer	887,588	1,832,250	4,446,893	3,973,998	11,140,729
Other Executive Officers	4,663,248	5,043,969	5,716,884	4,457,755	19,881,856

1 Represents the GAAP grant date fair value of equity compensation vested during fiscal year 2017.

2 Represents the value of health and welfare benefits received by the executive officers during 2017 (including medical, dental, disability, life insurance, relocation, tax preparation, and retirement benefits). Also includes car allowances, housing allowances, and perquisites. 2017 benefits payment includes an increase in U.K./ Foreign Tax Allowance/ Payments due to a higher STI payout made in the U.K. during the calendar year of 2017, a higher LTI vesting value in calendar year 2017 and exchange rate fluctuation. The Foreign Tax Allow/ Payments for Marco Sala is $3,368,281 grossed up

3 Marco Sala's salary is $1,000,000. He is paid 70% in the U.K. in pounds sterling (converted at an FX rate 1.2882) and 30% in Italy in euros (converted at an FX rate 1.1295). This payment arrangement will require periodic true up to ensure he is paid $1,000,000.

Annual Reports and Accounts 2017 Page | 159

25. Auditors' Remuneration

Beginning with the year ended December 31, 2016, PricewaterhouseCoopers LLP (PwC U.S.) is serving as the Company's independent auditor.

"PwC Entities" means PricewaterhouseCoopers LLP, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network.

Aggregate fees for professional services and other services rendered by PwC Entities in 2017 and 2016 were approximately:

	For the year ended December 31,	
($ thousands)	2017	2016
Audit fees	14,582	15,497
Audit-related fees	204	1,660
Tax fees	552	643
All other fees	134	853
	15,472	18,653

- Audit fees consist of fees billed for professional services in connection with the annual financial statements.
- Audit-related fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, agreed upon procedures for certain financial statement areas and are not reported under "Audit fees."
- Tax fees consist of fees billed for professional services for tax planning and compliance.
- All other fees consist of fees billed for services other than those reported above and mainly comprise services in relation to IP royalty audits.

Annual Reports and Accounts 2017 Page | 160

26. The Parent's Directly and Indirectly Owned Subsidiaries

The Parent had the following subsidiaries for the year ended December 31, 2017:

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Acres Gaming Incorporated	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Holding company		100.00	
Anguilla Lottery and Gaming Company Limited	Barrow Building, PO Box 771, The Valley, Anguilla	Lottery operator		100.00	
Antigua Lottery Company Limited	Fitzgerald House, Church & Cross Streets, St. John's, Antigua	Lottery operator		100.00	
Atronic Australia Pty Ltd	Level 10, 530 Collins Street, Melbourne Victoria 3000, Australia	Gaming machine operator and game designer		100.00	
Atronic Australien GmbH	Ravensberger Straße 41, 32312, Lubbecke, Germany	Casino technology producer and distributor	100.00		
Beijing GTECH Computer Technology Company Limited	R1101-1102, 11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, China	Technical support and software development provider		100.00	
Big Easy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Electronic devices consultancy and gaming hall management		56.00	44.00
BillBird S.A.	ul. KAMIENNA, nr 21, lok., miejsc. KRAKÓW, kod 31-403, poczta KRAKÓW, Poland	Electronic bill payment services		100.00	
BringIt, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Online social gaming provider		100.00	

Annual Reports and Accounts 2017

Page | 161

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Business Venture Investments No 1560 Proprietary Limited	GLMI House, Harlequins Office Park, 164 Totius Street, Groenkloof Pretoria, 0127, South Africa	Lottery technology and lottery support services provider		100.00	
Caribbean Lottery Services, Inc.	2135 (11A) Company Street, Christiansted, St. Croix 00820, U.S. Virgin Islands	Lottery services and financial support provider		100.00	
CartaLis Istituto di Moneta Elettronica S.p.A. (also known as CartaLis IMEL S.p.A.)	Viale del Campo Boario, 56/d Roma, Italy	E-money issuer		85.00	15.00
Casablanca Gaming Group AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187, Sweden	Holding company		100.00	
Casagaming Holding Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Holding company		99.00	1.00
Casagaming Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Inactive company		99.00	1.00
CLS-GTECH Technology (Beijing) Co., Ltd.	2/F Block A, Raycom Info Tech Park, 2 Kexueyuan South Road, Zhong Guan Cun, Haidian District, Beijing, 100190 China	Lottery computer software and hardware developer		100.00	
Consel Consorzio Elis	Via Sandro Sandri, 45, 00159 Roma, Italy	Public services provider		0.10	99.90
Consorzio Lotterie Nazionali	Via Buonconvento, 6 Roma, Italy	National deferred and instant lotteries automated management services		63.00	37.00

Annual Reports and Accounts 2017 Page | 162

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Cox S.r.l.	Centro Direzionale. Isola F/4 Napoli, Italy	License operation and management		100.00	
Cyberview International, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada 89113, United States	Gaming products distributor		100.00	
Data Transfer System Inc.	1209 Orange Street, Wilmington, DE 19801, United States	Equipment and license software provider		100.00	
DoubleDown Interactive B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Holding company		100.00	
Dreamport do Brasil Ltda.	Rua Barão do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil	Gaming, lottery consulting and services provider		100.00	
Dreamport Suffolk Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Minority interest holding company		100.00	
Dreamport, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	Casino video lottery terminal development		100.00	
Eagle Ice AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187. Sweden	Inactive company		100.00	
Entraction Holding AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187. Sweden	Online gaming products and services provider		100.00	
Entraction Mobile AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21. Stockhom. 11187. Sweden	Inactive company		100.00	

Annual Reports and Accounts 2017 Page | 163

of ordinary held by non-interests Lancashire,BB2 6AH, United Lancashire,BB2 6AH, United (Suite 1140) Strait Street, States Annual Reports and Accounts 2017 Page 1 164 Name of entity Address of registered office Nature of Business Proportion of ordinary shares directly held by parent Proportion of ordinary shares held by the Parent Proportion shares controlling (%) (%) (%) Europrint (Promotions) Limited Lancaster House, 52 Preston New Road, Blackburn, Kingdom Newspaper lottery games designer 100.00 Europrint Holdings Limited Lancaster House, 52 Preston New Road, Blackburn, Kingdom Management services provider 100.00 Gaming Productions Holding Limited Vincenti Buildings, 28/19 Valletta VLT1432, Malta Holding company 99.00 1.00 GTECH (Gibraltar) Holdings Limited 23 Portland House, Glacis Road, GX11 1AA, Gibraltar Holding company 100.00 Hudson Alley Software, nc. 179 Christopher Street, New York, NY 10014, United Software solutions provider 100.00 GT (Gibraltar) Solutions Limited 23 Portland House, Glacis Road, GX11 1AA, Gibraltar Management services provider 100.00 GTECH Asia Corporation 1209 Orange Street, Wilmington, DE 19801, United States Holding company 100.00 GTECH Brasil Ltda. Rua Barao do Triunfo, 88 room 1211, Brooklin Paulista, 04602-000, Sao Paulo, Brazil Gaming, lottery consulting and services provider 100.00 GT Far East Pte Ltd 8 Marina Boulevard, #05-02, Marina Bay Financial Centre, 018981, Singapore Lottery terminal maintenance provider 100.00 GT France SARL 19, Boulevard Malesherbes, 75008 Paris, France Software provider, online lottery systems maintenance, and instant ticket validation 100.00 GTECH German Holdings Corporation GmbH Weseler Stra 253, MOnster,48151, Germany Holding company 100.00

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
GTECH Malta Casino Limited	2, Belvedere Court, Triq Il-Qaliet, St. Julians STJ 3255, Malta	Web-based casino gaming provider		99.99	0.01
GTECH Malta Holdings Limited	2, Belvedere Court, Triq Il-Qaliet, St. Julians STJ 3255, Malta	Holding company		99.99	0.01
GTECH Malta Poker Limited	2, Belvedere Court, Triq Il-Qaliet, St. Julians STJ 3255, Malta	Web-based poker provider		99.99	0.01
GTECH Management P.I. Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Maintenance support provider		100.00	
GTECH Mexico S.A. de C.V.	Av. Constituyentes 635, Mexico City, 11810, Mexico	Inactive company		100.00	
GTECH Southern Africa (Pty) Ltd.	Ground Floor, Orbach Place, 261 Oxford Road, Illovo 2196, South Africa	Inactive company		100.00	
IGT Spain Operations, S.A. f/k/a GTECH Spain S.A.	El Prat de Llobregat, Calle Selva 12, planta 1a, Modulo A2 08820, Barcelona, Spain	Gambling marketing and operations		100.00	
IGT SWEDEN AB f/k/a GTECH Sweden AB	Halsingegatan 40 12tr, 113 43 Stockholm, Sweden	Manufacturer, builder and supplier		100.00	
IGT Sweden Interactive AB f/k/a GTECH Sweden Interactive AB	Box 3243, 350 53 Vaxjo, Sweden	Gaming systems provider		100.00	
GTECH Ukraine	3-A Leiptsygska Street, Kyiv, Ukraine	Manufacturer, builder and supplier		100.00	
IGT VIA DOMINNICAN REPUBLIC SAS f/k/a GTECH VIA DR, SAS	Avenida Estrella Sadhala, Esquina Bartolome Colon, Edificio Hache, Primer Piso, Santiago, Dominican Republic	Commercial services provider		100.00	

Annual Reports and Accounts 2017
Page | 165

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
GTECH WaterPlace Park Company, LLC	1209 Orange Street, Wilmington, DE 19801, United States	Shell company		100.00	
GTECH West Africa Lottery Limited	98, Awolowo Road, Ikoyi, Nigeria	Lottery infrastructure developer		100.00	
I.G.T. - Argentina S.A.	Hipolito Alferez Bouchard 4191, Optima Park Tower, 5to piso - Munro, Argentina	Sales and service provider		96.67	3.33
I.G.T. (Australia) Pty Limited	Level 5, 11 Talavera Road, Macquarie Park, NSW 2113 Australia	Gaming device manufacturer and distributor		100.00	
IGT	9295 Prototype Drive Reno, Nevada 89113, United States	Gaming device manufacturer and distributor		100.00	
IGT - U.K. Group Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Holding company		100.00	
IGT (Alderney 1) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	Internet gaming software provider and operator		100.00	
IGT (Alderney 2) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	Internet gaming software provider and operator		100.00	
IGT (Alderney 4) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	Internet gaming software provider and operator		100.00	
IGT (Alderney 5) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	Inactive company		100.00	
IGT (Alderney 7) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	Internet gaming software provider and operator.		100.00	

Annual Reports and Accounts 2017 Page | 166

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT (Alderney) Limited	Inchalla, Le Val, GY93UL, Alderney, Bristish Channel Islands	Incurs operating costs		100.00	
IGT (Gibraltar) Limited	57 - 63 Line Wall Road, Gibraltar	Internet gaming software provider and operator		100.00	
IGT (UK 1) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Internet gaming software provider and operator		100.00	
IGT (UK 2) Limited	Quay West Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Lottery and mobile gaming provider		100.00	
IGT Asia - Macau, S.A.	Avenida Comercial de Macau, nos. 251A-301, AIA Tower, 21/F, Room 2101, Macau, China	Market gaming provider		99.92	0.08
IGT ASIA PTE. LTD.	1 Changi North St 1, 02-01 and 02-03, 498789, Singapore	Gaming equipment distributor and manufacturer		100.00	
IGT Asiatic Development Limited	Jayla Place, Wickhams Cay I, Road Town, Tortola, British Virgin Islands	Computer hardware and computer software provider		100.00	
IGT Australasia Corporation f/k/a GTECH Australasia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery system maintenance services provider		100.00	
IGT Austria GmbH f/k/a GTECH Austria GmbH	Seering 13-14, 8141 Unterpremstätten, Austria	Gaming manufacturer		100.00	
IGT Canada Solutions ULC f/k/a GTECH Canada ULC	1959 Upper Water Street, Suite 900, Halifax B3J 3N2 Nova Scotia, Canada	Video lottery games developer and manufacturer	100.00		
IGT Colombia Ltda. f/k/a GTECH Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	Commercial services		100.00	

Annual Reports and Accounts 2017

Page | 167

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT Colombia Solutions S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	Selling slot machines	100.00		
IGT Commercial Services, S de R L CV	Avenida Constituyentes 635, 16 de Septiembre, Mexico City, 11810, Mexico	Payment processing		100.00	
IGT Comunicaciones Colombia Ltda. f/k/a GTECH Comunicaciones Colombia Ltda.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	Communication services provider		100.00	
IGT Czech Republic LLC f/k/a GTECH Czech Republic LLC	1209 Orange Street, Wilmington, DE 19801, United States	Maintain operate and manage the assets, equipment and licenses		37.00	63.00
IGT Denmark Corporation f/k/a GTECH Northern Europe Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery support & maintenance services to Danish lottery customer		100.00	
IGT do Brasil Ltda.	Avenida das Nações Unidas, 14171, 15º Andar, City of São Paulo, Brazil	Inactive company		99.99	0.01
IGT Dutch Interactive LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00	
IGT EMEA B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Operate patents and licenses		100.00	
IGT Estonia OÜ	Kawe Plaza, Parnu mnt 15, 10141 Tallinn, Estonia	Customer service provider		100.00	
IGT Foreign Holdings Corporation f/k/a GTECH Foreign Holdings Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Holding company		100.00	
IGT GAMES SAS f/k/a GTECH SAS	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	Execution of licensing contracts		100.00	

Annual Reports and Accounts 2017

Page | 168

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT Germany Gaming GmbH f/k/a GTECH Germany GmbH	Weseler Straß 253, 48151, Mûnster, Germany	Slot machines and casino systems manufacturer and distributor		100.00	
IGT Germany GmbH f/k/a GTECH GmbH	Weseler Straß 253, 48151, Mûnster, Germany	Computer gambling systems provider		100.00	
IGT Global Services Limited f/k/a GTECH Global Services Corporation Limited	Grigori Afxentiou, 27, 6021, Lamaca, Cyprus	Systems support services		100.00	
IGT Global Solutions Corporation f/k/a GTECH Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Gaming technology and services company		100.00	
IGT Hong Kong Limited	26th Floor, No. 8 Queen's Road Central. Hong Kong, China	Gaming equipment marketer and distributor		100.00	
IGT India Private Limited f/k/a GTECH India Private Limited	2nd Floor, NCC House, Sy. No. 64, Madhapur, Hyderabad, Kurnool, Telangana 500081, India	Software development services provider		100.00	
IGT Indiana LLC f/k/a GTECH Indiana, LLC	150 West Market Street, Suite 800, Indianapolis, IN 46204, United States	Lottery system and support services provider		100.00	
IGT Interactive (Malta) Holding Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Holding company		99.00	1.00
IGT Interactive (Sweden) AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21, Stockhom, 11187, Sweden	Systems and software developer and distributor		100.00	
IGT Interactive C.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Holding company		35.83	64.17

Annual Reports and Accounts 2017

Page | 169

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT Interactive Emop (Malta) Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Gaming operator		99.00	1.00
IGT Interactive Holdings 2 C.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	Holding company		86.17	13.83
IGT Interactive Investment (Malta) Holding Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Inactive company		99.00	1.00
IGT Interactive Network (Malta) Holding Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Holding company		99.00	1.00
IGT Interactive Network (Malta) Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Inactive company		99.00	1.00
IGT Interactive Operation (Malta) Ltd	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Inactive company		99.00	1.00
IGT Interactive, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Internet gaming software provider and operator		100.00	
IGT International Holdings 1 LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00	
IGT International Treasury B.V.	Galwin 2, 1046 AW, Amsterdam, Netherlands	Holding company		100.00	
IGT International Treasury Holding LLC	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00	
IGT Ireland Operations Limited f/k/a GTECH Ireland Operations Limited	Riverside One, Sir John Rogerson's Quay, Dublin 2, Ireland	Gaming and lottery technology provider		100.00	

Annual Reports and Accounts 2017

Page | 170

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT Italia Gaming Machines Solutions S.r.l. f/k/a Spielo International Italy S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Video lotteries machines		100.00	
IGT Japan K.K.	Oak Minami-Azabu Building 2F, 3-19-23 Minami-Azabu, Minato-ku, Tokyo, 106-0047, Japan	Inactive company		100.00	
IGT Juegos S.A.S.	Carrera 45, #108A-50, Piso 5, Bogata, Colombia	Online lottery operator		100.00	
IGT Korea LLC	16th, 17th Fl, Teheran-ro 134, Gangnam-gu, Seoul, Korea	Gaming and lottery software and hardware		100.00	
IGT Latin America Corporation f/k/a GTECH Latin America Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery system and support services provider		80.00	20.00
IGT Mexico Lottery S. De R.L. de C.V. f/k/a GTECH Servicios de Mexico, S. de R.L. de C.V.	Rio Marine, No. 19, 5º. Piso, Col. Cuauhtemoc, Mexico	Lotteries, betting and gambling services provider		100.00	
IGT Monaco S.A.M. f/k/a GTECH Monaco S.A.M. f/k/a Spielo International Monaco S.A.M.	7, Rue Du Gabian, Le Gildo Pastor-Bloc C-8 ETG-Nº 22, 98000, Monaco	Industrial, commercial, financial, securities and real estate operations		98.00	2.00
IGT Peru Solutions S.A. f/k/a GTECH Peru S.A. f/k/a Spielo International Peru S.A.	Av. Manuel Olguin, Officina 1001-1002, Santiago de Surco, Lima, Peru	Terminal assembly, production and distribution		100.00	
IGT Poland Sp. zoo.o f/k/a GTECH Poland Sp. z o.o.	AL. JEROZOLIMSKIE, nr 92, 00-807, Warsaw, Poland	Telecommunication network design and installation		100.00	

Annual Reports and Accounts 2017
Page | 171

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT Slovakia Corporation f/k/a GTECH Slovakia Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Lottery system and support services provider		100.00	
IGT Spain Lottery S.L. f/k/a GTECH Global Lottery S.L.	El Prat de Llobregat, Barcelona 08820, Spain	Lotteries, bets, draws, combinations at random provider		100.00	
IGT Sweden Investment AB f/k/a GTECH Sweden Investment AB	Honnorsgatan 2, Vaxjo 35053, Sweden	Provides employees with share-based incentive compensation		100.00	
IGT Technology Development (Beijing) Co. Ltd.	11F, Viva Plaza, No. 29 Suzhou Street, Haidian District, Beijing 100080, P.R. China	Game software and system software development		100.00	
IGT Turkey Teknik Hizmetler Ve Musavirlik Anonim f/k/a GTECH Avrasya Teknik Hizmetler Ve Musavirlik A.S.	Nasuh Akar Mah. Turkocagi cad. 1400. sok. No: 34/2, Balgat, Ankara, Turkey	Hardware and software systems operator		99.90	0.10
IGT U.K. Limited f/k/a GTECH U.K. Limited	1st Floor Building, 3 Croxley Green Business Park, Hatters Lane, Watford, WD18 8YG, United Kingdom	Games and lottery provider		100.00	
IGT UK Games Limited f/k/a GTECH UK Games Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	Online interactive betting games provider		100.00	
IGT UK Interactive Holdings Limited f/k/a GTECH Sports Betting Solutions Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	Manufacturer, builder and supplier		100.00	
IGT UK Interactive Limited f/k/a GTECH UK Interactive Limited	3rd Floor 10 Finsbury Square, London, EC2A 1AF, United Kingdom	Sports betting systems provider		100.00	

Annual Reports and Accounts 2017 Page | 172

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
IGT Worldwide Services Corporation f/k/a GTECH Worldwide Services Corporation	1209 Orange Street, Wilmington, DE 19801, United States	Employment services		100.00	
IGT-Canada Inc.	600-1134 Grande Allee O, bureau 600, Quebec (Quebec) G1S1E5, Canada	Gaming services provider		100.00	
IGT-China, Inc.	160 Greentree Drive, Suite 101, Dover, DE 19904, United States	Holding company		100.00	
IGT-Europe B.V.	Galwin 2, 1046 AW Amsterdam, Netherlands	Distribution and sales		100.00	
IGT-Íslandi ehf. (IGT-Iceland plc)	Sigtúni 3800, Selfoss, Iceland	Distribution		100.00	
IGT-Latvia SIA	Krisjana Valdemara Street 33-19. Riga, Latvia	Technical service provider		100.00	
IGT-Mexicana de Juegos, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	Commercialisation of gaming machines and software		99.99	0.01
IGT-UK Gaming Limited	Quay West, Trafford Wharf Road, Trafford Park, Manchester, M17 1HH, United Kingdom	Casino market product distribution		100.00	
Innoka Oy	Rajatorpantie 41 C 01640 Vantaa, Finland	Lottery applications and games developer		81.00	19.00
Interactive Games International Limited	Lancaster House, 52 Preston New Road, Blackburn, BB2 6AH, United Kingdom	Development, marketing and sale of interactive media games and lottery		100.00	
International Game Technology	9295 Prototype Drive Reno, Nevada 89113, United States	Holding company of the legacy IGT	100.00		

Annual Reports and Accounts 2017 Page | 173

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
International Game Technology (NZ) Limited	Birchwood Park, Unit 4, 483 Hutt Road, Lower Hutt, New Zeland	Product support provider		100.00	
International Game Technology España, S.L.	Pza de Pablo Ruiz Picasso 1, Torre Picasso, 5, 28020, Madrid, Spain	Amusement with prize design and development		100.00	
International Game Technology S.R.L.	Av. Manuel Olguín 511, oficina 1001-1002, Santiago de Surco, Lima, Peru	Products marketing and distribution		99.99	0.01
International Game Technology Services Limited	27 Grigori, 6021, Larnaca, Cyprus	Lottery and gaming systems support	100.00		
International Game Technology-Africa (Pty) Ltd.	2 Brands Hatch Close, Corner Indianapolis St, Kyalami Business Park, Midrand 1685, South Africa	Distributor and operator		100.00	
Leeward Islands Lottery Holding Company, Inc.	C18, The Sands Complex, Bay Road, Basseterre, St. Christopher, St. Kitts	Holding company		100.00	
LIS Istituto di Pagamento S.p.A.	Via Staro, 4 - Milano, Italy	Payment services and activities		100.00	
Lotterie Nazionali S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Automated management services		64.00	36.00
Lottery Equipment Company	39 Predslavynska Street, Kyiv, 03150, Ukraine	In liquidation		100.00	
Lottoitalia S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Lottery and gaming management		61.50	38.50
Lottomatica Giochi e Partecipazioni S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Undertaking and management of stock interests	100.00		
Lottomatica Holding S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Organization, management of traditional games and/or lotteries		100.00	

Annual Reports and Accounts 2017

Page | 174

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Lottomatica Italia Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	Management of automated services		100.00	
Lottomatica S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	Management of automated Lotto services		100.00	
Lottomatica Scommesse S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	License operation and management		100.00	
Lottomatica Videolot Rete S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	Operational management of the network for the management of gaming		100.00	
Loxley GTECH Technology Co., Ltd	102 Na Ranong Road, Klongtoey, Bangkok Metropolis, Thailand	Computer products and systems sales and leasing		49.00	51.00
Neurosoft S.A.	466, Irakliou Avenue & Kiprou str., 141 22 Iraklio, Attica, Greece	Technology consultancy		16.32	83.68
Northstar Lottery Group, LLC	208 South LaSalle Street, Suite 814, Chicago, IL 60601, United States	Lottery operations		80.00	20.00
Northstar New Jersey Holding Company, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	Holding Company		50.15	49.85
Northstar New Jersey Lottery Group, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	Lottery management services		82.31	17.69
Northstar SupplyCo New Jersey, LLC	820 Bear Tavern Road, West Trenton, NJ 08628, United States	Goods and services provider		70.00	30.00
Online Transaction Technologies SARL a Associe Unique	Twin Center, Tour A Angle Bd Zerktouni et Al Massira El Khadra, Casablanca, Morocco	Inactive company		100.00	
Optima Gaming Service S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Gaming apparel management		100.00	

Annual Reports and Accounts 2017 Page | 175

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Orbita S.p. z o.o.	ul. KAMIENNA, nr 21, KRAKOW, 31-403, Poland	Machine repair and maintenance		100.00	
Oy GTECH Finland Ab	c/o Veikkaus Oy, Karhunkierros 4, 01009 Veikkaus, Vantaa, Finland	Games and lotteries installation		100.00	
PCC Giochi e Servizi S.p.A.	Viale del Campo Boario, 56/d Roma, Italy	Printed documents, forms and value papers sales and production		100.00	
Playyoo SA	Via Cantonale 19, Lugano 6900, Switzerland	Software, applications and information services development		100.00	
Poker Provider Limited	Vincenti Buildings, 28/19 (Suite 1140) Strait Street, Valletta VLT1432, Malta	Holding company		99.00	1.00
Powerhouse Technologies, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	Inactive company		100.00	
Probability Games Corporation Limited	c/o Cork Gully LLP, 52 Brook Street, London, W1K 5DS, United Kingdom	Information technology consultancy		100.00	
Probability (Gibraltar) Limited	Suite 23, Portland House Glacis Road, GX11 1AA, Gibraltar	B2C Mobile online gaming		100.00	
Prodigal Lottery Services, N.V.	Walter J.A. Nisbeth Road, 63 Philipsburg, St. Maarten	Lottery business operations		100.00	
Retail Display and Service Handlers, LLC	1209 Orange Street, Wilmington, DE 19801, United States	Lottery provider		100.00	
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	Software and hardware production, development and maintenance		50.00	50.00
SED Multitel S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Telecommunication services implementation and management		100.00	

Annual Reports and Accounts 2017 Page | 176

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Andres Bello 45 Piso 14, Col. Polanco, Chapultepec, Deleg. Miguel Hidalgo, D.F.C.P. 11560, Mexico	Lease office space and provide services to customers		100.00	
Siam GTECH Company Limited	No. 102, 16th Floor, Na Ranong Road, Klongtoey District, Bangkok, Thailand	Computer hardware and software provider		99.96	0.04
Spielo International Argentina S.r.l.	Paraguay 1365, Piso 4 Officiana 28, C1057AAU Buenos Aires, Argentina	Computer hardware and software provider		86.54	13.46
St. Kitts and Nevis Lottery Company, Ltd.	C18, The Sands Complex, Bay Road, Basseterre, St. Kitts	Lottery operator		100.00	
Surfit i Nacka AB	Mannheimer Swartling Advokatbyrå, Norrlansgatan 21, Stockhom, 11187, Sweden	Inactive company		100.00	
Technology and Security Printing S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Gaming books and magazines printing and production		100.00	
Technology Risk Management Services, Inc.	1209 Orange Street, Wilmington, DE 19801, United States	Insurance reinsurer		100.00	
UTE LOGISTA IGT f/k/a UTE Logista-GTECH, Law 18/1982, No. 1	Trigo nº 39, Polfgono Industrial Polvoranca, Leganés, Madrid, 18104 Spain	Rendering of services to charitable organisations		50.00	50.00
VIA TECH Servicios SpA	Isadora Goyenechea, 3447 Piso 19, 2215-21, Las Condes, Santiago, Chile	Instant tickets producer		100.00	
VLC, Inc.	6355 South Buffalo Drive, Las Vegas, Nevada, 89113, United States	Video gaming devices manufacturer and distributor		100.00	

Annual Reports and Accounts 2017

Page | 177

Name of entity	Address of registered office	Nature of Business	Proportion of ordinary shares directly held by parent	Proportion of ordinary shares held by the Parent	Proportion of ordinary shares held by non-controlling interests
			(%)	(%)	(%)
Zest Gaming España S.L.	Calle Caspe 155-157 Barcelona, 8013, Spain	Video bingo	100.00		
ZEST GAMING MÉXICO, S.A. DE C.V.	Campos Eliseos169, Col. Polanco, Mexico City, 11560, Mexico	Video bingo		100.00	
Joint Ventures					
CLS-GTECH Company Limited	PO Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Holding and provision of technical services		50.00	50.00
Technology and Security Printing S.r.l.	Viale del Campo Boario, 56/d Roma, Italy	Inactive company		50.00	50.00
Telling IGT Information Technology (Shenzhen) Co., Ltd.	503D, Tian An Chuangxin Keji Square (Phase II) East Block, the Interchange of Binhe Road and Xiangmihu Road, Shatou Street, Futian District, Shenzhen, China	Wholesale and retail of computer hardware, software and related equipment		49.00	51.00
Associates					
Ringmaster S.r.l.	Corso Francia, 110 - Torino, Italy	Computer technology services		50.00	50.00
Yeonama Holdings Co. Limited	Nicosia Tower Center, 8th Floor, Vyronos 36, Nicosia 1506, Cyprus	Holding company		30.00	70.00

Annual Reports and Accounts 2017 Page | 178

INDEX TO COMPANY FINANCIAL STATEMENTS Company Balance Sheets Company Income Statements Company Statements of Comprehensive Income Company Statements of Cash Flows Company Statement of Changes in Equity Notes to Company Financial Statements 180 181 182 183 184 185 Annual Reports and Accounts 2017 Page 1 179

International Game Technology PLC
Company Balance Sheets
($ thousands)

	Note	December 31, 2017	December 31, 2016
ASSETS			
Non Current assets:			
Property, plant and equipment, net		1,724	2,057
Non current financial assets		19,068	17,894
Deferred income taxes		25	4,827
Investments in subsidiaries	5	4,244,416	3,995,618
Loans receivable from related parties	6	6,793,337	7,437,919
Total non current assets		11,058,570	11,458,315
Cash and cash equivalents		692,894	29,904
Other current assets		2,882	3,803
Income Tax Receivable		1,080	—
Current financial assets		479	1,079
Receivables from related parties	6	34,890	9,186
Loans receivable from related parties	6	551,959	57,934
Total current assets		1,284,184	101,906
Total assets		12,342,754	11,560,221
EQUITY AND LIABILITIES			
Equity			
Share Capital	8	20,344	20,228
Share Premium		21,002	18,930
Retained earnings	8	3,480,825	3,605,004
Other reserves		150,291	151,192
Total equity		3,672,462	3,795,354
Non current liabilities			
Long term debt, less current portion	7	7,351,652	6,295,974
Deferred income taxes		25	—
Loans payable to related parties	6	126,582	476,426
Non current financial liabilities		16,061	14,865
Total non-current liabilities		7,494,320	6,787,265
Accounts payable		13,704	15,640
Other current liabilities		179,205	161,665
Current portion of long term debt	7	599,061	—
Loans payable to related parties	6	260,498	782,830
Payables to related parties	6	118,386	14,718
Current financial liabilities		5,118	—
Income taxes payable		—	2,749
Total current liabilities		1,175,972	977,602
Total liabilities		8,670,292	7,764,867
Total equity and liabilities		12,342,754	11,560,221

The accompanying notes are an integral part of these Company financial statements.

These Company financial statements were approved by the Board of Directors on March 22, 2018 and signed on its behalf on March 22, 2018 by:

Marco Sala
Chief Executive Officer
Company registration number: 09127533

Annual Reports and Accounts 2017 Page | 180

International Game Technology PLC Company Income Statements ($ thousands) For the years ended December 31 The accompanying notes are an integral part of these Company financial statements.

International Game Technology PLC Company Statements of Comprehensive Income ($ thousands) For the years ended December 31

International Game Technology PLC Company Statements of Cash Flows ($ thousands) Operating activities For the years ended December 31 Note 2017 2016 Profit before income tax 56,131 112,435 Adjustments for: Interest expense 394,504 379,208 Non-cash foreign exchange gain (loss), net 388,962 (98,564) Related party interest expense 6 18,536 30,737 Share based payment expense 13 3,447 5,384 Depreciation 345 336 Interest income (67) (15) Zest contingent consideration (2,059) Income taxes paid (5,093) (14,690) Related party interest income 6 (440,842) (471,489) Cash flows before changes in operating assets and liabilities 413,864 (56,658) Changes in operating assets and liabilities: Amounts from/due to related parties 57,084 (3,115) Accounts payable 1,584 (1,424) Other assets and liabilities (5,152) 18,805 Net cash flows provided by (used in) operating activities 467,380 (42,392) Investing activities Investment in subsidiaries (252,289) (12,912) Investment in available for sale securities (3,320) (1,734) Capital expenditures (12) (68) Interest received 67 15 Related party loans receivable, net 418,219 207,754 Net cash flows provided by investing activities 162,665 193,055 Financing activities Related party loans payable, net (987,168) 34,358 Interest paid (346,730) (361,160) Dividends paid (162,528) (161,179) Principal payments on long-term debt (101,533) (145,952) Debt issuance costs paid (16,378) (10,239) Related party interest paid (12,929) Proceeds from share options 21 12,699 Proceeds from cash flow hedges 664 Related party interest received 341,431 468,794 Proceeds from issuance of long-term debt 1,293,190 Net cash flows provided by (used in) financing activities 20,969 (175,608) Net increase (decrease) in cash and cash equivalents 651,014 (24,945) Effect of exchange rate changes on cash 11,976 864 Cash and cash equivalents at the beginning of the year 29,904 53,985 Cash and cash equivalents at the end of the year 692,894 29,904 The accompanying notes are an integral part of these Company financial statements.

Annual Reports and Accounts 2017 Page 1 184 Retained The accompanying notes are an integral part of these Company financial statements.

Notes to Company Financial Statements 1. General Information As indicated in the Strategic Report, International Game Technology PLC (the Company) is a public limited company incorporated in England and Wales. The Company is the successor to GTECH S.p.A., a societa per azioni incorporated under the laws of Italy (GTECH) and the sole shareholder of International Game Technology, a Nevada corporation (IGT). The Company s registered office is located at 2nd Floor, Marble Arch House, 66 Seymour Street, London, W1H 5BT, U.K., with registered number 09127533. On April 7, 2015, GTECH acquired IGT through: •The merger of GTECH with and into the Company (the Holdco Merger); and •The merger of Georgia Worldwide Corporation, a Nevada corporation and a wholly owned subsidiary of the Company with and into IGT (the Subsidiary Merger and, together with the Holdco Merger, the Mergers). Prior to the Mergers, the Company conducted no activities other than those incidental to its formation and essentially had no assets or operations. The principal activities of the Company are to make investments and provide loans to the subsidiaries in the Group.

2. Summary of Significant Accounting Policies The Company's financial statements and accompanying notes, which are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and the Companies Act 2006 applicable to companies reporting under IFRS, reflect the application of significant accounting policies described below and elsewhere in the notes to the Company's financial statements. Basis of Preparation The Company's financial statements have been prepared in accordance with IFRS and the interpretations issued by the IFRS Interpretations Committee. The financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial instruments, and available-for-sale financial investments that have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000) (except share data) unless otherwise indicated. The principal accounting policies have been consistently applied throughout the year. The financial statements are prepared on a going concern basis. Format of the Company's Financial Statements The Company presents assets and liabilities in its balance sheet based on a current/non-current classification. An asset is current when it is: •Expected to be realised or intended to be sold or consumed in a normal operating cycle; •Held primarily for the purpose of trading; •Expected to be realised within 12 months after the reporting period; or •Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current. A liability is current when: •It is expected to be settled in the normal operating cycle; •It is held primarily for the purpose of trading; •It is due to be settled within 12 months after the reporting period; or •There is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. Deferred tax assets and liabilities are classified as non-current assets and non-current liabilities. The income statement is presented using a classification based on the function of expenses, rather than based on the nature of expense, as management believes this presentation provides information that is more relevant. The statement of changes in equity includes only details of transactions with owners. Comprehensive income is presented in two statements: a separate income statement and a statement of comprehensive income.

The statement of cash flows is presented using the indirect method. The Company s principal accounting policies are described below. Use of Estimates The preparation of the Company's financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues, costs, and expenses during the reporting period and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates and judgments relied upon by the Company in preparing these financial statements include the timing of revenue recognition, allowance for doubtful accounts and credit losses, the amount of the provision for income taxes, and the valuation of deferred taxes. Foreign Currency Translation The Company s financial statements are presented in U.S. dollars, its functional currency. Transactions and Balances Transactions in currencies other than the entity s functional currency (foreign currencies) are recognized by the Company at their respective functional currency rates prevailing at the date of the transaction. At the end of each reporting period, foreign currency monetary items are retranslated at the functional currency spot exchange rate in effect at the reporting date. The resulting foreign currency exchange differences are recorded in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Fair Value of Financial Instruments The Company applies the authoritative guidance on fair value measurements for financial assets and liabilities that are measured at fair value on a recurring basis, as well as those financial assets and liabilities that are not measured at fair value but for which fair value is disclosed. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. The guidance establishes a three-tiered fair value hierarchy that prioritises inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows: •Level 1: unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date; •Level 2: inputs that are observable in the marketplace other than those inputs classified as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals, and •Level 3: inputs that are unobservable in the marketplace and significant to the valuation.

Valuation methods and assumptions used to estimate fair value, when quoted market prices are not available, are subject to judgements, and changes in these factors can materially affect fair value estimates. For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The carrying amounts reported in the Company s balance sheets for cash and cash equivalents, accounts receivable, other current assets, accounts payable, and other current liabilities approximate fair value due to relatively short periods to maturity. Debt Issuance Costs and Premiums/Discounts The Company accounts for incremental costs directly attributable to realising the proceeds of a debt issuance (debt issuance costs) and the difference between the net proceeds received upon debt issuance and the amount payable at maturity as adjustments to the carrying amount of the debt on its balance sheets. These adjustments are amortised to interest expense using the effective interest method over the estimated term of the debt, typically the contractual term. Investments in Subsidiaries Investments in subsidiaries are held at cost less accumulated impairment losses, if any. Cash and Cash Equivalents Cash and cash equivalents are composed of cash at banks and on hand and short-term highly liquid investments with an original maturity of 90 days or less. Cash equivalents are stated at cost. Income Taxes Current Income Tax Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated income statement. Management periodically evaluates positions taken in the income tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. Deferred Income Tax Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and •In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered. Deferred income tax liabilities are recognized for all taxable temporary differences, except: •When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and •In respect of taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred income tax relating to items recognized outside income or loss is recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority. Share-based Compensation Share-based compensation represents the cost related to share-based awards granted to directors and employees. The Company measures share-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost as expense, net of estimated forfeitures, over the vesting period. The Company s accounting policy is to follow the tax law ordering approach regarding net operating losses and determining when tax benefits are realised related to excess share option deductions that are recorded to equity. For awards that contain only a service vesting feature, the Company recognizes compensation cost on a straight-line basis over the awards vesting period. For awards with a performance condition, when achievement of the performance condition is deemed probable, the Company recognizes compensation cost on a graded-vesting basis over the awards expected vesting period.

Adoption of New and Revised International Financial Reporting Standards The Company s accounting policies adopted in the preparation of the 2017 financial statements are consistent with those of the previous financial year. International Financial Reporting Standards issued and effective: The Company has considered new guidance applicable in 2017 and has concluded that it does not have a significant impact on the Financial Statements. International Financial Reporting Standards issued but not yet effective: The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they are endorsed and become effective. None of these are expected to have a significant effect on the Company's financial statements: •IFRS 9, Financial instruments which addresses the classification, measurement, and recognition of financial assets and liabilities, was issued in July 2014. IFRS 9 retains and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income, and fair value through profit and loss. The basis of the classification depends on the business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there are no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted; •IFRS 15, Revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contracts with customers. IFRS 15 will only impact revenue that is it not governed by IAS 39. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted; •IFRS 16, Leases sets out the principles for the recognition, measurement, presentation, and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a 'right-of-use asset' for virtually all lease contracts. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance, and cash flows of the entity. The standard replaces IAS 17 Leases and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16; Only IFRS 9, IFRS 15 and IFRS 16 have been endorsed by the European Union. All other standards, amendments, and interpretation above are yet to be endorsed.

None of the other new standards, amendments and interpretations which are effective for period beginning after January 1, 2018 and which have not been adopted early, are expected to have a significant effect on the company financial statements.

3. Fair value of financial assets and liabilities The following tables represent the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2017 and 2016. There are no financial assets and liabilities measured at fair value on a non-recurring basis. As at December 31, 2017 Valuation Techniques and Balance Sheet Presentation Interest rate swaps were calculated by discounting future cash flows using LIBOR rates with an appropriate adjustment for credit risk. Interest rate swaps are presented as current assets and non-current liabilities in the Company's balance sheet. Available for sale investments were valued using quoted market prices when available. Available for sale investments are presented as other non-current assets in the Company's balance sheet.

Financial assets and liabilities not carried at fair value The following tables represent the fair value hierarchy for financial assets and liabilities not measured at fair value at December 31, 2017 and 2016 Carrying As at December 31, 2017 ($ thousands) Value Fair Value Level 1Level 2Level 3Total Loans and Borrowings: Debt7,950,7138,527,2258,527,2258,527,225 Available for Sale Investments: Available for Sale Investments8,5498,5498,5498,549 Carrying As at December 31, 2016 ($ thousands) Value Fair Value Level 1Level 2Level 3Total Loans and Borrowings: Debt6,295,9746,783,5536,783,5536,783,553 Available for Sale Investments: Available for Sale Investments5,8765,8765,8765,876 Valuation Techniques and Balance Sheet Presentation Debt is predominantly level 2 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Revolving facilities and term loans with variable interest rates are level 2 and valued using current interest rates, excluding the effect of debt issuance costs. Carrying values in the table exclude swap adjustment. Other financial assets and financial liabilities Management assessed that the fair value of cash and cash equivalents, other current assets, accounts payable, and other current liabilities approximate their carrying amounts due to the short-term maturities of these instruments. Loans receivable and payable from/to related parties are financial assets and liabilities not measured at fair value and can be considered level 2 in the fair value hierarchy. The carrying value at December 31, 2017 of the non-current loans receivable and payable is lower than fair value based on a third party appraisal.

4. Financial risk management The Company's activities expose it to a variety of risks including interest rate risk, foreign currency exchange rate risk, liquidity risk, and credit risk. The Company's overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages exposure to such risks, as appropriate, as part of the Group's overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on the results of its operations and financial position. The following section provides qualitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place. Interest Rate Risk Our exposure to changes in market interest rates relates primarily to our cash and financial liabilities which bear floating interest rates. Our policy is to manage interest cost using a mix of fixed and variable rate debt. We have historically used various techniques to mitigate the risks associated with future changes in interest rates, including entering into interest rate swap agreements. No sensitivity analysis is included as this is not considered material to the financial statements. Foreign Currency Exchange Rate Risk The Company is exposed to transactional foreign exchange risk when it enters into transactions in a currency other than its functional currency. No sensitivity analysis is included as this is not considered material to the financial statements. Liquidity Risk Liquidity risk is the risk of not being able to fulfill present or future obligations if the Company does not have sufficient funds available to meet such obligations. Liquidity risk arises mostly in relation to cash flows generated and used in working capital and from financing activities, particularly by servicing our debt, in terms of both interest and capital, and our payment obligations relating to our ordinary business activities. We believe that the cash which we generate through dividends, together with our committed borrowing capacity, will be sufficient to meet our financial obligations and operating requirements in the foreseeable future. Therefore, we do not believe that we are exposed to a significant concentration of liquidity risk. At December 31, 2017 and December 31, 2016, the Company's total available liquidity was $2.7 billion and $2.4 billion, respectively. The following table summarises the Company's total available liquidity As at December 31 ($ thousands)20172016

Credit Risk The Company's primary credit risk is mainly derived from cash. The Group maintains cash deposits with only recognized, creditworthy third parties. Credit risk for loans to related parties The Company manages this risk by monitoring the performance of its related party closely and is therefore able to anticipate any potential issues in this respect and plan actions to address these issues. Capital Management The primary goal of the Company's capital management strategy is to ensure strong credit ratings and healthy financial ratios in order to support its business while maximizing corporate value and reducing the Company's financial risks. The Company considers all equity and debt to be managed capital of the Group.

5.Investments in subsidiaries As at December 31 IGT On April 7, 2015, in connection with the Subsidiary Merger, each IGT common share (having a par value of $0.00015625 each) was converted into the right to receive (1) $14.3396 in cash without interest and (2) 0.1819 ordinary shares, nominal value $0.10 per share, in the Company. The final per share merger consideration for the IGT shareholders was determined pursuant to the process outlined in the Merger Agreement, which included the calculation of the Gold Share Trading Price of $20.2379. Lottomatica Holding S.r.l. The Company, as at December 31, 2017, fully owned Lottomatica Holding S.r.l., a company incorporated in Italy on October 6, 2014 as a societa a responsabilita limitata. Lottomatica Holding is the Italian holding company received as part of the net assets transferred in connection with the Holdco Merger in 2015. Lottomatica Holding directly owns all Italian subsidiaries previously transferred from GTECH, as part of the Italian reorganisation in anticipation of the Holdco Merger, by way of in-kind contributions or by way of sale and purchase agreements. Others This includes GTECH German Holdings Corporation GmbH, IGT Canada Solutions ULC, and Lottomatica Giochi e Partecipazioni S.r.l., fully owned companies received as part of the net assets transferred in connection with the Holdco Merger. The increase over 2016 was mainly due to a $240.0 million capital contribution to IGT that occurred in October 2017, and the acquisition of Zest Gaming Mexico S.A. and Zest Gaming Espana S.L.. For a full list of Group Companies see Note 26 of the consolidated financial statements.

6.Related party disclosures Loans receivable from related parties (which includes interest receivable shown as current) are as follows As at December 31 ($ thousands)20172016 IGT The non-current loans receivable outstanding as at December 31, 2017 from IGT are $6.1 billion, mainly detailed as follows •A $3,538.7 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears on April 30 each year. The loan, together with all accrued and unpaid interest, is due on or before April 30, 2027; •A $1,600 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears on April 7 each year. The loan, together with all accrued and unpaid interest, is due on or before April 7, 2027; •A $627.2 million loan receivable outstanding bearing interest at 6.5% per annum, with interest receivable in arrears on May 13 each year. The loan, together with all accrued and unpaid interest, is due on or before May 7, 2027; and •A $362.8 million loan receivable outstanding bearing interest at 5.625% per annum, with interest receivable in arrears on April 7 each year. The loan, together with all accrued and unpaid interest, is due on or before April 7, 2020. Lottomatica Holding S.r.l. The loan receivable outstanding as at December 31, 2017 from Lottomatica Holding is $501.3 million (including current portion) and bears interest at 5.1% per annum, with interest receivable in arrears on January 28 each year. The loan, together with all accrued and unpaid interest, is due on or before January 28, 2025.

Lottomatica S.p.A. The non-current loan receivable outstanding as at December 31, 2017 from Lottomatica S.p.A. is $163.4 million and bears interest at 2% per annum, with interest receivable in arrears on July 31 each year. The loan, together with all accrued and unpaid interest, is due on July 31, 2020. Big Easy S.r.l. The non-current loan receivable outstanding as at December 31, 2017 from Big Easy S.r.l. is $24.9 million and bears interest at 2.15% per annum, with interest receivable in arrears on December 27 each year. The loan, together with all accrued and unpaid interest, is due on December 27, 2020. IGT Global Solutions Corporation The current loan receivable outstanding as at December 31, 2017 from IGT Global Solutions Corporation is $370.3 million and bears interest at 3.6% per annum, with interest receivable in arrears on July 31 each year. The loan, together with all accrued and unpaid interest, is due on July 31, 2018. Other current loans receivable outstanding as at December 31, 2017 have maturity dates between February and October 2018 and interest rates ranging between 2% and 7%. Receivables from related parties are as follows As at December 31 ($ thousands)20172016 Receivables from related parties as at December 31, 2017 primarily resulted from •Receivables from IGT, Lottomatica Holding S.r.l. and IGT Global Solutions Corporation for audit and insurance fees recharges; •Receivables from Lottomatica S.p.A. mainly for debt issuance costs originally incurred by the company (as successor by merger of GTECH) being properly apportioned in connection with the splitting between the entities of the related term loan facility; •Receivables from IGT Alderney for cash pooling activity; and •Receivables from various other entities, mainly including Probability and IGT UK Limited, for cash pooling activity.

Loans payable to related parties (which includes interest payable) are as follows:

	As at December 31	
($ thousands)	2017	2016
Non-current		
IGT Global Services Limited	73,698	64,775
IGT Canada	52,732	—
IGT International Treasury B.V.	152	152
IGT Canada Solutions ULC	—	41,588
Lottomatica Holding S.r.l.	—	369,911
	126,582	476,426
Current		
IGT Global Services Limited	91,253	79,699
IGT Canada Solutions ULC	37,016	—
IGT Mexicana de Juegos, S. de R.L. d S.V.	22,250	23,181
IGT Austria GMBH	16,734	11,759
IGT (Alderney 4) Limited	23,890	9,330
IGT (Gibraltar) Limited	11,341	3,225
Lottomatica S.p.A.	—	312,917
Lottomatica Holding S.r.l.	—	319,511
IGT Canada	—	23,195
IGT International Treasury B.V.	—	13
Various	58,014	—
	260,498	782,830

Loan payables are primarily to:

IGT Global Services Limited

The outstanding loans payable as at December 31, 2017 to IGT Global Services Limited are valued $165.0 million (including current portion), detailed as follows:

- A $87.4 million outstanding loan payable (of which $13.7 million current) bearing interest at 5% per annum, with interest payable in arrears on June 30 each year. The loan, together with all accrued and unpaid interest, is due on or before June 30, 2020; and
- A $77.6 million current loan payable outstanding bearing interest at 3.230% per annum, with interest payable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on or before May 9, 2018.

IGT Canada

The outstanding loan payable as at December 31, 2017 to IGT Canada is valued at $52.7 million and is due on or before December 30, 2020. The loan bears interest at a rate per annum equal to the greatest of the average yield of the Government of Canada 90-day T-bill rates sold during October of the previous year plus January, April and July of the current year (rounded to two decimal places) plus 4%.

Annual Reports and Accounts 2017 Page | 199

IGT Canada Solutions ULC The outstanding loan payable as at December 31, 2017 to IGT Canada Solutions ULC is valued at $37.0 million and bears interest at 4.5% per annum, with interest payable in arrears on or before the maturity date. The loan, together with all accrued and unpaid interest, was due on or before March 3, 2018. Payables to related parties, including guarantee fees, are as follows As at December 31 ($ thousands)20172016 Payables to IGT Global Services Limited, GTECH Sweden Interactive and IGT Gibraltar Limited as at December 31, 2017 resulted from cash pooling activities. Related party income, net, is as follows For the years ended December 31 ($ thousands)20172016 Other income mainly includes audit fees for $11.7 million and insurance fees for $9.2 million recharged to subsidiaries. Other expenses mainly include guarantee fees ($15.6 million) and management fees ($7.1 million) recharges. Dividends were received by Lottomatica Holding ($213.7 million) in January 2017 and by IGT ($250 million) in June 2017. For detailed information on the Remuneration of Key Managerial personnel, see Note 24 of the consolidated financial statements.

7.Debt As at December 31 The pr nc pal balances of each debt obl gat on and a reconc l at on to the balance sheet s as follows: As at December 31, 2017

Other current liabilities

The other current liabilities as at December 31, 2017 are $179.2 million mainly reflecting ($176.4 million) the interest payable on borrowings.

See consolidated fair value of financial assets and liabilities and Debt footnotes (respectively Notes 7 and 13 of the consolidated financial statements) for a table summarising the maturity profile of the Company's related significant debt commitments as at December 31, 2017 and for all other significant fair values of financial assets and liabilities disclosures including a fair value hierarchy.

Annual Reports and Accounts 2017 Page | 202

8. Share capital and retained earnings

	As at December 31
Ordinary shares outstanding, issued and fully paid	
Ordinary shares	203,446,572
USD par value per share	$0.10

Share capital amounts to $20.3 million ($20.2 million at December 31, 2016).

Even though some of the net assets transferred to the Company in connection with the Holdco Merger in 2015 were not investments, merger relief applied in respect of all of the shares issued by the Company and therefore no share premium arose on the transaction. Accordingly, a merger reserve was recognised in 2015 for the difference between the book values of the net assets recognised in the Company and the aggregate nominal value of the newly issued shares. Given that the net assets relating to this merger reserve did not represent qualifying consideration (i.e. the reserve was unrealised), it was determined to capitalise the merger reserve (as such creating share premium reserve) and reduce that capital via a court approved capital reduction in accordance with the provisions of section 645 of the Companies Act 2006.

On June 3, 2015, the High Court of Justice, through consent of all creditors, ordered the reduction of capital and the cancellation of the Share Premium account as such creating distributable reserves as a matter of law.

Retained earnings at December 31, 2017, net of the dividends paid during the year, amount to $3,480.8 million ($3,605.0 million at December 31, 2016) and represent the distributable reserve out of which to declare and pay further dividends.

See Shareholders' Equity Note 18 of the consolidated financial statements for additional information on the dividends declared and paid throughout the year.

Annual Reports and Accounts 2017 Page | 203

9.Interest Expense For the years ended

10. Income Tax Credit

The Company's profits before income tax for the year ended December 31 are $56.1 million and $112.4 million, for 2017 and 2016, respectively.

At December 31, 2017, the Company has recognised a full valuation allowance of $73.3 million pertaining to a net operating loss that is not longer expected to be realized in the foreseeable future.

In assessing the need for a valuation allowance, the Company considered both positive and negative evidence including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The effective income tax rate on income before income tax differed from the U.K. statutory tax rate for the following reasons:

	For the years ended December 31	
($ thousands)	2017	2016
Profit before income tax	56,131	112,435
U.K. statutory tax rate	19.25%	20.00%
Theoretical income tax expense	10,805	22,487
Reconciliation of the theoretical and effective income tax expense		
Permanent Differences		
Non taxable dividend income	(89,251)	(2,264)
Valuation allowance	73,259	—
Impact of enacted tax rate change on deferred tax balances	9,706	(548)
Foreign withholding taxes	573	559
Stock Compensation	543	—
Earnout Investment Adjustment	(577)	—
Acquisition Costs	93	—
Tax Settlements - Italy	—	105
Miscellaneous	249	—
Total income tax expense	5,400	20,339

Annual Reports and Accounts 2017 Page | 205

The significant components of income tax expense are as follows:

($ thousands)	For the years ended December 31 2017	2016
Current tax		
Current tax on profit for the year	—	105
Withholding tax	573	559
Total current tax expense	573	664
Deferred income tax		
Decrease in deferred tax assets	4,827	19,675
Total deferred tax expense	4,827	19,675
Total income tax expense	5,400	20,339

The tax effects of temporary differences and carry forward that give rise to net deferred tax assets consist of the following:

($ thousands)	For the years ended December 31 2017	2016
Tax loss carry forward	72,708	3,582
Stock compensation expense	576	1,245
Net deferred tax assets	73,284	4,827
Valuation Allowance	(73,284)	—
	—	4,827

Reconciliation to deferred tax expense on income statement:	
Net deferred tax assets at December 31, 2017	—
Net deferred tax assets at December 31, 2016	4,827
Deferred income tax expense	4,827

Future tax rate

The tax rate for the current year is lower than the prior year due to changes in the U.K. Corporation tax rate which decreased from 20% to 19% from April 1, 2017.

Changes to the U.K. corporation tax rates were substantively enacted as part of finance bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016).

These include reductions to the main rate to reduce the rate to 19% from April 1, 2017 and to 17% from April 1, 2020. Deferred taxes at the balance sheet date have been measured using these enacted tax rates and reflected in these financial statements.

Annual Reports and Accounts 2017 Page | 206

11.Employee Benefit Expense For the years ended December 31 The Company's employee benef t expense for the year ended December 31 s $11.9 m ll on and $13.1 m ll on, for 2017 and 2016, respect vely. Total number of people employed 20172016 Corporate Support1211 The Company's total number of people employed for the year ended December 31 s 12 and 11 for 2017 and 2016, respect vely.

12. Commitments

Lease commitments

Registered global headquarter

The Company has an operating lease for its registered office in London. The lease is effective from March 25, 2015 for 120 months until March 25, 2025. The lease is accounted for as an operating lease, and rent expense is recorded monthly on a straight line basis.

All leasehold improvements paid for by the Company are capitalised and depreciated from the date placed in service through the non-cancellable lease period until March 25, 2025, in accordance with our depreciation policy. Any operating expenses (including common area maintenance) are expensed quarterly as paid.

The minimum amounts due for the London headquarter non-cancellable lease as at December 31, 2017 are as follows ($ thousands):

Year	2017
2018	1,255
2019	1,255
2020	1,255
2021	1,255
2022	1,255
Thereafter	2,514
Total minimum payments	**8,789**

Annual Reports and Accounts 2017 Page | 208

13.Share-based payments Employees and D rectors of the Company may rece ve remunerat on n the form of share-based payments, whereby they render serv ces n cons derat on for equ ty nstruments (equ ty-settled transact ons). Total share-based compensat on expenses for the Company was $3,447 and $5,384 n 2017 and 2016, respect vely. Deta led share-based payments d sclosures are prov ded n Note 21 of the consol dated f nanc al statements.

14.Auditors' Remuneration The follow ng table shows the aggregate fees for profess onal serv ces and other serv ces rendered by PwC Ent t es n 2017 and 2016. For the years ended December 31 ($ thousands)20172016 Aud t Fees7575 Aud t fees cons st of fees b lled for profess onal serv ces n connect on w th our annual Company's f nanc al statements. Consol dated aud tors' remunerat on are prov ded n Note 25 of the consol dated f nanc al statements.

15. Directors' remuneration Detailed remuneration disclosures are provided in the Remuneration Implementation Report in section 2 of this document. Annual Reports and Accounts 2017 Page I 211